Exhibit 99.1

CERTAIN IDENTIFIED INFORMATION MARKED [***] HAS BEEN EXCLUDED FROM THE
EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE OF INFORMATION THAT
SATIXFY COMMUNICATIONS LTD. TREATS AS PRIVATE OR CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

By and Among

MDA Space Ltd.

MANTISRAEL OPERATIONS 1 Ltd.

MANTISRAEL OPERATIONS 2 Ltd.

SatixFy Communications Ltd.

Dated as of April 1, 2025

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of April 1, 2025, by and among MDA Space Ltd., an Ontario corporation (“Parent”), MANTISRAEL OPERATIONS 1 Ltd., an Israeli company and an indirect wholly owned Subsidiary of Parent (“Merger Sub 1”), MANTISRAEL OPERATIONS 2 Ltd., an Israeli company and an indirect wholly owned Subsidiary of Parent (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs”) and SatixFy Communications Ltd., an Israeli company (the “Company”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 9.01 hereof.

RECITALS:

WHEREAS, the parties intend for Parent to indirectly acquire the Company through Merger Sub 1, on the terms and subject to the conditions set forth in this Agreement;

AND WHEREAS, in furtherance of such acquisition of the Company by Merger Sub 1, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law 5759-1999 (Israel) (the “Companies Law”), Merger Sub 2 shall be merged with and into the Company (the “First Merger”), with the Company surviving the Merger as a direct wholly owned Subsidiary of Merger Sub 1, and each outstanding share of the Company’s ordinary shares, no par value per share (the “Company Common Stock”) (other than the Cancelled Shares) will be converted into the right to receive the Merger Consideration, which reflects a total equity value of the Company of $193 million;

AND WHEREAS, immediately following the First Merger, in accordance with the Companies Law, Merger Sub 1 shall be merged with and into the Interim Surviving Entity (the “Second Merger” and together with the First Merger, the “Mergers”), with the Company surviving the Second Merger as an indirect wholly owned Subsidiary of Parent;

AND WHEREAS, the board of directors of Parent has: (a) determined that it is in the best interests of Parent and the holders of shares of Parent, and declared it advisable, to enter into this Agreement with the Company and the Merger Subs; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers;

AND WHEREAS, the board of directors of each Merger Sub has: (a) determined that it is in the best interests of such Merger Sub and its sole shareholder (the Merger Sub Parent in respect of Merger Sub 1, being an indirect wholly owned Subsidiary of Parent, and Merger Sub 1 in respect of Merger Sub 2), and declared it advisable, to enter into this Agreement with the Company and Parent; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Mergers; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend that the sole shareholder of the applicable Merger Sub vote to approve the applicable Merger and such other actions as contemplated by this Agreement;

AND WHEREAS, each of the Company Special Committee, Audit Committee and thereafter the board of directors of the Company (the “Company Board”) has unanimously (with those directors who declared their personal interest abstaining or recusing themselves as required by Law): (a) determined that it is in the best interests of the Company and the holders of shares of the Company Common Stock (each a “Stockholder”), and declared it advisable, to enter into this Agreement with Parent and the Merger Subs; (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including, subject to receipt of the Requisite Stockholder Approval, the Mergers; and (c) resolved, subject to the terms and conditions set forth in this Agreement, to make the Board Recommendation;

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER

Section 1.01          The Mergers.

(a)          First Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law, at the Effective Time: (i) Merger Sub 2 as the target company (Chevrat Ha’Ya’ad) in the First Merger will merge with and into the Company as the absorbing company (HaChevra Ha’Koletet) in the First Merger; (ii) the separate corporate existence of Merger Sub 2 will cease; and (iii) the Company will continue its corporate existence under the Companies Law as the surviving corporation in the First Merger and a wholly owned Subsidiary of Merger Sub 1 (the “Interim Surviving Entity”).

(b)          Second Merger. As part of a single integrated plan and immediately following the Effective Time, on the terms and subject to the conditions set forth in this Agreement, and in accordance with the Companies Law: (i) Merger Sub 1 as the target company (Chevrat Ha’Ya’ad) in the Second Merger will merge with and into the Interim Surviving Entity as the absorbing company (HaChevra Ha’Koletet) in the Second Merger; (ii) the separate corporate existence of Merger Sub 1 will cease; and (iii) the Interim Surviving Entity (being the Company surviving the First Merger) will continue its corporate existence under the Companies Law as the surviving corporation in the Second Merger and an indirect wholly owned Subsidiary of Parent (the “Surviving Entity”).

Section 1.02          Closing and Effective Time.

(a)          Upon the terms and subject to the conditions set forth herein, the closing of the First Merger (the “Closing”) will take place at 2:00 p.m., Tel Aviv time, as soon as practicable (and, in any event, within three (3) Business Days) after the satisfaction or, to the extent permitted hereunder, waiver of the last to be satisfied or waived of the conditions to the First Merger set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall take place remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the parties hereto. The actual date of the Closing is hereinafter referred to as the “Closing Date”.

(b)          As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and the Merger Subs shall (and Parent shall cause the Merger Subs to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) notices which shall inform the Companies Registrar of the Mergers and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the First Merger immediately followed by a certificate evidencing the Second Merger in accordance with Section 323(5) of the Companies Law (collectively, the “Certificates of Merger”) and shall deliver a further notice to the Companies Registrar on the Closing Date that the Closing has occurred. The First Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in respect of the First Merger in accordance with Section 323(5) of the Companies Law (the effective time of the First Merger being hereinafter referred to as the “Effective Time”). The Second Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in respect of the Second Merger in accordance with Section 323(5) of the Companies Law. It is recorded that in accordance with the Companies Law (Section 323) the Effective Time shall not be earlier than (i) 30 days after the date of approval of the First Merger by the stockholders of both the Company and the Merger Subs; and (ii) 50 days after the date of submission to the Companies Registrar of the Merger Proposal reflecting the First Merger (pursuant to the provisions of Section 6.03).

Section 1.03          Effects of the Mergers.

The Mergers shall have the effects set forth in this Agreement and in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto from and after the Effective Time, the effects of the Mergers shall be that: (a) the Company will become an indirect wholly owned Subsidiary of Parent; (b) the Company will continue to be governed by the Laws of the State of Israel; (c) the Company will maintain a registered office in the State of Israel; (d) Merger Sub 2 shall be merged with and into the Company, the separate corporate existence of Merger Sub 2 shall cease and the Company shall continue as the Interim Surviving Entity; (e) immediately after (d) occurs, Merger Sub 1 shall be merged with and into the Interim Surviving Entity (being the Company), the separate corporate existence of Merger Sub 1 shall cease and the Interim Surviving Entity (being the Company) shall continue as the Surviving Entity; (e) all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and the Merger Subs shall vest in the Surviving Entity; and (f) all debts, liabilities, obligations, restrictions, and duties of each of the Company and the Merger Subs shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Entity.

Section 1.04          Organizational Documents.

Immediately following the First Merger, the Articles of Association of Merger Sub 2 as in effect immediately prior to the Effective Time (as set forth in Exhibit A) shall, until thereafter amended in accordance with the terms thereof and applicable Law, be the Articles of Association of the Interim Surviving Entity, except that references to Merger Sub 2’s name shall be replaced with references to the Interim Surviving Entity’s name. Immediately following the Second Merger, the Articles of Association of Merger Sub 1 as in effect immediately prior to such Second Merger (as set forth in Exhibit A) shall, until thereafter amended in accordance with the terms thereof and applicable Law, be the Articles of Association of the Surviving Entity, except that references to Merger Sub 1’s name shall be replaced with references to the Surviving Entity’s name.

Section 1.05          Directors and Officers.

The directors of Merger Sub 2, in each case, immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Interim Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Articles of Association of the Interim Surviving Entity. The directors of Merger Sub 1, in each case, immediately prior to the Second Merger shall, from and after the Second Merger, be the directors of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Articles of Association of the Surviving Entity. It is recorded and agreed that all directors of the Company, except for the Remaining Directors, shall vacate their office at the Effective Time.

ARTICLE II
EFFECT OF THE MERGERS ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.01          Effect of the First Merger on Capital Stock.

At the Effective Time, as a result of the First Merger and without any action on the part of Parent, the Merger Subs, the Company, any Stockholder or the holder of any shares or capital stock of Parent or the Merger Subs:

(a)          Conversion of Certain Company Common Stock. Each share of Company Common Stock that is owned by Parent or the Company (as treasury stock, dormant stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries as of immediately prior to the Effective Time (the “Cancelled Shares”) will automatically be cancelled and shall cease to exist without any conversion thereof or consideration in exchange therefor.

(b)          Conversion of Company Common Stock.

(i)          Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) shall be automatically converted into and represent the right to receive the Merger Consideration.

(ii)          As a result, at the Effective Time, subject to Section 2.01(a), each holder of: (A) a certificate formerly representing any shares of Company Common Stock (each, a “Certificate”); or (B) any shares of Company Common Stock evidenced by way of book-entry in the register of shareholders of the Company immediately prior to the Effective Time (each, a “Book-Entry Share”) will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.02 hereof, and Merger Sub 1 shall be deemed to solely own all of the Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) (the “Interim Surviving Common Stock”).The Interim Surviving Common Stock shall have the same rights, powers, and privileges as provided under the Articles of Association of the Interim Surviving Entity and shall constitute the only outstanding shares of capital stock of the Interim Surviving Entity.

(c)          Conversion of Merger Sub 2 Capital Stock. Each ordinary share of Merger Sub 2 issued and outstanding immediately prior to the Effective Time shall cease to exist at the Effective Time and no consideration or payment shall be due or delivered in respect thereof.

(d)          Fractions. In any case where the aggregate cash payable to a particular Person under the First Merger would, but for this provision, include a fraction of $0.01, such cash consideration payable shall be rounded to the nearest $0.01.

Section 2.02          Exchange Procedures.

(a)          Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall engage a U.S. nationally-recognized financial institution to be mutually agreed upon to act as exchange agent in connection with the First Merger (the “Exchange Agent”), which will use a local Israeli nationally-recognized sub-paying agent appointed by Parent and the Company (the “Israeli Paying Agent”) to assist in reviewing any requisite residency certificate and/or other declarations and supporting documents for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable, and, in connection therewith, shall enter into an agreement with the Exchange Agent and the Israeli Paying Agent in a form reasonably satisfactory to the Company and Parent. At or promptly following the Effective Time, Parent shall deposit, or cause to be deposited, on behalf of Merger Sub 1 with the Exchange Agent, with no withholding of Taxes (except as provided for in Section 2.05) and in trust for the sole benefit of the Persons entitled to receive consideration pursuant to Section 2.01 and/or Section 2.07 (the “Holders”), cash sufficient to pay the Merger Consideration (such cash, the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to fund payments of the Merger Consideration. In the event the Exchange Fund shall be insufficient to pay the Merger Consideration, Parent shall promptly deposit, on behalf of Merger Sub 1 with no withholding of Taxes (except as provided for in Section 2.05), additional cash with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. Notwithstanding anything to the contrary in this Agreement, any portion of the Merger Consideration that is deliverable in respect of any Section 102 Shares, shall be delivered by the Israeli Paying Agent to the Section 102 Trustee to be held on behalf of the holders of such Section 102 Shares, and released in accordance with the agreement with the Section 102 Trustee, applicable Law (including the provisions of Section 102 of the Ordinance) and the Options Tax Ruling (or the Interim Options Ruling). The Section 102 Trustee shall withhold any amounts required in accordance with applicable Law (including the provisions of Section 102 of the Ordinance) and the Options Tax Ruling (or the Interim Options Ruling).

(b)          Procedures for Surrender; No Interest. Promptly after the Effective Time, and in no event later than the third (3rd) Business Day thereafter, Parent shall send, or shall cause the Exchange Agent to send, on behalf of Merger Sub 1 to each holder of record of Company Common Stock at the Effective Time, whose Company Common Stock was converted pursuant to Section 2.01(b) into the right to receive the Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Parent and the Surviving Entity may reasonably specify) for use in such exchange. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01(b) in respect of the Company Common Stock represented by a Certificate or Book-Entry Share upon: (i) surrender to the Exchange Agent of a Certificate (duly endorsed or with such affidavits of loss and bonds as required by Section 2.06); or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares; in each case, together with a duly completed and validly executed letter of transmittal and such other documents or declaration as may reasonably be requested by the Exchange Agent, including without limitation any IRS Forms W-8 or W-9 that may be required under applicable Law, and a Non-Israeli Holder Tax Declaration in which the holder of shares of Company Common Stock provides certain information necessary for the Parent, Surviving Entity and the Exchange Agent to determine whether any amounts need to be withheld from the Merger Consideration payable to such holder pursuant to the terms of the Code or any applicable provision of state, local, Israeli, U.S. or foreign Law.  No interest shall be paid or accrued upon the surrender or transfer of any Certificate or Book-Entry Share. Upon payment of the Merger Consideration pursuant to the provisions of this ARTICLE II, each Certificate(s) or Book-Entry Share(s) so surrendered or transferred, as the case may be, shall immediately be cancelled.

(c)          Investment of Exchange Fund. Until disbursed in accordance with the terms and conditions of this Agreement, the cash in the Exchange Fund may be invested by the Exchange Agent, as directed by Parent. No such investments or losses with respect to any investments of the Exchange Fund will affect the amounts payable to the holders of Certificates or Book-Entry Shares. Any income from investment of the Exchange Fund will be payable to Parent on demand.

(d)          Payments to Non-Registered Holders. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share, as applicable, is registered, it shall be a condition to such payment that (i) such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred; and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share, as applicable, or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)          Full Satisfaction. All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares.

(f)          Transfer Book Closed. From and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company, the Interim Surviving Entity or the Surviving Entity. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent, the Interim Surviving Entity, the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration with respect thereto in accordance with this Agreement.

(g)          Termination of Exchange Fund. Subject to the terms of the agreements engaging the Exchange Agent or Israeli Paying Agent, any portion of the Exchange Fund that remains unclaimed by a Stockholder two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity), shall become, to the extent not prohibited by applicable Law, the property of the Surviving Entity free and clear of any claims or interest of any Person previously entitled thereto and shall, at such second anniversary of the Effective Time be returned to the Surviving Entity. Neither the Parent nor the Surviving Entity shall be liable to any Stockholder for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws.

(h)          Full Satisfaction. All Merger Consideration issued or paid upon conversion of the shares of Company Common Stock or Company Equity Awards, as applicable, in accordance with the terms of this Agreement, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock or Company Equity Awards, as applicable.

Section 2.03          No Appraisal Rights.

In accordance with Israeli Law, no statutory dissenters’ or statutory appraisal rights shall be available with respect to the Mergers or the Merger Consideration.

Section 2.04          Adjustments.

Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of the Company Common Stock shall occur (other than, if permitted by this Agreement, the issuance of additional shares of capital stock of the Company), including by reason of any reclassification, recapitalization, stock split (including a reverse stock split or consolidation), or combination, exchange, readjustment of shares, or similar transaction, or any stock dividend or distribution paid in stock, any amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change; provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.05          Withholding Rights.

(a)          Each of the Exchange Agent, Israeli Paying Agent, Parent, the Merger Subs, the Interim Surviving Entity and the Surviving Entity (each, a “Payor”) shall each be entitled to deduct and withhold from the consideration and any other amounts otherwise payable to any Person pursuant to this Agreement such amounts that are required to be deducted and withheld with respect to the making of such payment under any applicable Law, provided that with respect to Israeli Taxes, the rate of such deduction shall not exceed 30% (unless otherwise required by Israeli withholding legislation). To the extent that amounts are so deducted and withheld and duly remitted to the applicable taxing authority by the relevant Payor, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Payor made such deduction and withholding. To the extent amounts are so withheld, they shall be subsequently paid over to the appropriate taxing authority on or prior to the last day on which such payment is required under any applicable Law and the relevant Payor shall provide the affected Person as soon as practically possible with (i) confirmation of such withholding, and (ii) evidence regarding payment to of such withheld amounts to the appropriate taxing authority. Notwithstanding the foregoing, it is hereby clarified that absent a change in applicable legal requirements prior to the Closing Date, no withholding for U.S. federal income taxes shall be required on any payment made pursuant to this Agreement to the extent the applicable payee has provided the applicable IRS Form W-9 or the appropriate version of IRS Form W-8, in each case, validly completed and executed by such payee.

(b)          Notwithstanding the provisions of Section 2.05(a), with respect to Israeli Taxes, the Merger Consideration shall be retained by the Exchange Agent for the benefit of each Holder for a period of up to one hundred and eighty (180) days from the Closing Date (or, with respect to amounts payable or other consideration deliverable after the Closing Date, ninety (90) days from the date on which such amount, or portion thereof, is released to the Exchange Agent for further distribution to the applicable Holder) (the “Withholding Drop Date”) during which time neither the Exchange Agent nor the Israeli Paying Agent (nor any other Payor) shall withhold any Israeli Taxes in respect of said consideration, and during which time each Holder may obtain a Valid Tax Certificate. If no later than three (3) Business Days prior to the Withholding Drop Date a Holder delivers a Valid Tax Certificate to the Israeli Paying Agent, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be promptly paid to such Holder. If a Holder (i) does not provide the Exchange Agent or the Israeli Paying Agent (as applicable) with a Valid Tax Certificate by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request to the Exchange Agent or the Israeli Paying Agent (as applicable) to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Holder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by the Israeli Paying Agent in accordance with applicable Law, provided that such rate shall not exceed 30% (unless otherwise required by Israeli withholding legislation). Israeli Taxes in respect of such Merger Consideration shall be transferred by the Exchange Agent to the Israeli Paying Agent and remitted by the Israeli Paying Agent to the ITA. The remaining portion of the Merger Consideration following such deduction of Israeli Taxes shall be paid by the Exchange Agent to the applicable Holder.

(c)          Notwithstanding the provisions of Section 2.05(a) above, any consideration payable or deliverable to holders of Company Equity Awards or Section 102 Shares will be subject to deduction or withholding of Israeli Tax under the Ordinance on the 16th day of the calendar month following the month during which the Closing occurs, unless (i) with respect to holders of Section 102 Securities and Section 3(i) Options, the Options Tax Ruling (or the Interim Options Ruling) shall have been obtained in which case the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Options Tax Ruling (or the Interim Options Ruling); (ii) with respect to non-Israeli resident holders of Company Equity Awards who were granted such Company Equity Awards in consideration solely for work or services performed entirely outside of Israel for the Company’s non-Israeli Subsidiaries (each a “Non-Israeli Public Holder”), a validly executed declaration regarding their non-Israeli residence and confirmation that they were granted such Company Equity Awards in consideration solely for work or services performed entirely outside of Israel for the Company’s non-Israeli Subsidiaries, in the form attached as Exhibit 2.05(c) (a “Non-Israeli Holder Tax Declaration”) shall have been provided to the Israeli Paying Agent prior to the payment of the consideration payable at the Closing, and in such case such consideration shall be transferred through the applicable Subsidiary’s payroll or accounts payable system (as applicable) to the relevant holder subject to withholding of non-Israeli Tax as required under any applicable Law; and (iii) any payments to be made to holders of Company Equity Awards that do not fall into clause (i) or clause (ii) of this Section 2.05(c) shall be subject to deduction or withholding of Israeli Tax under the Ordinance pursuant to Section 2.05(b), unless such holder provides the Israeli Paying Agent a Valid Tax Certificate, prior to such date.

(d)          Notwithstanding the provisions of Section 2.05(a) and Section 2.05(b) above, any consideration in an amount of up to $500,000, payable or deliverable to any holder of Company Common Stock who acquired such stock on or after October 28, 2022, and as of the Closing Date holds less than five percent (5%) of the share capital of the Company, shall be paid by the Exchange Agent to such Holder without deduction or withholding of any Israeli Tax; provided, however, that a validly executed declaration confirming that: (i) such holder is not an Israeli resident; (ii) such holder acquired its Company Common Stock on or after October 28, 2022; and (iii) as of the Closing Date such holder holds less than five percent (5%) of the issued and outstanding share capital of the Company, in the form attached as Exhibit 2.05(d) (the “Non-Israeli Public Holder Tax Declaration”) shall have been provided to the Israeli Paying Agent prior to the payment of the consideration payable at the Closing.

(e)          In the event that the Israeli Paying Agent (or other Payor) receives a demand from the ITA to withhold any amount out of the consideration payable to any Holder and transfer it to the ITA prior to the Withholding Drop Date, the Israeli Paying Agent (i) shall notify such Holder in writing of such matter promptly after receipt of such demand and provide such holder a reasonable time (but not less than 30 days, unless otherwise explicitly required by the ITA or under applicable Law) to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA; and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such Holder to the Israeli Paying Agent, transfer to the ITA any amount so demanded, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such Holder, and the Israeli Paying Agent shall provide to such Person written confirmation of the amount so deducted or withheld.

Section 2.06          Lost Certificates.

If any Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed, and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it or the Surviving Entity with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated under this ARTICLE II.

Section 2.07          Treatment of Convertible, Exchangeable and Exercisable Securities.

(a)          Company Stock Options. The Company shall take all requisite action so that, at the Effective Time, each option to acquire shares of Company Common Stock (each, a “Company Stock Option”) that is outstanding under the Company Stock Plan immediately prior to the Effective Time, whether or not then vested or exercisable, shall: (i) if the per share exercise price for the shares of Company Common Stock underlying each such Company Stock Option is equal to or greater than the Merger Consideration, terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect; and (ii) if the per share exercise price for the shares of Company Common Stock underlying each such Company Stock Option is less than the Merger Consideration (each such Company Stock Option, an “In-the-Money Company Stock Option”), terminate and be cancelled as of immediately prior to the Effective Time and be converted into the right to receive an amount equal to: “N” multiplied by (“P” minus “E”) where: “N” equals the number of Company Common Stock covered by each such Company Stock Option immediately prior to the Effective Time, “P” equals the Merger Consideration and “E” equals the per share exercise price of Company Common Stock for each such Company Stock Option, less any Taxes required to be withheld with respect to each such Company Stock Option in accordance with Section 2.05. Following the Effective Time, no such Company Stock Option that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company Stock Option shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 2.07(a) in exchange for such Company Stock Options in accordance with this Section 2.07(a). Notwithstanding anything to the contrary in this Agreement, any portion of the Merger Consideration that is deliverable in respect of any Section 102 Options or Section 3(i) Options shall be delivered by the Exchange Agent or the Israeli Paying Agent to the Section 102 Trustee to be held on behalf of the holders of such Section 102 Options or Section 3(i) Options, as applicable, and released in accordance with the agreement with the Section 102 Trustee, applicable Law (including the provisions of Section 102 or Section 3(i) of the Ordinance, as applicable) and the Options Tax Ruling (or the Interim Options Ruling). The Section 102 Trustee shall withhold any amounts required in accordance with applicable Law (including the provisions of Section 102 or Section 3(i) of the Ordinance, as applicable) and the Options Tax Ruling (or the Interim Options Ruling).

(b)          Company Restricted Share Units. The Company shall take all requisite action so that, at the Effective Time, each Company RSU that is outstanding under the Company Stock Plan immediately prior to the Effective Time, whether or not then vested, shall, by virtue of the First Merger and without any action on the part of the holder thereof, vest in full and become free of restrictions and shall be treated as a share of Company Common Stock that shall be cancelled and converted automatically, in accordance with the procedures set forth in this Agreement, into the right to receive the Merger Consideration pursuant to Section 2.01(b) (treating such shares in the same manner as all other outstanding shares of Company Common Stock for such purposes) subject to the withholding of any Taxes required to be withheld with respect to such Company RSU in accordance with Section 2.05.

(c)          Company Warrants. Each of the Company Warrants issued and outstanding immediately prior to the Effective Time shall remain outstanding such that following the Effective Time, in accordance with the terms of the Company Warrants and automatically and without any required action on the part of the holder thereof, cease to represent an entitlement to receive a Company Common Stock on the exercise thereof and shall become a Company Warrant exercisable for Merger Consideration such that each holder of the Company Warrants shall have the right to, upon exercise thereof, receive from the Company, upon the basis and upon the terms and conditions specified in the Company Warrants and in lieu of the Company Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the amount of cash receivable upon the consummation of the transactions contemplated by this Agreement, including the First Merger, that such holder of the Company Warrants would have received if such holder had exercised his, her or its Company Warrant(s) immediately prior to the Effective Time.

(d)          Resolutions and Other Company Actions. At or prior to the Effective Time, the Company, the Company Board and any relevant sub-committee of the Company Board shall adopt any resolutions and take any actions that may be necessary to effectuate the provisions of this Section 2.07, including for certainty, accelerating the vesting of all Company Stock Options and all Company RSUs.

Section 2.08          Tax Treatment.

(a)          As soon as reasonably practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling in relation to the Israeli Tax treatment of Section 102 Securities and Section 3(i) Options confirming, among other things, that: (i) the treatment of Section 102 Securities and the delivery of the Merger Consideration to the Section 102 Trustee prior to the lapse of the Section 102 trust period under applicable Law, will not be treated as a breach of the provisions of Section 102 of the Ordinance and (ii) Parent, Merger Sub 1, and the Interim Surviving Entity and anyone acting on its behalf, including the Exchange Agent and the Israeli Paying Agent, shall be exempt from withholding Tax in relation to the payment of the Merger Consideration to the Section 102 Trustee; which ruling may be subject to customary conditions regularly associated with such a ruling (the “Options Tax Ruling”). If the Options Tax Ruling is not granted prior to the Closing, the Company shall seek to obtain prior to the Closing an interim Tax ruling confirming, among other things, that Parent, the Merger Subs, the Interim Surviving Entity, the Surviving Entity and the Israeli Paying Agent shall be exempt from Israeli withholding Tax in relation to any payments and deliveries made to the Section 102 Trustee with respect to Section 102 Securities and Section 3(i) Options (the “Interim Options Ruling”). To the extent that the Interim Options Ruling is obtained, all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Options Ruling, until such time that a final definitive Options Tax Ruling is obtained.

(b)          Without limiting the generality of Section 2.08(a), each of the Company and Parent shall cause their respective Israeli counsel, advisors and/or accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Ruling). The final text of the Interim Options Ruling and the Options Tax Ruling (or any other Tax ruling relating hereto) and any application submitted to the ITA with respect to any Tax ruling shall be subject to the prior written consent of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall keep Parent reasonably informed of all material discussions and meetings with the ITA relating to the Interim Options Ruling and the Options Tax Ruling.

Section 2.09          Effect of the Second Merger on Capital Stock.

Upon the Second Merger becoming effective as provided in Section 1.01(b), as a result of the Second Merger and without any action on the part of Parent, the Merger Subs, the Company, any Stockholder or the holder of any shares or capital stock of Parent or the Merger Subs:

(a)          Surviving Common Stock. As a result of the Second Merger becoming effective, the Merger Sub Parent shall be deemed to solely own all of the Interim Surviving Common Stock issued and outstanding immediately prior to the Second Merger becoming effective (the “Surviving Common Stock”). The Surviving Common Stock shall have the same rights, powers, and privileges as provided under the Articles of Association of the Surviving Entity and shall constitute the only outstanding shares of capital stock of the Surviving Entity.

(b)          Conversion of Merger Sub 1 Capital Stock. Each ordinary share of Merger Sub 1 issued and outstanding immediately prior the Second Merger shall cease to exist upon completion of the Second Merger and no consideration or payment shall be due or delivered in respect thereof.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.01           Company Representations and Warranties.

Except as disclosed in the Company Disclosure Letter (which shall in each case specifically identify by reference to Sections of this Agreement any exceptions to each of the representations and warranties contained in this Agreement), the Company hereby represents and warrants each of the matters set forth in Schedule A to and in favor of Parent and the Merger Subs and acknowledges that Parent and the Merger Subs are relying upon such representations and warranties in connection with the entering into of this Agreement.

Section 3.02          Parent and Merger Subs Representations and Warranties.

Each of Parent and the Merger Subs hereby jointly and severally represents and warrants each of the matters set forth in Schedule B to and in favor of the Company and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

ARTICLE IV
COVENANTS

Section 4.01          Conduct of Business of the Company.

During the period from the date of this Agreement until the earlier of the termination of this Agreement (in accordance with its terms) or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, except as expressly required or expressly contemplated by this Agreement, as required by applicable Law, as set forth in Schedule 4.01 of the Company Disclosure Letter or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), conduct its business in the Ordinary Course in all material respects and the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to preserve substantially intact its and its Subsidiaries’ business organization, to keep available the services of its and its Subsidiaries’ current officers and employees, to preserve its and its Subsidiaries’ present material relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having material business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly required or expressly contemplated by this Agreement, as set forth in Schedule 4.01 of the Company Disclosure Letter or as required by applicable Law, the Company shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a)          amend or propose to amend its Charter Documents;

(b)          (i) split, combine, or reclassify any Company Securities or Company Subsidiary Securities; (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Company Securities or Company Subsidiary Securities, other than in connection with the forfeiture or expiration of Company Equity Awards; or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any Company Securities or Company Subsidiary Securities (other than dividends from its direct or indirect wholly owned Subsidiaries);

(c)          issue, deliver, grant, sell, pledge, dispose of, or encumber any Company Securities or Company Subsidiary Securities, other than the issuance of shares of Company Common Stock upon the exercise of any Company Equity Award outstanding as of the date of this Agreement in accordance with the terms, as of the date hereof, of such Company Equity Award;

(d)          except as required by applicable Law or expressly required or expressly contemplated by any Company Benefit Plan or Contract in effect as of the date of this Agreement: (i) increase the compensation, severance bonus, change of control payment or employee benefit payable or which such Person is entitled to or that could become payable by the Company or any of its Subsidiaries to directors, officers, employees or independent contractors, other than increases in compensation or changes to employee benefits made to non-officer employees in the Ordinary Course; (ii) grant any new Company Equity Award, severance rights, bonuses, change of control payment, retention or incentive compensation to any director, officer, employee or independent contractor; (iii) promote any officers or employees with base annual salary in excess of $75,000, except in connection with the Company’s Ordinary Course review cycle or as the result of the termination or resignation of any officer or employee; (iv) hire any employee or independent contractor; (v) adopt, enter into, amend, terminate, exercise any discretion under or take any action to accelerate rights under any Company Equity Award or Company Benefit Plan; or (vi) make any contribution to any Company Benefit Plan, other than contributions required by Law, the terms of such Company Benefit Plans or any Contract as in effect on the date hereof, or that are made in the Ordinary Course;

(e)          acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person;

(f)          enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture, partnership, shareholders’ agreement, profit-sharing arrangement, collaboration agreement, co-development agreement or similar relationship;

(g)          engage in, or change in any material respect the terms of, any transaction with any Company Employee, director, consultant, advisor or contractor of the Company, insider or other Person not dealing at arm’s length with the Company or any of their respective Affiliates outside of the Ordinary Course;

(h)          transfer, license, sell, lease, abandon or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the capital stock or other equity interests in any Subsidiary of the Company; provided that the foregoing shall not prohibit the Company and its Subsidiaries from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, in the Ordinary Course;

(i)          adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization in respect of the Company or any of its Subsidiaries;

(j)          repurchase, prepay, incur or become liable for any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person (other than any wholly owned Subsidiary of it) or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

(k)          enter into, or amend or modify in any material respect, waive or assign any material right under, or consent to the termination of (other than at its stated expiry date), any Material Contract or any Lease with respect to Real Estate;

(l)          negotiate or enter into any union recognition agreement, collective agreement, union agreement or similar agreement with any trade union or representative body;

(m)          make any capital expenditure or expenditures that individually exceed $200,000 or in the aggregate are in excess of $1,000,000;

(n)          enter into an agreement that could result in the payment by the Company of a finder’s fee, success fee or other similar fee in connection with the Mergers or the other transactions contemplated in this Agreement;

(o)          institute, commence, settle, assign or compromise any Legal Action involving: (i) the payment of monetary damages by or to the Company or any of its Subsidiaries of any amount exceeding $100,000 in the aggregate, other than the settlement of claims, liabilities, or obligations reserved against on the Company’s Interim Financial Statements; or (ii) which imposes any injunctive relief on the Company or its Subsidiaries, involves the admission of wrongdoing, by the Company or its Subsidiaries or any of their respective directors, officers, employees or independent contractors or is otherwise likely to establish an adverse precedent;

(p)          make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in IFRS or applicable Law;

(q)           (i) settle or compromise any material Tax claim, audit, exam, litigation or assessment; (ii) make or change any material Tax election; (iii) change any annual Tax accounting period; (iv) adopt (inconsistent with past practice) or change any method of Tax accounting; (v) amend any Tax Return; (vi) file any claim for a Tax refund; (vii) enter into any closing agreement or other Tax related agreement with any Governmental Entity, (viii) surrender any right to claim a Tax refund, offset or other reduction in Tax liability; or (ix) consent to any extension or waiver of the limitation period applicable to the assessment or collection of any Tax;

(r)          abandon, allow to lapse or expire, sell, dispose of, assign, transfer, grant any security interest in, encumber or dispose of any Company IP;

(s)          grant any right or license to any Company IP other than pursuant to non-exclusive licenses to customers entered into in the Ordinary Course that are terminable by the Company without any consent, penalty or payment;

(t)          (i) waive, amend or voluntarily terminate any inbound license in favor of the Company with respect to any Intellectual Property (other than Off-the-Shelf Software Licenses); or (ii) amend any Contract with respect to any Intellectual Property;

(u)          (i) waive or materially amend (except in the course of using reasonable efforts to prosecute Intellectual Property) the Company’s rights in or to any Intellectual Property that is registered or the subject of an application for registration; or (ii) fail to use reasonable efforts to prosecute or maintain any material Intellectual Property that is registered or the subject of an application for registration, in each case, in the name of the Company;

(v)          disclose, make available, deliver, or license or place into escrow, any source code owned by the Company or any of its Subsidiaries with respect to Software owned by the Company or any of its Subsidiaries;

(w)          (i) waive, release or condition any non-compete, non-solicit, non-disclosure, confidentiality or other restrictive covenant owed to the Company; or (ii) enter into any Contract which creates any non-competition or material non-solicit obligations for the Company;

(x)          enter into any new line of business outside the existing line of business of the Company and its Subsidiaries;

(y)          terminate or modify or amend in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(z)          engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

(aa)          make an application to or otherwise amend, modify, terminate, allow to expire or lapse any of its material Authorizations or abandon or fail to diligently pursue any ongoing application for any material Authorization;

(bb)          make any forward commitments for the business of the Company in excess of the requirements of the business of the Company for normal operating purposes in the Ordinary Course;

(cc)          adopt or implement any stockholder rights plan or similar arrangement;

(dd)          [***]; or

(ee)          agree, authorize or commit to do any of the foregoing.

Section 4.02          Access to Information; Confidentiality.

(a)          Access to Information. Subject to the Confidentiality Agreement and applicable Law, from the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VIII: the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives reasonable access, at reasonable times, upon reasonable notice, and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, independent contractors, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent such other information concerning the business and properties of the Company and its Subsidiaries as Parent may reasonably request from time to time. Nothing in this Section 4.02 shall require any Person to afford any access or to disclose any information, if affording such access or furnishing such information would (i) violate applicable Law; (ii) violate any of its obligations with respect to confidentiality (provided, that such Person shall, upon the request of the Person seeking access to the information, use commercially reasonable efforts to obtain the required consent of any third party to such access or disclosure); (iii) in the reasonable judgment of such Person, cause material competitive harm to such Person or its Subsidiaries, taken as a whole, if the transactions contemplated by this Agreement are not consummated; or (iv) result or give rise to a material risk of resulting in the loss of attorney-client or other privilege (provided, however, that such Person shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client or other privilege). Neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to Parent or the Merger Subs pursuant to this Agreement.

(b)          Confidentiality. The parties hereby agree that all information provided to the other party or the other parties’ Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby, including any information obtained pursuant to Section 4.02(a), shall be treated in accordance with the Confidentiality Agreement, dated December 5, 2024, between Parent and the Company (the “Confidentiality Agreement”). Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 4.03          Notices of Certain Events.

(a)          Events. Subject to applicable Law, the Company shall notify Parent and the Merger Subs, and Parent and the Merger Subs shall notify the Company, promptly of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.

(b)          Notice of Breach. The Company shall make reasonable efforts to promptly notify Parent and the Merger Subs, and Parent and the Merger Subs shall make reasonable efforts to promptly notify the Company: (i) if any of its representations or warranties in this Agreement are, or become, untrue or inaccurate in any material respect; (ii) if it breaches any covenant contained herein in any material respect; or (iii) if it becomes aware of any event, fact or circumstance which would, or be reasonably likely to, cause any of the conditions set forth in ARTICLE VII of this Agreement not to be satisfied.

(c)          Saving Provision. The delivery of any notice pursuant to this Section 4.03 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

Section 4.04          Directors’ and Officers’ Indemnification and Insurance.

(a)          Indemnification. Parent and the Merger Subs agree that all rights to indemnification, advancement of expenses, and exculpation by the Company now existing in favor of each individual who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or any of its Subsidiaries (each an “Indemnified Party”) as provided in the Charter Documents of the Company as in effect on the date of this Agreement, or pursuant to any other written Contracts entered into between the Company and any Indemnified Party substantially in the form attached to Section 4.04(a) of Company Disclosure Letter as in effect on the date of this Agreement, shall continue to bind the Surviving Entity in the Second Merger, without further action, at the Effective Time and shall survive the Mergers and shall remain in full force and effect in accordance with their terms. For a period of seven (7) years from the Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, cause the Charter Documents of the Surviving Entity to contain provisions with respect to indemnification, advancement of expenses, and exculpation that are at least as favorable to the Indemnified Parties as the indemnification, advancement of expenses, and exculpation provisions set forth in the Charter Documents of the Company as of the date of this Agreement. During such seven (7) year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)          Insurance. The Surviving Entity shall, and Parent shall cause the Surviving Entity to: (i) obtain and maintain in full force and effect for the benefit of the Indemnified Party, as of the Effective Time, “tail” insurance policies that provides coverage with a claims period of seven (7) years from the Effective Time with the coverage and amounts and terms and conditions that are substantially equivalent to and in any event not less advantageous to the Indemnified Parties than the existing policies of the Company, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Surviving Entity be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by the Company or any of its Subsidiaries for such insurance prior to the date of this Agreement, which amount is set forth in the Company Disclosure Letter.

(c)          Survival. The obligations of Parent and the Surviving Entity under this Section 4.04 shall survive the consummation of the Mergers and shall not be terminated or modified in such a manner as to adversely affect an Indemnified Party without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 4.04 applies and their respective successors and assigns shall be third party beneficiaries of this Section 4.04, each of whom may enforce the provisions of this Section 4.04). In the event that Parent or the Surviving Entity (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then Parent shall use commercially reasonable efforts to include proper provision to be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 4.04.

Section 4.05          Reasonable Best Efforts.

(a)          Cooperation/Approvals. Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 4.05), each of the parties hereto shall, and shall cause its Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate and make effective, and to satisfy all conditions to, as promptly as reasonably practicable (and in any event no later than the End Date), the transactions contemplated by this Agreement, including: (i) the obtaining of all necessary permits, waivers, and actions or nonactions from Governmental Entities and the making of all necessary registrations, filings, and notifications (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities; (ii) the obtaining of all necessary consents or waivers from third parties, including for greater certainty any Governmental Entities; (iii) the performance of all covenants contained herein; and (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and to fully carry out the purposes of this Agreement. The Company and Parent shall, subject to applicable Law, promptly: (A) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii), (iii) and (iv) immediately above; and (B) supply the other with any information (subject to applicable privileges, confidentiality obligations and applicable Law) that may be reasonably required in order to effectuate the taking of such actions. No party hereto shall take any action, or refrain from taking any commercially reasonable action, or permit the taking of any action which would reasonably be expected to prevent, delay or otherwise impede the consummation of the First Merger or the transactions contemplated by this Agreement.

(b)          Notification. Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company, on the one hand, or Parent or the Merger Subs, on the other hand, receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and the opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement. Neither Parent nor the Company shall commit to or agree with (or permit any of their respective Subsidiaries to commit to or agree with) any Governmental Entity to stay, toll, or extend any applicable waiting period including under the HSR Act or other applicable Antitrust Laws, without the prior written consent of the other (such consent not to be unreasonably withheld, conditioned, or delayed).

(c)          Governmental Antitrust Authorities. Without limiting the generality of the undertakings pursuant to Section 4.05(a) hereof, the parties hereto shall: (i) provide or cause to be provided as promptly as reasonably practicable to applicable Governmental Entities information and documents requested by any Governmental Entity as necessary, proper, or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act and any additional consents and filings under any other Antitrust Laws as promptly as practicable following the date of this Agreement (provided, however, that such filing shall be made within ten (10) Business Days of the date of this Agreement) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act or any other applicable Antitrust Laws; and (ii) subject to the terms set forth in Section 4.05(d) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods.

(d)          Actions or Proceedings. In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Mergers or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, the parties hereto shall consult and cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, none of the parties hereto or any of their respective Affiliates shall be required to expend funds, other than in immaterial amounts in connection with the above, or to defend, contest, or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed, or overturned any Order, in connection with the transactions contemplated by this Agreement.

(e)          No Divestitures; Other Limitations. Notwithstanding anything to the contrary set forth in this Agreement, none of Parent, the Merger Subs nor any of their respective Subsidiaries shall be required to, and the Company may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement, or Order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business, or portion of business of the Company, the Interim Surviving Entity, the Surviving Entity, Parent, the Merger Subs, or any of their respective Subsidiaries; (ii) conduct, restrict, operate, invest, or otherwise change the assets, business, or portion of the business of the Company, the Interim Surviving Entity, the Surviving Entity, Parent, the Merger Subs, or any of their respective Subsidiaries in any manner; or (iii) impose any restriction, requirement, or limitation on the operation of the business or portion of the business of the Company, the Interim Surviving Entity, the Surviving Entity, Parent, the Merger Subs, or any of their respective Subsidiaries; provided, however, that if requested by Parent, the Company will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement, or Order so long as such requirement, condition, limitation, understanding, agreement, or Order (A) is only binding on the Company in the event the Closing occurs; and (B) in the opinion of the Company, is not, and shall not become, adverse to the Company or the Holders in any manner prior to the Closing or in the event that the Closing does not occur.

Section 4.06          Public Announcements.

The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the Company and Parent agrees that no public release (including initial press releases), statement, announcement, or other disclosure concerning the Mergers or the other transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by: (a) applicable Law; (b) court process; (c) the rules or regulations of any applicable securities regulatory authority in Canada, Israel or the United States or the stock exchange on which the relevant entity is listed; or (d) any Governmental Entity to which the relevant party is subject or submits; provided, in each such case, that the party making the release, statement, announcement, or other disclosure shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release, statement, announcement, or other disclosure in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 4.06 shall not apply to any release, statement, announcement, or other disclosure made with respect to: (i) a Change in Recommendation issued or made in compliance with ARTICLE V; or (ii) the Mergers and the other transactions contemplated hereby that is substantially similar (and identical in any material respect) to those in a previous release, statement, announcement, or other disclosure made by the Company or Parent in accordance with this Section 4.06. Without limiting the generality of the foregoing and for greater certainty, the parties hereto acknowledge and agree that Parent shall file this Agreement together with a material change report related thereto, under Parent’s profile on SEDAR+ and the Company will file this Agreement together with the related press release on EDGAR.

Section 4.07          Anti-Takeover Statutes.

If any “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law becomes or is deemed to be applicable to Parent, the Merger Subs, the Company, the Mergers, or any other transaction contemplated by this Agreement, then each of the Company and the Company Board on the one hand, and Parent and its board of directors on the other hand, shall use commercially reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 4.08          Stock Exchange Matters.

To the extent requested by Parent, prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws (including the Companies Law) and the rules and policies of the NYSE American to enable the delisting by the Surviving Entity of the shares of Company Common Stock from the NYSE American and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 4.09          Certain Tax Matters.

Prior to Closing, the Company shall promptly notify Parent of the receipt of any written notice of the commencement of any, or any pending or threatened, Tax audit, exam, litigation, claim or other Tax proceeding against the Company or any of its Subsidiaries (each, a “Pre-Closing Tax Matter”). The Company shall keep Parent fully informed regarding the progress and status of each Pre-Closing Tax Matter, including by promptly proving copies of all correspondence received from, or provided to, the applicable Governmental Entity. The Company shall consult with Parent in good faith regarding any positions taken or to be taken in connection with any Pre-Closing Tax Matter, including by allowing Parent to review and comment on any material submissions to be made to any Governmental Entity before the submission.

Section 4.10          Stockholder Litigation.

The Company shall promptly advise Parent in writing after becoming aware of any Legal Action commenced, or to the Company’s Knowledge threatened, against the Company or any of its directors relating to this Agreement or the transactions contemplated hereby (including the Mergers and the other transactions contemplated hereby) and shall keep Parent reasonably informed regarding any such Legal Action. The Company shall: (a) give Parent the opportunity to participate in the defense and settlement of any such stockholder litigation; (b) keep Parent reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any such stockholder litigation, and provide Parent with the opportunity to consult with the Company regarding the defense of any such litigation, which advice the Company shall consider in good faith; and (c) not settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or conditioned). Parent shall promptly advise the Company in writing after becoming aware of any Legal Action commenced, or to Parent’s Knowledge threatened, against Parent or any of its directors relating to this Agreement or the transactions contemplated hereby (including the Mergers and the other transactions contemplated hereby) and shall keep the Company reasonably informed regarding any such Legal Action. Parent shall: (i) give the Company the reasonable opportunity to participate in the defense and settlement of any such stockholder litigation to the extent such litigation may hinder or delay the transactions contemplated hereby; and (ii) keep the Company reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any such stockholder litigation, and provide the Company with the opportunity to consult with Parent regarding the defense of any such litigation, which advice Parent shall consider in good faith.

Section 4.11          Obligations of Merger Subs.

Parent will take all action necessary to cause the Merger Subs to perform their respective obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement.

Section 4.12          Resignations.

Other than directors of the Company or a particular Subsidiary which Parent identifies it desires to remain in such capacity (such directors, the “Remaining Directors”), the Company shall, at the written request of Parent, cause each person who is a director of the Company or a Subsidiary to resign from such capacity, with such resignations to be effective as of the Effective Time. The Company shall cause each person who is an officer of any Subsidiary of the Company (other than SatixFy Israel Ltd.), and in respect of which the Parent provides written instruction no later than five (5) Business Days prior to the Closing Date, to resign from such capacity, with such resignations to be effective as of the Effective Time. It is acknowledged that Parent shall cause the Company to honor any severance, payment in lieu of notice or other payment obligations owing to any resigning director or officer (or, in Israel, office holder) or to any Affiliate of the foregoing.

Section 4.13          Indebtedness; Permitted Indebtedness.

(a)          Parent shall not incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly owned Subsidiaries to Parent or any of its Subsidiaries) that would reasonably be expected by Parent to prevent Parent or its Subsidiaries from repaying the Company’s outstanding indebtedness following the Closing.

(b)          Notwithstanding Section 4.01, if the Company Board, acting in good faith, determines that it requires additional financing of not more than the Financing Cap, the Company shall promptly notify Parent of this requirement to raise, in one or more tranches (not to exceed in the aggregate the Financing Cap), additional funds (each an “Additional Financing”). The terms of any such Additional Financing shall limit the use of funds raised in such Additional Financing to those matters set out in the Company Budget (the “Use Restriction”). The Company shall keep Parent reasonably informed on a reasonably current basis as to the status of material developments and negotiations with respect to any Additional Financing. Prior to completing an Additional Financing, the Company shall provide Parent with written notice (the “Financing Notice”) of its intention to proceed with an Additional Financing which Financing Notice shall include the proposed definitive agreements in respect of such Additional Financing (which shall include the Use Restriction). Parent shall, by notice in writing to the Company (an “Election Notice”), have the right, exercisable within five (5) Business Days after receipt of the Financing Notice (the “Response Period”), to elect (either directly or through a Subsidiary) to complete the Additional Financing on terms, in the aggregate, not less favorable to the Company than the terms contained in the Financing Notice. If Parent provides an Election Notice during the Response Period, the Company and Parent shall promptly complete the Additional Financing on the terms contained in the Election Notice and the Company shall not complete the Additional Financing with any other party. If Parent does not provide an Election Notice during the Response Period, the Company shall, during the ten (10) day period following the expiration of the Response Period (but not thereafter, in which case the provisions of this Section 4.13 shall again apply), complete the Additional Financing with the party named in the Financing Notice (such a financing, a “Permitted Financing”). The Company shall not amend or waive the terms of the Permitted Financing without the written consent of Parent.

Section 4.14          Further Assurances.

(a)          At and after the consummation of the Second Merger, the officers and directors of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the Company or the applicable Merger Sub, any deeds, bills of sale, assignments, or assurances and to take and do, in the name and on behalf of the Company or the applicable Merger Sub, any other actions and things to vest, perfect, or confirm of record or otherwise in the Surviving Entity any and all right, title, and interest in, to and under any of the rights, properties, or assets of the Company acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Mergers.

ARTICLE V
GO-SHOP / NO SOLICITATION

Section 5.01          Go-Shop.

During the period beginning on the date of this Agreement and continuing until 11:59 p.m. Eastern time on the day that is 45 calendar days following the date of this Agreement (the “Go-Shop End Date”), the Company shall, subject to compliance with the remainder of this ARTICLE V, have the right, to, directly or indirectly, solicit, encourage, entertain, discuss and negotiate inquiries, proposals or offers in respect of, or which are reasonably expected to lead to, an Acquisition Proposal and take any other action with respect to an Acquisition Proposal expressly permitted by the remainder of this ARTICLE V.

Section 5.02          No-Solicit.

(a)          Following the Go-Shop End Date and until the earlier of the termination of this Agreement or the Effective Time, the Company shall, and shall cause its officers, directors, employees, representatives (including any financial or other advisors) or agents (collectively, “Representatives”) to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons contacted by the Company or any of its Representatives before the Go-Shop End Date with respect to any inquiry, proposal or offer that relates to or that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection therewith, the Company shall discontinue access to any data room established (and not establish or allow access to any other data rooms, virtual or otherwise) or otherwise furnish information and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all copies of any confidential information regarding the Company provided to any such Person or any other Person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company.

(b)          Following the Go-Shop End Date until the earlier of the termination of this Agreement or the Effective Time, the Company shall not, directly or indirectly, through Representatives, or otherwise, and shall not permit any such Person to: (i) solicit, assist, initiate, facilitate or knowingly encourage (including by furnishing information) any inquiry, proposal or offer that relates to or that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal; or (ii) engage, entertain, encourage or participate in any discussions or negotiations with any Person (other than Parent and the Merger Subs) regarding any inquiry, proposal or offer that relates to or that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)          The Company agrees that it shall not without the prior written consent of Parent (which may be withheld or delayed in Parent’s sole and absolute discretion), terminate, waive, amend or modify, and agrees to actively prosecute and enforce, any provision of any confidentiality, standstill, use, business purposes or similar agreement or restriction to which the Company is a party in connection with any potential or actual Acquisition Proposal, it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as a result of entering into and the announcement of this Agreement by the Company, pursuant to the express terms of any such agreement, shall not be a violation of this Section 5.02(c).

(d)          Except as expressly provided in Section 5.03, during the term of this Agreement, the Company shall not, directly or indirectly, through any Representative, (i) make a Change in Recommendation; (ii) accept, approve, endorse, enter into or recommend, or propose publicly to accept, approve, endorse or recommend, any inquiry, proposal or offer that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal, it being understood that failing to reaffirm (publicly, if so requested by Parent) the Board Recommendation within five (5) Business Days after being requested by Parent or within five (5) Business Days after a public announcement of any inquiry, proposal or offer that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal shall be considered to be in violation of this Section 5.02(d); or (iii) enter into any agreement, other than an Acceptable Confidentiality Agreement, in respect or in furtherance of any inquiry, proposal or offer that constitutes, or which may reasonably be expected to constitute or lead to, an Acquisition Proposal.

(e)          The Company shall advise its Representatives of the prohibitions set out in this ARTICLE V and any violation of the restrictions set forth in this ARTICLE V by the Company or its Representatives is deemed to be a breach of this ARTICLE V by the Company.

Section 5.03          Permitted Discussions.

(a)          The Company shall promptly (and in any event within 24 hours following receipt thereof) notify Parent first orally and then in writing in the event it receives or becomes aware of an Acquisition Proposal or any inquiry, proposal or offer that constitutes or relates to an Acquisition Proposal (or any request for copies of, access to, or disclosure of, any non-public or confidential information relating to the Company, in each case in connection with a potential Acquisition Proposal), including any Acquisition Proposal received prior to the Go-Shop End Date whether or not resulting from the Company’s compliance with Section 5.01. Such notice shall include the material terms and conditions of the Acquisition Proposal, inquiry, proposal, offer or request, the identity of the Person making such Acquisition Proposal, inquiry, proposal, offer or request, and shall keep Parent reasonably informed on a reasonably current basis as to the status of material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to the material terms or conditions of any such Acquisition Proposal, inquiry, proposal, offer or request (and all changes to the proposed consideration to be paid) and shall provide to Parent copies of all material or substantive correspondences and documents if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondences and documents sent or communicated to the Company by or on behalf of any Person making such Acquisition Proposal, inquiry, proposal, offer or request.

(b)          If at any time following the date of this Agreement (including prior to the Go-Shop End Date) but prior to obtaining the Requisite Stockholder Approval, the Company receives any written Acquisition Proposal, other than any Acquisition Proposal that resulted from a breach of ARTICLE V and the Company Board determines in good faith, after receipt of a recommendation by both the Company Special Committee and Audit Committee and after consultation with the Company’s financial advisors and outside legal advisors, that such Acquisition Proposal constitutes or would reasonably be expected to result in, a Superior Proposal, if consummated in accordance with its terms, then the Company may, following compliance with Section 5.03(a):

(i)          furnish information with respect to the Company to the Person making such Acquisition Proposal; and

(ii)          enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise co-operate with or assist, the Person making such Acquisition Proposal,

provided, however, that the Company shall (A) not enter into any agreement with any Person in respect of an Acquisition Proposal other than (1) as permitted in Section 5.03(c), and (2) an Acceptable Confidentiality Agreement; and (B) promptly (and in any event within one (1) Business Day) make available to Parent any non-public information concerning the Company that is provided to any such Person or its Representatives that was not previously provided to Parent.

(c)          Notwithstanding anything to the contrary in this Agreement, if at any time following the date of this Agreement and prior to obtaining the Requisite Stockholder Approval, the Company receives an Acquisition Proposal not resulting from a breach of Section 5.02 that the Company Board concludes in good faith, after receipt of a recommendation by both the Company Special Committee and Audit Committee and after consultation with the Company’s financial advisors and outside legal advisors, constitutes a Superior Proposal and, after, inter alia, consultation with the Company’s outside legal counsel, that failure to take such action is or would be inconsistent with its fiduciary duties under applicable Law, the Company Board may, subject to compliance with the procedures set forth in Section 5.03(a) and this Section 5.03(c), make a Change in Recommendation and enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(i)          the Company has provided Parent with: (i) a copy of the definitive agreement proposed to be entered into in respect of the Superior Proposal, together with any material financing documents relating to such Superior Proposal, if supplied to the Company; and (ii) written confirmation from the Company that (y) the Company Board has determined that such proposal constitutes a Superior Proposal (including the value of any non-cash consideration), and (z) the Company intends to enter into the definitive agreement in respect of the Superior Proposal;

(ii)          at least five (5) Business Days (the “Matching Period”) shall have elapsed from the date that is the later of: (A) the date on which Parent received written notice advising Parent that the Company Board has resolved, subject only to compliance with this Section 5.03(c) and Section 5.04, to enter into a definitive agreement with respect to such Superior Proposal; and (B) the date Parent has received all of the materials expressly specified in Section 5.03(c) (it being understood that the Company shall promptly inform Parent of any amendment to the financial or other material terms of such Superior Proposal during such period);

(iii)          the Person making the Superior Proposal acknowledges the terms of the MDA Agreements; and

(iv)          if Parent offered to amend the terms of this Agreement in accordance with Section 5.04, the Company Board, after consultation with the Company’s financial advisors and receiving legal advice from its outside legal advisers, in good faith determined that the Acquisition Proposal giving rise to the Matching Period continues to be a Superior Proposal.

(d)          In the event the Company provides the notice contemplated by Section 5.03(c) on a date which is less than five (5) Business Days prior to the Company Meeting, Parent shall be entitled to require the Company to adjourn or postpone the Company Meeting to a date that is not more than seven (7) Business Days after the date of the notice.

Section 5.04          Match Rights.

(a)          During the Matching Period, the Company agrees that Parent and Merger Sub 2 shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Company Board shall promptly review any offer to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties and in consultation with the Company’s financial and outside legal advisors, whether Parent’s and Merger Sub 2’s amended offer, upon acceptance by the Company, would cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal, and, if not, what further changes are required in order to cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal, and advise Parent and Merger Sub 2 of same and allow them (within additional three (3) Business Days) to further amend their Acquisition Proposal. If the Company Board determines that the Acquisition Proposal giving rise to such Matching Period does not continue to be a Superior Proposal compared to this Agreement as it is proposed to be amended by Parent and Merger Sub 2 in accordance with the above procedures, the parties shall amend this Agreement to give effect to such amendments and the Company Board shall promptly reaffirm the Board Recommendation.

(b)          The Company acknowledges that each successive material modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirements under ARTICLE V, provided, however, that the Matching Period for such modified Acquisition Proposal shall be two (2) Business Days.

Section 5.05          Compliance with Tender Offer Rules.

Nothing contained herein shall prevent the Company Board or any committee thereof from: (a) disclosing to the Stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any communication required under Israeli Law with substantially similar content) or a position contemplated by Section 329 of the Companies Law with regard to an Acquisition Proposal; (b) making any other disclosure if the party determines, after consultation with its outside legal counsel, that failure to make such disclosure would be in breach of, or be inconsistent with, applicable Law; provided, however, that any public disclosure (other than any “stop, look and listen” statement made under Rule 14d-9(f) under the Exchange Act or any communication under Israeli Law with substantially similar content) by the Company or the Company Board (or any committee thereof) relating to any determination, position or other action by the Company, the Company Board or any committee thereof with respect to any Acquisition Proposal shall be deemed to be a Change in Recommendation unless the Company Board expressly and publicly reaffirms the Board Recommendation in such disclosure.

ARTICLE VI
COMPANY MEETING AND PROXY STATEMENT

Section 6.01          Proxy Statement / Company Meeting.

(a)          Preparation of Proxy Statement. In connection with the Company Meeting, as promptly as practicable following the date hereof, and in any event within five (5) Business Days following the date hereof, the Company shall prepare and submit with the SEC a letter to the shareholders, notice of meeting, proxy statement, and forms of proxy to be used for the Company Meeting, and any supplements thereto prepared in accordance with this Agreement (collectively, the “Proxy Statement”, and the date of submission to the SEC referred to as the “Submission Date”). The Company shall cause the Proxy Statement to comply with Israeli Law and all other applicable Laws. Subject to applicable Law, the Company shall cooperate and consult with Parent and the Merger Subs in the Company’s preparation of the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and the Merger Subs will furnish the Company with the information relating to it required to be set forth in the Proxy Statement by applicable Law. The Proxy Statement shall include: (i) a statement confirming which Stockholders have entered into a Voting and Support Agreement, the number of shares held by each such Stockholder, their percentage holdings of all outstanding Company Common Stock and a summary description of the Voting and Support Agreement; (ii) the Board Recommendation, provided there has been no Change in Recommendation and (iii) the material factors considered by the Company Board in evaluating the First Merger. Subject to applicable Law, no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing Parent and its advisors the opportunity to review and comment thereon, and the Company will give due consideration to all reasonable additions, deletions or changes suggested by Parent or its counsel.

(b)          Accurate Disclosure. Each of Parent and the Company shall supply such information specifically for inclusion or incorporation by reference in the Proxy Statement necessary so that, at the date it is first mailed to the Company’s shareholders or at the time of the Company Meeting, the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)          Company Meeting. The Company shall take all action necessary to establish a record date for, duly call, give notice of, convene, and hold the Company Meeting for the sole purpose of obtaining the Requisite Stockholder Approval (and approving any other matter ancillary thereto or ancillary to the transactions contemplated by this Agreement or required under applicable Law or as agreed by Parent) as soon as reasonably practicable after the Submission Date such that that the Company Meeting will be held on a mutually agreeable date not to be later than 45 days after the Submission Date (provided, however, if the Company shall conduct “broker searches” as reasonably requested by the Parent or solicitation agent in accordance with Section 6.01(d) and such “broker searches” actually require the date of the Company Meeting to occur more than 45 days after the Submission Date, then the Company Meeting will be held as soon as reasonably practicable after the Submission Date) provided that, in each case, the Company may fail to use such efforts if there has been a Change in Recommendation. Subject to ARTICLE V hereof, including in the case of a Change in Recommendation provided therein, the Company shall use reasonable best efforts to obtain the Requisite Stockholder Approval, including: (i) solicit from the Stockholders proxies in favor of the adoption of this Agreement and approval of the Mergers and against any resolution or matter that is inconsistent with the Requisite Stockholder Approval or the transactions contemplated hereby; and (ii) take all other actions necessary or advisable to secure the vote or consent of the Stockholders required by applicable Law to obtain such approval. Except to the extent that the Company Board shall have effected a Change in Recommendation in accordance with ARTICLE V hereof, the Proxy Statement shall include the Board Recommendation. The Company shall keep Parent and the Merger Subs updated with respect to proxy solicitation results as requested by Parent or the Merger Subs (including providing copies or access to information regarding the Company Meeting generated by transfer agents, dealers and proxy advisory firms), any written opposition to the Mergers by any Stockholder and any written communications sent by or on behalf of the Company to any Stockholder opposition to the transactions contemplated by this Agreement. Once the Company Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Meeting without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), other than: (A) in order to obtain a quorum of Stockholders; (B) if, as of the time for which the Company Meeting is scheduled, the Company reasonably determines in good faith that there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Requisite Stockholder Approval; (C) as reasonably determined by the Company, after receiving legal advice, it is necessary to comply with applicable Law or request from the SEC or the Israel Securities Authority; (D) to allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Proxy Statement; or (E) as provided for in Section 5.03(d); provided, however, that the Company Meeting shall not be adjourned for more than 25 calendar days in the aggregate without the consent of Parent (it being understood that such limit shall not apply to, and Company Meeting shall be adjourned or postponed every time, the circumstances described in the foregoing clauses (C) and (D) exist).

(d)          Solicitation Agent. Provided no Change in Recommendation has occurred, the Company shall permit Parent to, on behalf of management of the Company, directly or through a soliciting dealer, actively solicit proxies in favor of the Requisite Stockholder Approval, which right shall be disclosed in the Proxy Statement and the Company shall furnish to Parent such information as it reasonably requests in connection therewith. If requested by the Parent or a solicitation agent, the Company shall conduct such “broker searches” following the record date for the Company Meeting as may be reasonably requested by the Parent or solicitation agent.

Section 6.02          Additional Agreements.

(a)          Furnishing of Information. Each party hereto will reasonably assist and cooperate with the other parties in the preparation, filing and distribution of the Proxy Statement. Each party hereto shall furnish to the other party all information concerning such Person and its Affiliates required by the Securities Act or the Exchange Act to be set forth in the Proxy Statement or otherwise reasonably requested by the other parties. Each of Parent and the Company shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect. Each of Parent and the Company shall promptly take all steps necessary to amend or supplement the Proxy Statement and to cause the Proxy Statement, as so amended or supplemented, to be filed with the SEC and disseminated to the Stockholders as and to the extent required by applicable Law. The Company agrees to cooperate with Parent and Parent’s counsel and accountants in requesting and obtaining appropriate opinions, consents, and letters from financial advisors and the Company’s independent auditors in connection with the Proxy Statement.

(b)          SEC Comments. The Company shall promptly provide Parent and its counsel with any comments or other communications, whether written or oral, that the Company or its counsel may receive from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments. Prior to the filing of the Proxy Statement with the SEC (including in each case any amendment or supplement thereto) or the dissemination thereof to Stockholders, or responding to any comments of the SEC with respect to the Proxy Statement, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Proxy Statement, or response (including the proposed final versions thereof) and the Company shall give reasonable and good faith consideration to any comments made by Parent or its counsel.

Section 6.03          Merger Proposal; Registration.

(a)          Subject to the Companies Law, as soon as reasonably practicable following the date of this Agreement, each of the Company and the Merger Subs shall (and Parent shall cause the Merger Subs to), as applicable, take the following actions within the timeframes set forth in this Section 6.03:

(i)          cause a merger proposal (in the Hebrew language) reflecting the First Merger or Second Merger (as the case may be), this Agreement and the transactions contemplated thereby (including a “going private” notice) in a form complying with the Companies Law and reasonably acceptable to the parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law;

(ii)          deliver the Merger Proposal to the Companies Registrar within three (3) days of the calling of the Company Meeting and Merger Sub shareholder meetings;

(iii)          cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar;

(iv)           (A) publish a notice to its creditors in a form acceptable to the parties, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Subs’ registered offices, as applicable, and at such other locations as the Company or Merger Subs, as applicable, may determine, in (y) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is delivered to the Companies Registrar, and (z) in a popular newspaper in New York, as may be required by applicable Law, within three Business Days after the date on which the Merger Proposal is delivered to the Companies Registrar if required by applicable Law; (B) within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice, in a form acceptable to the parties, by registered mail to all of its “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger), 5760-2000 (the “Merger Regulations”)) of which the Company or a Merger Sub, as applicable, is aware, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in clause (A) above and at such times stated in the notice referred to in clause (A) above;

(v)          promptly after the Company and a Merger Sub, as applicable, shall have complied with the preceding clauses (iii) and (iv) above, but in any event no more than three (3) days following the date on which notice was sent to the creditors under clause (iii) above, inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law and Regulation 5 of the Merger Regulations, that notice was given to their respective creditors under Section 318 of the Companies Law;

(vi)          not later than three (3) days after the date on which (y) the Requisite Stockholder Approval is received, and (z) the sole shareholder of each Merger Sub approves the applicable Merger, this Agreement and the transactions contemplated thereby, the Company or a Merger Sub, as applicable, shall inform (in accordance with Section 317(b) of Companies Law) the Companies Registrar of such approval in a form acceptable to the parties; and

(vii)          following fulfillment or waiver of all of the conditions for Closing set forth in ARTICLE VII of this Agreement, inform the Companies Registrar of such fulfillment or waiver and, in accordance with the customary practice of the Companies Registrar, request that the Companies Registrar declare the First Merger effective and issue the Certificate of Merger in respect thereof upon such date, as the Company and Merger Sub 2 shall advise the Companies Registrar and immediately thereafter declare the Second Merger effective and issue the Certificate of Merger in respect thereof upon such date, as the Interim Surviving Entity and Merger Sub 1 shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Mergers shall be declared effective and the Certificate of Merger in respect of each Merger shall be issued on the Closing Date, as a condition to the Closing taking place.

(viii)          For purposes of this Section 6.03, “Business Day” shall have the meaning set forth in the Merger Regulations.

ARTICLE VII
CONDITIONS

Section 7.01          Conditions to Each Party’s Obligation to Effect the Mergers.

The respective obligations of each party to this Agreement to effect the Mergers are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing of each of the following conditions:

(a)          Stockholder Approval. This Agreement will have been duly adopted by the Requisite Stockholder Approval.

(b)          No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Mergers or the other transactions contemplated by this Agreement.

(c)          Governmental Consents. The Required Regulatory Approval shall have been obtained on terms acceptable to Parent, acting reasonably and in good faith.

(d)          Bulgaria FDI Approval. The Bulgaria FDI Approval shall have been obtained on terms acceptable to Parent, acting reasonably and in good faith, if all of the following conditions exist prior to the Closing Date: (i) the amendment to the Rules on the implementation of the Bulgarian Investment Promotion Act and the adoption of the Rules on the organization and operations of the Interdepartmental Council for the Screening of Foreign Direct Investments shall have been enacted by the Bulgarian Council of Ministers and come into force and effect and (ii) the transactions contemplated by this Agreement (including the Mergers) are subject to a mandatory pre-Closing approval in Bulgaria in accordance with the Bulgarian Investment Promotion Act as then in-effect.

Section 7.02          Conditions to Obligations of Parent and Merger Subs.

The obligations of Parent and the Merger Subs to effect the Mergers are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by Parent and the Merger Subs on or prior to the Closing of the following conditions:

(a)          Fundamental Representations and Warranties. The Fundamental Warranties shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, in which case as of that date).

(b)          Other Representations and Warranties. All representations and warranties of the Company set forth in Schedule A of this Agreement other than the Fundamental Warranties shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Material Adverse Effect”, “in all material respects”, “in any material respect”, “material”, “materially” or other similar words) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, in which case as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing.

(d)          Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect that is continuing and uncured.

(e)          Officer’s Certificate. Parent will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 7.02(a), Section 7.02(b), Section 7.02(c), and Section 7.02(d) hereof.

Section 7.03          Conditions to Obligation of the Company.

The obligation of the Company to effect the Mergers is also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by the Company on or prior to the Closing of the following conditions:

(a)          Parent Fundamental Representations and Warranties. The Parent Fundamental Warranties shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, in which case as of that date).

(b)          Other Representations and Warranties. All representations and warranties of Parent and the Merger Subs set forth in Schedule B of this Agreement other than the Parent Fundamental Warranties shall be true and correct in all respects (without giving effect to any limitation indicated by the words “in all material respects”, “in any material respect”, “material”, or “materially” or other similar words) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, in which case as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)          Performance of Covenants. Parent and the Merger Subs shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing.

(d)          Officer’s Certificate. The Company will have received a certificate, signed by an officer of Parent, certifying as to the matters set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c) hereof.

Section 7.04          Satisfaction of Conditions.

Neither Parent or a Merger Sub, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set out in ARTICLE VII to be satisfied if such failure was caused by such party’s breach of any provisions of this Agreement. The conditions set out in ARTICLE VII shall conclusively be deemed to have been satisfied, waived or released when the Certificate of Merger in respect of the First Merger is issued in accordance with the terms of this Agreement.

ARTICLE VIII
TERMINATION

Section 8.01          Termination by Mutual Consent.

This Agreement may be terminated at any time prior to the Closing (whether before or after the receipt of the Requisite Stockholder Approval) by the mutual written consent of Parent and the Company.

Section 8.02          Termination by Either Parent or the Company.

This Agreement may be terminated by either Parent, on its own behalf and on behalf of the Merger Subs, or the Company at any time prior to the Closing (whether before or after the receipt of the Requisite Stockholder Approval) if:

(a)          the First Merger shall not have been consummated on or before December 31, 2025 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or a primary contributing factor that resulted in, the failure of the First Merger to be consummated on or before the End Date;

(b)          any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Mergers or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been a contributing cause of the issuance, promulgation, enforcement, or entry of any such Order; or

(c)          this Agreement has been submitted to the Stockholders for adoption at a duly convened Company Meeting and the Requisite Stockholder Approval shall not have been obtained at such meeting (unless such Company Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof); provided, however, that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been a contributing cause, or resulted in, the failure to receive the Requisite Stockholder Approval.

Section 8.03          Termination by Parent.

This Agreement may be terminated by Parent, on its behalf and on behalf of the Merger Subs, at any time prior to the Closing if:

(a)          (i) a Change in Recommendation shall have occurred; or (ii) the Company shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in ARTICLE V;

(b)          there shall have been a breach of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Mergers set forth in Section 7.01 or Section 7.02, as applicable, would not be satisfied and, such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, shall not have been cured prior to the earlier of: (i) 30 days after written notice thereof is given by Parent to the Company; or (ii) the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.03(b) if Parent or a Merger Sub is then in breach of any representation, warranty, covenant, or obligation hereunder that would cause any condition set forth in Section 7.01 or Section 7.03 not to be satisfied; or

(c)          a Company Material Adverse Effect shall have occurred.

Section 8.04          Termination by the Company.

This Agreement may be terminated by the Company at any time prior to the Closing if:

(a)          following the Company’s compliance with ARTICLE V, the Company enters into a definitive agreement with respect to a Superior Proposal; or

(b)          there shall have been a breach of any representation, warranty, covenant, or agreement on the part of Parent or a Merger Sub set forth in this Agreement such that the conditions to the Closing of the Mergers set forth in Section 7.01 or Section 7.03, as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; or, if capable of being cured by the End Date, shall not have been cured prior to the earlier of: (i) 30 days after written notice thereof is given by the Company to Parent; and (ii) the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.04(b) if the Company is then in breach of any representation, warranty, covenant, or obligation hereunder that would cause any condition set forth in Section 7.01 or Section 7.02 not to be satisfied.

Section 8.05          Notice of Termination; Effect of Termination.

The party desiring to terminate this Agreement pursuant to this ARTICLE VIII (other than pursuant to Section 8.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 8.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is properly and validly terminated pursuant to this ARTICLE VIII, it will become void and of no further force and effect, with no liability or obligation on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except that: (a) Section 4.02(b), this Section 8.05, Section 8.06, and ARTICLE IX (and any related definitions contained in any such Sections or Article) shall survive termination of this Agreement; and (b) no such termination shall relieve any party from any liabilities or damages arising out of fraud, intentional misconduct or intentional breach of any of its representations, warranties, covenants, or other agreements set forth in this Agreement occurring prior to its termination.

Section 8.06          Fees and Expenses Following Termination.

(a)          If this Agreement is terminated by Parent pursuant to Section 8.03(a) [Change in Recommendation; Breach of Non-Solicit], then the Company shall pay to Parent (by wire transfer of immediately available funds), within three (3) Business Days after such termination, the Termination Fee;

(b)          If this Agreement is terminated pursuant to Section 8.02(a) [End Date] or Section 8.02(c) [Failure of Requisite Stockholder Approval] and: (i) prior to the Company Meeting, if held in accordance with the terms of this Agreement, or prior to such termination if the Company Meeting is not held, an Acquisition Proposal shall have been publicly announced, proposed or disclosed by any Person other than a Merger Sub or Parent or any Affiliate thereof; (ii) the Requisite Stockholder Approval shall have failed to have been received or the Company Meeting shall not have been held; and (iii) an Acquisition Proposal (whether or not the previously announced Acquisition Proposal) is consummated within twelve (12) months following the termination of this Agreement, or a definitive agreement with respect to an Acquisition Proposal (whether or not the previously announced Acquisition Proposal) is entered into within such twelve (12) month period and such Acquisition Proposal is subsequently consummated, then the Company shall pay to Parent (by wire transfer of immediately available funds) the Termination Fee concurrently with the consummation of the Acquisition Proposal. For the purposes of this paragraph, “Acquisition Proposal” shall have the meaning assigned to such term in Section 9.01, except that all references to “15%” shall be deemed to be references to “50%”.

(c)          If this Agreement is terminated by Company pursuant to Section 8.04(a), then the Company shall pay to Parent, concurrently with such termination, the Termination Fee (by wire transfer of immediately available funds).

(d)          If this Agreement is terminated by the Company for any other reason and at such time Parent, on its own behalf and on behalf of a Merger Sub, is entitled to terminate this Agreement pursuant to Section 8.03(a) [Change in Recommendation], then the Company shall pay to Parent (by wire transfer of immediately available funds), within five (5) Business Days after such termination, the Termination Fee.

(e)          If this Agreement is terminated by Parent pursuant to Section 8.03(b) (other than in the case of willful or intentional breach by the Company), the Company shall pay, or cause to be paid to, Parent (by wire transfer of immediately available funds), a breakup fee equal to $10,000,000 within five (5) Business Days after such termination (the “Parent Breakup Fee”).

(f)          If this Agreement is terminated by Company pursuant to Section 8.04(b) (other than in the case of willful or intentional breach by Parent), Parent shall pay, or cause to be paid to, Company (by wire transfer of immediately available funds), a breakup fee equal to $10,000,000 within five (5) Business Days after such termination (the “Company Breakup Fee”).

(g)          The parties hereto acknowledge and hereby agree that the provisions of this Section 8.06 are an integral part of the transactions contemplated by this Agreement (including the Mergers), and that, without such provisions, the parties would not have entered into this Agreement. If the Company fails to pay in a timely manner the amounts due pursuant to this Section 8.06, and, in order to obtain such payment, the other party makes a claim against the non-paying party that results in a judgment, the non-paying party shall pay to the other party the reasonable costs and expenses (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 8.06 at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or a lesser rate that is the maximum permitted by applicable Law.

(h)          The parties acknowledge and agree that: (i) in no event shall a party be obligated to pay any of the Termination Fee, Company Breakup Fee or Parent Breakup Fee (collectively, the “Break Fees”) on more than one occasion (provided that if both the Termination Fee and Company Breakup Fee are payable, the Company Breakup Fee shall be paid); and (ii) the right to receive a Break Fee under this Agreement shall not limit or otherwise affect any party’s right to specific performance in Section 9.16. Notwithstanding anything to the contrary in this Agreement, the Break Fees shall constitute liquidated damages and the right to receive the Break Fees shall, in the circumstances in which the Break Fee is paid, be the sole and exclusive remedy of the party entitled to receive such Break Fee (and its Affiliates and Representatives) against the other party and its respective Affiliates and Representatives for any loss or damage suffered as a result of the failure of the transactions contemplated by this Agreement to be completed or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection with this Agreement (other than the Confidentiality Agreement). The parties hereto agree that the Break Fee is not a penalty, and that it constitutes liquidated damages in a reasonable amount that will compensate the party entitled thereto in the circumstances in which such fee is payable.

(i)          Except as expressly set forth in this Section 8.06, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party hereto incurring such Expenses; provided, however, that the Company and Parent shall share equally in all filing fees incurred in connection with the HSR Act or any other Antitrust Law in connection with the consummation of the transactions contemplated by this Agreement.

ARTICLE IX
MISCELLANEOUS

Section 9.01          Definitions.

For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and an arm’s length third party on terms that are no less favorable to the Company, in the aggregate, than those contained in the Confidentiality Agreement and provided that such confidentiality agreement shall not include: (a) an exclusive right to negotiate with the Company or limit Parent or a Merger Subs’ rights under this Agreement, including under ARTICLE V; or (b) provide, directly or indirectly, for any compensation, reimbursement or other payment to the counter party of the confidentiality agreement.

“Acquisition Proposal” means with respect to the Company a good faith bona fide inquiry, proposal or offer from, or indication of interest in making a proposal or offer by, any Person or group acting at arm’s length to the Company with respect to any transaction or series of related transactions (other than the transactions contemplated by this Agreement), involving any: (a) direct or indirect acquisition of assets of the Company or its Subsidiaries (including any voting equity interests of Subsidiaries, but excluding sales of assets in the Ordinary Course) equal to 15% or more of the fair market value of the Company and its Subsidiaries’ consolidated assets or to which 15% or more of the Company and its Subsidiaries’ net revenues or net income on a consolidated basis are attributable; (b) direct or indirect acquisition of 15% or more of the voting equity interests of the Company or any of its Subsidiaries whose business constitutes 15% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; (c) tender offer or exchange offer that if consummated would result in any Person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 15% or more of the voting power in the Company; (d) merger, consolidation, other business combination, or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person or group (as defined in Section 13(d) of the Exchange Act) would own 15% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of the Company or one or more of its Subsidiaries which, individually or in the aggregate, generate or constitute 15% or more of the consolidated net revenues, net income, or assets of the Company and its Subsidiaries, taken as a whole; or (f) any combination of the foregoing.

“Additional Financing” has the meaning set forth in Section 4.13.

“Adequate Procedures” means such policies, procedures, processes and systems designed to ensure, and which are reasonably expected to ensure and to continue to ensure, compliance with, and prevent and detect breaches of, all applicable Financial Crime Laws.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Agreement” has the meaning set forth in the preamble.

“AI Tools” has the definition set forth in the Regulation (EU) 2024/1689 of the European Parliament and of the Council of 13 June 2024 laying down harmonized rules on artificial intelligence.

“Antitrust Laws” means the Sherman Act of 1890, as amended; the Clayton Act of 1914, as amended; the Federal Trade Commission Act of 1914, as amended; the HSR Act; the Israeli Economic Competition Law, 5748-1988 and the rules and regulations promulgated thereunder; and all other federal, state, foreign or supranational Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Associated Person” means in relation to any entity, a Person:

(a)	who performs or has performed services (including as interpreted pursuant to applicable Law) for such entity;

(b)	from whose activity, practice, conduct, action or failure to act, such entity has, directly or indirectly, received a benefit;

(c)	who is a customer, client or supplier of such entity; or

(d)	who otherwise acts on behalf of such entity in any capacity, and in respect of whose actions or inactions such entity may be liable under any Financial Crime Law.

“Audit Committee” means the audit committee of the Company Board.

“Audited Financial Statements” means the audited Consolidated Statements of Financial Position of the Company as at December 31, 2023 and 2022 and the accompanying audited statements of comprehensive income (loss), cash flows and changes in equity for the 12-month period ended on December 31, 2023 and 2022 together with the notes thereto and the auditors’ report thereon as filed on EDGAR.

“Authorizations” has the meaning set forth in Schedule A.

“Benefit Plan Affiliate” means a Person sponsoring a benefit plan with respect to which a specified Person may have any Liability, contingent or otherwise, including without limitation any employer, trade or businesses (whether or not incorporated) that would be treated together with such specified Person or its Subsidiary as a “single employer” under Section 414 of the U.S. Internal Revenue Code of 1986, as amended.

“Board Recommendation” has the meaning set forth in Schedule A.

“Book-Entry Share” has the meaning set forth in Section 2.01(b)(ii).

“Books and Records” means all books of account, financial statements, Tax records (including any written advice received relating to Tax), personnel records, historic documents relating to Contracts of employment and assets, sales and purchase records, cost and pricing information, customer and supplier lists and files, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, data, files, correspondence and other information, in each case, of the Company (whether in written, electronic or other form) other than the Corporate Records.

“Break Fees” has the meaning set forth in Section 8.06(h).

“Bulgaria FDI Approval” means the final approval or authorization of a foreign direct investment in the form of the transactions contemplated by this Agreement (including the Mergers) under the Bulgarian Investment Promotion Act (in Bulgarian - Закон за насърчаване на инвестициите) (as amended from time to time)  pursuant to Chapter Six of the Bulgarian Investment Promotion Act in any of the following forms:

(a)          a decision by the Bulgarian Interdepartmental Council for the Screening of Foreign Direct Investments (in Bulgarian - Междуведомствен съвет за скрининг на преките чуждестранни инвестиции)  approving a foreign direct investment in the form of the transactions contemplated by this Agreement (including the Mergers); or

(b)          a notification by the Bulgarian Interdepartmental Council for the Screening of Foreign Direct Investments stating that the latter will not conduct screening proceedings with respect to the transactions contemplated by this Agreement (including the Mergers); or

(c)          a lapse of a 45 day period (unless such period has been extended to 75 days by way of a ruling of the Bulgarian Interdepartmental Council for the Screening of Foreign Direct Investments, in which case the 75 day period shall apply) from the date on which the application for authorization by the Interdepartmental Council for the Screening of Foreign Direct Investments has been accepted for review, without any specific decision being issued, which by operation of Law under art. 27f of the Bulgarian Investment Promotion Act will have substantially the same effect as the decision or notification set out under clause (a) or (b) above, respectively.

“Business Day” means any day, other than Saturday, Sunday, or, in respect of any SEC filing, any day on which the SEC is closed and, in respect of any payment, any banking institutions located in Canada, the United States of America or Israel is required by Law or other governmental action to be closed.

“Cancelled Shares” has the meaning set forth in Section 2.01(a).

“Certificate” has the meaning set forth in Section 2.01(b)(ii).

“Certificates of Merger” has the meaning set forth in Section 1.02(b).

“Change in Recommendation” means the Company, Company Board, the Company Special Committee or Audit Committee, as the case may be: (a) withholds, withdraws (or amends, modifies or qualifies in a manner adverse to Parent) or fails to make, the Board Recommendation; (b) fails to include the Board Recommendation in the Proxy Statement; (c) approves or recommends an Acquisition Proposal; (d) fails to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within five (5) Business Days after the commencement of such offer; (e) fails to reaffirm (publicly, if so requested by Parent) the Board Recommendation within five (5) Business Days after being requested by Parent or within five (5) Business Days after a public announcement of an Acquisition Proposal; (f) makes any public statement substantively inconsistent with the Board Recommendation; (g) enters into a written agreement in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or (h) resolves, agrees or publicly announces any intention to take any of the foregoing actions.

“Charter Documents” means: (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization or articles of association, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person, the organizational, constituent and/or governing documents and/or instruments of such Person.

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“Closing” has the meaning set forth in Section 1.02(a).

“Closing Date” has the meaning set forth in Section 1.02(a).

“Code” means, as context requires, the U.S. Internal Revenue Code of 1986 or the Ordinance, in each case as amended.

“Companies Law” has the meaning set forth in the Recitals.

“Companies Registrar” has the meaning set forth in Section 1.02(b).

“Company” has the meaning set forth in the preamble.

“Company Benefit Plans” means a plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, bonuses, severance, deferred compensation, incentive awards, or equity or equity-based awards, or retirement, pension, savings, profit sharing, health, medical, dental, vision, post-termination, retiree, life insurance, death, accidental death & dismemberment, disability, wellness, or any other benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, policy, agreement or arrangement, in each such case whether written or unwritten or otherwise, whether funded or unfunded, whether insured or self-insured, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any Company Employee or an independent contractor, consultant, or director of the Company or any of its Subsidiaries or with respect to which the Company or any Subsidiary of the Company has or may have any material Liability, other than any individual employment, consulting or services Contract or any Statutory Plan.

“Company Board” has the meaning set forth in the Recitals.

“Company Breakup Fee” has the meaning set forth in Section 8.06(f).

“Company Budget” means the budget of the Company contained in Section 4.13(b) of the Company Disclosure Letter.

“Company Chip Products” means the [***] and [***] chips, together with any Embedded Chip Software Layer applicable to such chips.

“Company Common Stock” has the meaning set forth in the Recitals.

“Company Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by the Company to Parent concurrently with the execution of this Agreement.

“Company Employee” means a current or former employee of the Company or any of its Subsidiaries.

“Company Equity Award” means a Company Stock Option, a Company RSU granted under the Company Stock Plan or a share (or a portion thereof) of Company Common Stock resulting from an enterprise management incentive (EMI) Company Stock Option exercised after the date hereof, as the case may be.

“Company IP” means all (i) Intellectual Property subject of any Company IP Licenses, or used or exploited by the Company or any of its Subsidiaries (excluding Intellectual Property subject of Off-the-Shelf Software Licenses) and (ii) Company-Owned IP.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party, beneficiary, or otherwise bound.

“Company IP Licenses” means all licenses or similar agreements or arrangements to which the Company or one of its Subsidiaries is a party, with respect to Intellectual Property, other than Off-the-Shelf Software Licenses.

“Company IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries, all as materially required for operation of the infrastructure of the business, all with the exception of Company-Owned IP.

“Company Material Adverse Effect” means a Material Adverse Effect on the Company.

“Company Meeting” means the special meeting of Stockholders to be held to consider the adoption of this Agreement and approval of the Mergers.

“Company RSU” means each share of Company Common Stock subject to vesting, repurchase, or other lapse of restrictions (including any restricted share units issued under the Company Stock Plan).

“Company SEC Documents” has the meaning set forth in Schedule A.

“Company Securities” has the meaning set forth in Schedule A.

“Company Special Committee” means the special committee of the Company Board, appointed for purposes of considering the First Merger.

“Company Stock Option” has the meaning set forth in Section 2.07(a).

“Company Stock Plan” means the 2020 Share Award Plan (as amended and restated) of the Company.

“Company Subsidiary Securities” has the meaning set forth in Schedule A.

“Company Warrants” means those warrants outstanding on the date hereof to acquire Company Common Stock which are subject to the terms of the Amended and Restated Warrant Agreement between the Company and Continental Stock Transfer & Trust Company dated January 12, 2023.

“Company-Owned IP” ” means all Intellectual Property owned by the Company or any of its Subsidiaries or the Intellectual Property disclosed in Section 1.26(a) of the Company Disclosure Letter.

“Confidentiality Agreement” has the meaning set forth in Section 4.02(b).

“Consent” has the meaning set forth in Schedule A.

“Contract” means any contract, agreement, license, note, bond, mortgage, indenture, lease, or other binding instrument or binding commitment (and, in each case, any schedules, exhibits, purchase orders, statements of work or other attachments thereto), whether written or oral .

“Corporate Records” means the corporate records of the Company and each of its Subsidiaries, including: (a) the Charter Documents; (b) the minutes of meetings and resolutions of shareholders and directors; and (c) to the extent applicable, the corporate books, records, documents and information of the Company.

“Deprecated Products” means all products of the Company or its Subsidiaries other than [***], [***], [***] and [***].

“Development Agreement” means the development agreement and the purchase orders thereunder, as set out in Section 1.33(i) of the Company Disclosure Letter.

“Disabling Code” means any code which is intended or designed to have the effect of disabling or denying authorized access to any hardware, Software or any data or files on or used in conjunction with any of the aforementioned, including any Malicious Code, clock, timer, counter, software lock, drop dead device, trojan horse routine, trap door, back door, date bomb or time bomb, and excluding legitimate access rights control mechanisms used to enforce software licences or other commercial agreements with end users of the subject hardware or Software.

“EDGAR” has the meaning set forth in Schedule A.

“Effective Time” has the meaning set forth in Section 1.02(b).

“Election Notice” has the meaning set forth in Section 4.13.

“Embedded Chip Software Layer” means the generic Software required to enable the functionalities of the [***] and [***] chips and which is intended to be used by multiple customers of such chips.

“End Date” has the meaning set forth in Section 8.02(a).

“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to contamination or pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any hazardous substances. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Permits” includes all Orders, permits, certificates, approvals, consents, registrations and licences issued by any Governmental Entity and required under Environmental Laws.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Exchange Agent” has the meaning set forth in Section 2.02(a).

“Exchange Fund” has the meaning set forth in Section 2.02(a).

“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the preparation, printing, filing, and mailing of the Proxy Statement, the filing of any required notices under the HSR Act or any other Antitrust Laws, or in connection with other regulatory approvals, and all other matters related to the Mergers, and the other transactions contemplated by this Agreement.

“Export Control Laws” means the export control, sanctions, import, customs and trade, and anti-boycott Laws applicable to the business of the Company and its Subsidiaries, including any applicable Laws, regulations, and programs administered by Israel, the United States, the United Kingdom, Bulgaria or any other applicable jurisdiction.

“Financial Crime Laws” means all applicable Laws, rules, regulations or other measures of any jurisdiction relating to the prevention of bribery, corruption, money laundering, terrorist financing, facilitation of tax evasion, fraud or similar or related activities or relating to financial sanctions, and “Financial Crime Law” means any of them.

“Financing Cap” has the meaning ascribed thereto in Section 4.13(b) of the Company Disclosure Letter.

“Financing Notice” has the meaning set forth in Section 4.13.

“First Merger” has the meaning set forth in the Recitals.

“Former Properties” means any properties formerly owned, occupied or used by any Company or any Subsidiary of the Company.

“Fundamental Warranties” means those representations and warranties set out in paragraphs 1.01(a), (b), (c)(i), (ii) and (iv), (e)(iii) and (iv), 1.02(a)(i), (iii)-(vii), 1.10, 1.11, 1.12, 1.19, 1.20, 1.25(a) and (e), 1.26(j) and (l), 1.33(i), 1.33(j), 1.33(k) and 1.37(b) of Schedule A.

“Go-Shop End Date” has the meaning set forth in Section 5.01.

“Governmental Entity” means any (a) supranational, multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department or agency, directorate, inspection, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign, intergovernmental organisation; (b) subdivision, agent, commission, board or authority of any of the foregoing; or (c) quasi-governmental or private body, including any tribunal, commission, stock exchange (including the Toronto Stock Exchange and NYSE American), regulatory agency or self-regulatory organization, exercising jurisdiction over the Antitrust Laws or any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including IIA, the UK Investment Securities Unit (who review notifications under the NSI Act) and the Israeli Competition Authority, and “Governmental Entities” means more than one Governmental Entity.

“Hazardous Substance” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is a contaminant, pollutant or waste or designated as hazardous, acutely hazardous, toxic, harmful or words of similar import or regulatory effect under Environmental Laws or any toxic or harmful constituent of any such substance or waste, including without limitation any such substance regulated under or defined by the Environmental Laws; and (b) any petroleum or petroleum-derived products or waste, radon, mold, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, per- and polyfluoroalkyl substances and polychlorinated biphenyls.

“Holders” has the meaning set forth in Section 2.02(a).

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IIA” means the Israel Innovation Authority (formerly the Office of the Chief Scientist) at the Israeli Ministry of Economy.

“In-the-Money Company Stock Options” has the meaning set forth in Section 2.07(a).

“Indemnified Party” has the meaning set forth in Section 4.04(a).

“Intellectual Property” means any and all rights in, or arising from any of the following in any jurisdiction throughout the world: (a) patents, patent applications and patent disclosures and improvements thereto together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof; (b) trademarks, service marks, brand names, certification marks, trade dress, trade names, slogans, product designations, logos, designs, internet domain names, corporate names and any other similar indicia of origin, together with all translations, adaptations, derivations, abbreviations, acronyms, and combinations thereof, all applications, registrations, and renewals in connection therewith, and all goodwill associated with each of the foregoing; (c) copyrights and works of authorship, moral rights and all applications, registrations and renewals in connection therewith; (d) Software (including object code and source code) and all rights therein or thereto; (e) data, databases and all rights therein or thereto; (f) Trade Secrets; (g) mask works and all right therein or thereto; (h) all other intellectual property rights; and (i) any other registrations and applications for registrations of any of the foregoing clauses (a) through (h).

“Interim Financial Statements” means the unaudited Consolidated Statement of Financial Position of the Company as of September 30, 2024 and the accompanying unaudited statements of comprehensive income (loss), cash flows and changes in equity for the nine-month period ended on September 30, 2024 together with the notes thereto as filed on EDGAR.

“Interim Options Ruling” has the meaning set forth in Section 2.08(a).

“Interim Surviving Common Stock” has the meaning set forth in Section 2.01(b)(ii).

“Interim Surviving Entity” has the meaning set forth in Section 1.01(a).

“Inventory” means all inventories of raw materials, work-in-process and finished goods and merchandise of the Company used, consumed or sold by the Company.

“IRS” means the United States Internal Revenue Service.

“Israeli Law Matters” has the meaning set forth in Section 9.06.

“Israeli Paying Agent” has the meaning set forth in Section 2.02(a).

“ITA” means Israel Tax Authority.

“Jet Talk” means Jet Talk Limited, a joint venture company incorporated in England and Wales.

“Jet Talk Shareholders’ Agreement” means the shareholders’ agreement dated February 6, 2018 by and between SatixFy UK and ST Electronics (Satcom & Sensor Systems) Pte Ltd.

“Knowledge of the Company” or “Company’s Knowledge” means the knowledge that each of [***], [***], [***], [***], [***] and [***] actually have and would have after reasonable inquiry.

“Landing Station” means all products, Software and technologies (including prototypes and in-development versions) relating to landing stations, including the landing station baseband solution subject of the Landing Station Baseband / User Terminal Modem Development Agreement between SatixFy Israel Ltd. and Telesat LEO Inc. dated February 9, 2021, as amended on September 11, 2024.

“Laws” means all federal, national, multinational, provincial, state, municipal, regional and local laws (primary or secondary legislation, statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, Orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes, guidance of administrative authorities or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Entity or self-regulatory authority (including Toronto Stock Exchange and NYSE American), and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are binding upon or applicable to such Person or its assets.

“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which the Company or any of its Subsidiaries holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries thereunder.

“Leased Personal Property” has the meaning set forth in Schedule A.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by the Company or any of its Subsidiaries.

“Legal Action” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or similar legal proceedings conducted (including threatened to be conducted) or heard by or before any Governmental Entity, arbitrator, mediator, or other tribunal.

“Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under IFRS).

“Lien” means: (a) any mortgage, charge, rent-charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, land charge, local land charge, any interest which overrides the interest of the Company or the applicable Subsidiary of the Company (in the case of SatixFy UK Limited, as described in Schedules 1, 3 or 12 of the UK Land Registration Act 2002), pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and (b) any other encumbrance of any nature or any arrangement or agreement or condition which, in substance, secures payment or performance of an obligation.

“Malicious Code” means any malicious code, malware, spyware, adware, mobile code or virus, trojan horse routine, worm, program, application or sub-program the intended purpose of which is to damage or corrupt data or otherwise interfere with the normal operation of the Software containing the code, program or sub-program.

“Matching Period” has the meaning set forth in Section 5.03(c)(ii).

“Material Adverse Effect” means, with respect to any specified party to this Agreement, any change, event, occurrence, effect, development, state of facts or circumstance (each, an “Effect”) that, individually or in the aggregate with other such Effects is, or would reasonably be expected to become, material and adverse to the current or future business, operations, assets, properties, financial condition, or liabilities (contingent or otherwise) of such party and its Subsidiaries, in each case, taken as a whole, except that any such Effect resulting from or arising in connection with, the following shall not be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect:

(a)	any Effect affecting the industries in which such party operates;

(b)
any Effect in general economic, business, regulatory, political or market conditions or in national or global financial, currency, securities or credit markets, including currency exchange rates or changes therein, trade tariffs or changes therein;

(c)
any change or proposed change in Law, IFRS or other applicable accounting principles, regulatory accounting or Tax requirements, other policies, guidelines, practices or standards, or in the interpretation, application or non-application of the foregoing by any Governmental Entity;

(d)
conditions caused by weather conditions or natural disasters and any epidemic, pandemic, disease, outbreak (including COVID-19), other health crisis or public health event, including any worsening or re-occurrence thereof and any actions or measures reasonably and in good faith taken, or required by Law to be taken, in connection therewith;

(e)
any failure in and of itself by such party and its Subsidiaries to meet any internal or published financial budgets, financial projections, financial forecasts or financial predictions for any period (provided that the cause underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein);

(f)
any action taken (or omitted to be taken) by such party that is required by this Agreement or upon the written request or with the written consent of: (y) Parent, in the case of any action or omission by the Company; or (z) the Company, in the case of any action or omission by Parent or a Merger Sub;

(g)
any change in the market price or trading volume of any securities of such party (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred, to the extent not excluded by another exception herein); or

(h)
other than with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, the execution, announcement, pendency or performance of this Agreement or the Mergers or the implementation and completion of the Mergers and the other transactions contemplated herein, including as a result of the identities of the parties hereto and including the loss (or threatened loss) of any supplier, distributor or customer or other commercial relationship resulting therefrom) employees;

provided, however, that, in the case of clauses (a) to (d) above, any such Effect may be taken into account in determining whether a Material Adverse Effect exists or has occurred, but only to the extent that such Effect has a disproportionate effect on such specified party relative to other comparable companies and entities operating in the industries in which such party operates, and then only the incremental disproportionate adverse effect of such Effect shall be taken into account.

“Material Contract” means the following to which the Company or any of its Subsidiaries or any of their respective businesses or assets are bound or affected:

(a)	any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), whether or not filed by the Company with the SEC;

(b)	any Contract that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(c)
any Contract with a remaining term of twelve (12) months or more under which a Person is obligated to make or expects to receive payments in excess of $100,000 in any 12 month period or $200,000 in aggregate over the term of such Contract;

(d)
any Contract with a remaining term of less than twelve (12) months under which a Person is obligated to make or expects to receive payments in excess of $100,000 in aggregate over the remaining term of the Contract;

(e)	any distributor, sales, manufacturer representative, franchise, agency, market research, marketing or advertising Contract;

(f)	any Contract relating to warehousing or storage services;

(g)	any Contract that places encumbrances on the assets of the Company or its Subsidiaries;

(h)
any employment or consulting Contract (in each case with respect to which the Company or any Subsidiary of the Company has continuing obligations as of the date hereof) with any current or former (i) officer of the Company or any Subsidiary of the Company; (ii) member of the Company Board or the board of directors of any Subsidiary of the Company; or (iii) Company Employee, providing for an annual base salary or payments in excess of $180,000;

(i)
any Contract (including, without limitation, any confidentiality, secrecy or non-disclosure Contract) that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the consummation of the Mergers, Parent or any of its Subsidiaries) (i) to engage in any line of business; (ii) to compete with any Person or solicit any Person; (iii) with respect to the scope of Persons to whom the Company or any of its Subsidiaries may sell or deliver products; (iv) to operate in any geographical location; or (v) to operate its assets at maximum production capacity or otherwise restricting in any way the ability of the Company or any of its Subsidiaries to carry on their respective businesses;

(j)
any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset (including any of the foregoing where the transaction has closed and the Company or any of its Subsidiaries has any existing indemnification, earn-out or other obligations in relation thereto) where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100,000;

(k)
any Contract that obligates any Person to conduct business on an exclusive or preferential basis or that contains any non-solicitation obligations, a right of first refusal, a right of first offer or “most favored nation” status or similar covenant, or that, upon consummation of the Mergers, will obligate Parent or any of its Subsidiaries, as the case may be, to conduct their respective businesses on the basis of, or covenant in favor of any other Person with respect to, any of the foregoing;

(l)	any Contract that contains any provision that requires the purchase of all of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party;

(m)
any Contract for the purchase or sale of materials, supplies, equipment or services: (i) involving, in the case of any such Contract, the payment by the Company or any of its Subsidiaries of more than $100,000 in aggregate in any 12-month period; or (ii) which contains minimum purchase commitments or other terms that restrict or limit the purchasing or selling ability of the Company or any of its Subsidiaries;

(n)	any Contract pursuant to which the Company or any of its Subsidiaries is a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

(o)	any Contract extending a warranty with respect to a product or service of the Company or any of its Subsidiaries in excess of $100,000;

(p)	any Contract with a non-arm’s length or related party of the Company or any of its Subsidiaries;

(q)	any Contract for capital expenditures in excess of $200,000 in the aggregate;

(r)
any partnership, joint venture, limited liability company agreement, or similar Contract relating to the organization, formation, creation, operation, management, investment in, or control of any joint venture, partnership, limited liability company or similar arrangement, or any Contract involving a sharing of profits with any Person or any Contract relating to the acquisition or disposition of any business (whether by merger, sale of shares, sale of assets or otherwise) or any real or immovable property;

(s)
any Contract relating, directly or indirectly, to indebtedness or other Liabilities (whether accrued, absolute, contingent or otherwise) of any Person (including, without limitation, any loans, credit agreements, promissory notes, debentures of any kind, commitments, mortgages, indentures, guarantees, teaming, co-operation or support agreements or indemnification agreements, assumptions, security agreements or other Contracts), other than trade receivables and trade payables in the Ordinary Course;

(t)
any Contract restricting the incurrence of indebtedness or other Liabilities (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries;

(u)	any currency exchange, commodities or other hedging or swap arrangement or any leasing transaction of the type required to be capitalized in accordance with IFRS;

(v)	any employee collective agreement or other Contract with any labor union or any other memorandum of understanding or other agreement with a union;

(w)
any Company IP Agreement or Company IP License or consultancy, service, information technology or other agreements, including, without limitation, any Contract that discloses, makes available, delivers, or licenses or place into escrow, any Company IP or Software (including object code and source code) owned by the Company or any of its Subsidiaries;

(x)
except for the Voting and Support Agreements, any Contract that is a shareholder or stockholder agreement, investor rights agreement, registration rights agreement, voting trust or similar agreement, arrangement or commitment with respect to any shares or other equity interests of the Company or any of its Subsidiaries or any other Contract relating to disposition, voting or dividends with respect to any shares or other equity securities of the Company or its Subsidiaries;

(y)
any Contract that is a settlement or similar Contract with respect to any historic, pending or threatened claim, Legal Action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration where the amount agreed to be paid by the Company or any of its Subsidiaries exceeds $100,000, or any injunctive relief or similar equitable obligations that impose restrictions on the Company or any of its Subsidiaries;

(z)	any grant, Contract or other commercial arrangement with a Governmental Entity;

(aa)	the Senior Credit Documents; or

(bb)	any Contract which is not described in clauses (a) to (cc) above which is otherwise material to the Company or any of its Subsidiaries.

“MDA Agreements” means other than this Agreement, all commercial agreements between Parent and its Affiliates, on the one hand, and the Company and its Affiliates, on the other hand, including, for certainty, the Investor Rights Agreement dated October 31, 2023, the Share Purchase Agreement dated August 30, 2023 and the Master Purchase Agreement dated October 31, 2023 (including any purchase orders thereunder), each as may be amended, restated or replaced from time to time.

“Merger Consideration” means $2.10 payable for each share of Company Common Stock to Holders in accordance with the terms of this Agreement.

“Merger Proposal” has the meaning set forth in Section 6.03(a)(i).

“Merger Regulations” has the meaning set forth in Section 6.03(a)(iv).

“Merger Sub 1” has the meaning set forth in the preamble.

“Merger Sub 2” has the meaning set forth in the preamble.

“Merger Sub Parent” means Macdonald Dettwiler and Associates Corp.

“Merger Subs” has the meaning set forth in the preamble.

“Mergers” has the meaning set forth in the Recitals.

“Multiemployer Plan” means a plan to which more than one employer is required to contribute and which is maintained pursuant to one or more collective agreements between one or more employee organizations, labor unions or employee associations and more than one employer.

“Non-Israeli Holder Tax Declaration” has the meaning set forth in Section 2.05(c).

“Non-Israeli Public Holder” has the meaning set forth in Section 2.05(c).

“Non-Israeli Public Holder Tax Declaration” has the meaning set forth in Section 2.05(d).

“NSI Act” means the National Security and Investment Act 2021 of the United Kingdom.

“NYSE American” means NYSE American LLC.

“Off-the-Shelf Software Licenses” means licenses to which the Company or one of its Subsidiaries is a party as licensee for commercial off-the-shelf Software with total annual license, maintenance, support and other fees not in excess of $200,000 in the aggregate per vendor.

“Open Source Software” means any Software that is licensed pursuant to any license that is, or is substantially similar to, a license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses (including all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Server Side Public License (SSPL) and the Sun Industry Standards License (SISL)) or any license under which such Software or other materials are distributed or licensed as “free software,” “open source software” or under similar terms or models.

“Options Tax Ruling” has the meaning set forth in Section 2.08(a).

“Order” means any order, writ, assessment, decision, injunction, decree, ruling, or judgment of a Governmental Entity or arbitrator, whether temporary, preliminary or permanent.

“Ordinance” means the Israeli Income Tax Ordinance New Version, 1961, and the rules and regulations promulgated thereunder.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is or has been taken in the ordinary and usual course of the normal day-to-day operations of the Person or its business, as the case may be, and in a manner consistent with the past practices of such Person or its business.

“Owned Personal Property” has the meaning set forth in Schedule A.

“Owned Real Estate” means all land, together with all buildings, structures, fixtures, and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the preamble.

“Parent Breakup Fee” has the meaning set forth in Section 8.06(e).

“Parent Fundamental Warranties” means those representations and warranties set out in paragraphs 1.01, 1.02(a) and (b)(i), (ii) and (iii) and 1.06 of Schedule B.

“Parent Material Adverse Effect” means a Material Adverse Effect on Parent.

“Parent’s Knowledge” means the knowledge that each of Mike Greenly, David Snarch and Ian McLeod actually have and would have after reasonable inquiry.

“Payor” has the meaning set forth in Section 2.05(a).

“Pension Plan” means any plan, fund, or program established or maintained by the Company or any Subsidiary of the Company or with respect to which the Company or any Subsidiary of the Company may have any Liability, that by its express terms or as a result of surrounding circumstances provides retirement income to employees or results in a deferral of income by employees for periods extending to the termination of covered employment or beyond, regardless of the method of calculating the contributions made to the plan, the method of calculating the benefits under the plan or the method of distributing benefits from the plan, including a plan subject to Title I or Title IV of ERISA but excluding a Statutory Plan.

“Permitted Financing” has the meaning set forth in Section 4.13.

“Permitted Liens” means: (a) statutory Liens for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith, in each case, provided adequate reserves required pursuant to IFRS have been made in respect thereof; (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the Ordinary Course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to IFRS have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (f) any non-exclusive license to any Intellectual Property entered into in the Ordinary Course; (g) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation; (h) Liens arising under or in accordance with the Senior Credit Documents; and (i) Liens arising under the MDA Agreements and all security documents entered into in connection therewith.

“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Personal Information” means any information about an identifiable Person that was collected, used or disclosed by the Company or its Subsidiaries and is being stored by or is otherwise under the direction or control of the Company or its Subsidiaries.

“Pre-Closing Tax Matter” has the meaning set forth in Section 4.09.

“Privacy Laws” means any Laws that govern the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of Personal Information and any such Laws governing data breach notification or similar subject matter.

“Product IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) incorporated into the products provided by the Company to its customers, all as materially required for operation of the products. “Product IT Systems” excludes “Company IT Systems.

“Proxy Statement” has the meaning set forth in Section 6.01(a).

“Real Estate” means the Owned Real Estate and the Leased Real Estate.

“Real Property Leases” has the meaning set forth in Schedule A.

“Registered Company-Owned IP” has the meaning set forth in Schedule A.

“Release” means any spilling, leaking, pumping, pouring, emitting, discharging, dumping or disposing of any Hazardous Material into the environment.

“Remaining Directors” has the meaning set forth in Section 4.12.

“Representatives” has the meaning set forth in Section 5.02(a).

“Required Regulatory Approval” means the approval under the NSI Act.

“Requisite Stockholder Approval” has the meaning set forth in Schedule A.

“Response Period” has the meaning set forth in Section 4.13.

“Sales Tax” means any value added, turnover, sales, use, distribution or corresponding Tax.

“Sanctioned Person” means any company, entity, vessel or individual:

(a)	listed on a sanctions list;

(b)	located or resident in or incorporated under the Laws of a country or territory that is subject to sanctions (“Sanctioned Country or Territory”);

(c)	that is, or is part of, the government of a Sanctioned Country or Territory or any political subdivision, body, agency or instrumentality thereof; or

(d)	owned or controlled by, or acting on behalf of, any of the foregoing; or otherwise a target of sanctions.

“Sarbanes-Oxley Act” has the meaning set forth in Schedule A.

“SEC” means the United States Securities and Exchange Commission (or any successor thereto).

“Second Merger” has the meaning set forth in the Recitals.

“Section 102 Option” means any Company Equity Award that was granted pursuant to Section 102 of the Ordinance.

“Section 102 Securities” mean Section 102 Options and Section 102 Shares.

“Section 102 Shares” mean any shares of Company Common Stock issued upon the exercise of Section 102 Options and held in trust by the Section 102 Trustee.

“Section 102 Trustee” means Altshuler Shaham Trusts Ltd., formally nominated and appointed by the Company to serve as trustee under Section 102 of the Company Stock Plan.

“Section 3(i) Option” means any Company Equity Award that was granted pursuant to Section 3(i) of the Ordinance.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Security Breach” means any event involving an actual compromise of the security, confidentiality or integrity of Personal Information, leading to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, Personal Information.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +.

“Senior Credit Documents” means (i) the credit agreement dated as of February 1, 2022, as amended, among the Company, Wilmington Savings Fund Society, FSB, as administrative agent, and FP Credit Partners II AIV, L.P., FP Credit Partners Phoenix II AIV, L.P., FP Credit Partners AIV, L.P., and FP Credit Partners Phoenix AIV, L.P., as lenders (the “Senior Credit Agreement”); and (ii) the “Loan Documents”, as defined in the Senior Credit Agreement.

“Software” means software and computer programs, whether in source code, object code, or other form, and including: (a) software implementations of algorithms, models, and methodologies, firmware, application programming interfaces; (b) descriptions, schematics, specifications, flow charts and other work product used to design, plan, organize and develop any of the foregoing; and (c) documentation, including user documentation, user manuals and training materials, files, and records relating to any of the foregoing.

“Statutory Plan” means a benefit plan or program imposed by applicable Law and administered by a Governmental Entity to which the Company or any Subsidiary of the Company is required to make contributions with respect to any Company Employee or other Person pursuant to applicable social security, workers’ compensation, workplace safety insurance, employment insurance or other legislation.

“Stockholder” has the meaning set forth in the Recitals.

“Subject Customer Contracts” means those contracts set out in Exhibit G of the Company Disclosure Letter.

“Subject Report” means the report set out in Section 9.01 of the Company Disclosure Letter.

“Subsidiary” of a Person means any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a written Acquisition Proposal from Person(s) who are an arm’s length third party or parties, made after the date of this Agreement, that:

(a)          did not result from the Company’s breach of ARTICLE V;

(b)          is not subject to any financing contingency,

(c)          is not subject to any due diligence condition following the execution of the definitive agreement with respect to such Acquisition Proposal; and

(d)          the Company Board determines in good faith (after receipt of a recommendation by both the Company Special Committee and Audit Committee and after consultation with the Company’s financial advisors and outside legal advisors) is more favorable from a financial point of view to Stockholders (taken as a whole) than the transactions contemplated by this Agreement, after taking into account: (i) all relevant financial considerations; (ii) the identity of the third party making such Acquisition Proposal; (iii) the reasonable likelihood and timing of consummating such Acquisition Proposal; (iv) the other terms and conditions of such Acquisition Proposal; and (v) if proposed in accordance with Section 5.04, any revisions to the terms of this Agreement and the transactions contemplated by this Agreement;

provided, however, that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that each reference to “15%” in such definition shall be deemed to be a reference to “80%”.

“Surviving Common Stock” has the meaning set forth in Section 2.09(a).

“Surviving Entity” has the meaning set forth in Section 1.01(b).

“Tax Authority” means any Governmental Entity having jurisdiction over the assessment, determination or collection of any Taxes.

“Tax” or “Taxes” means all taxes and other charges, fees, imposts, levies, duties or assessments imposed, administered, assessed or collected by a Governmental Entity including, without limitation income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, escheat, abandoned or unclaimed property, severance, social security, provident fund contributions, withholding taxes and taxes measured on gross receipts, value added taxes, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties, or other taxes of any kind whatsoever, together with any interest, linkage differences, additions, fines or penalties with respect thereto and any interest in respect of such additions, fines or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return, notice election, form, filing, statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (in each case, whether in written, electronic or other form).

“Tax Ruling” has the meaning set forth in Schedule A.

“Termination Fee” means: (a) $5,000,000, if the agreement in respect of the Superior Proposal was received in accordance with ARTICLE V by the Company on or prior to the Go-Shop End Date and the definitive agreement in respect of such Superior Proposal received, in accordance with ARTICLE V, on or prior to the Go-Shop End Date is entered into immediately following the Matching Period (such period to include, for clarity, any time extensions to the Matching Period made in accordance with ARTICLE V); or (b) $10,000,000, in all other circumstances.

“Trade Secrets” means, collectively: (a) trade secrets and other confidential or sensitive information (including of third parties), personal information, data, inventions (whether or not patentable or reduced to practice), ideas, know-how, processes, methods, techniques, research and development, source code, drawings, specifications, layouts, designs, formulae, algorithms, compositions, industrial models, architectures, plans, proposals, technical data, financial, business and marketing plans and proposals, customer and supplier lists, price and cost information; and (b) privileged or proprietary information which, if compromised through any theft, interruption, modification, corruption, loss, misuse or unauthorized access or disclosure, could cause serious harm to the organization owning it.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“UK GAAP” means generally accepted accounting principles adopted by the Financial Accounting Standards Board of the United Kingdom, at the relevant time, applied on a consistent basis.

“Use Restriction” has the meaning set forth in Section 4.13.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions (including electronic mail) regarding Tax withholding, issued by the ITA in customary form and substance that is applicable to the payments to be made to any Stockholder and/or holder of Company Equity Awards pursuant to this Agreement stating that no withholding, or reduced withholding rate, of any Israeli Tax is required with respect to such payment, or providing other instructions regarding such payment or withholding Tax (including the transfer of the withholding Tax amount to a trustee). It is hereby clarified that a certificate duly issued by the ITA under Israeli Income Tax Regulations (Withholding from Payments for Services or Assets) 5737-1977 shall be deemed a Valid Tax Certificate, subject to the provisions therein and is deemed satisfactory for purposes of any payment made pursuant to this Agreement, except with respect to any of the following specified payments: (i) payments made via transfer of funds to a Person outside of Israel, or (ii) payment made for options, shares or any securities which are a result of exercise of options, or of any convertible instrument, or which were subject at any time to Section 102 and/or Section 3(i) of the Ordinance.

“Voting and Support Agreements” means, collectively, the voting and support in respect of the transactions contemplated hereby entered into, or to be entered into, between Parent and certain Stockholders.

“Voting Debt” has the meaning set forth in Schedule A.

“Withholding Drop Date” has the meaning set forth in Section 2.05(b).

Section 9.02          Interpretation; Construction.

(a)          The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement, and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “made available” or “provided to” (or words of similar import) when referring to any document or information being made available by the Company to Parent or a Merger Sub shall mean posted to the electronic data room established in respect to the Mergers at least two (2) Business Days prior to the date of this Agreement.

(b)          The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.03          Amendment.

At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Stockholder Approval, by written agreement signed by each of the parties hereto; provided, however, that following the receipt of the Requisite Stockholder Approval, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the Stockholders without such approval.

Section 9.04          Extension; Waiver.

At any time prior to the Effective Time, Parent or a Merger Sub, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

Section 9.05          Survival.

None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 9.05 does not limit any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Effective Time. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 9.06          Governing Law.

This Agreement and all Legal Actions (whether based on Contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware, except that the provisions related to the securities Laws of Israel, the internal affairs of the Company, the fiduciary and other duties of the Company’s office holders, the procedures for implementing, and effects of, the Mergers, and all other provisions of, or transactions contemplated by, this Agreement that are required to be governed by the Laws of the State of Israel (collectively, the “Israeli Law Matters”) shall be governed by such Laws.

Section 9.07          Submission to Jurisdiction.

Each of the parties hereto irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Legal Action, in any state or federal court within the State of Delaware; provided, however, that with respect to any Israeli Law Matters, each of the parties hereto (y) consents to submit itself to the sole jurisdiction of the courts of Tel-Aviv, Israel, and (z) agrees that it will not attempt to deny or defeat such sole jurisdiction by motion or other request for leave from any such court. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 9.09 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 9.07; (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.07 in the manner provided for notices in Section 9.09.

Section 9.08          Waiver of Jury Trial.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.08.

Section 9.09          Notices.

All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or: (a) when delivered by hand (providing proof of delivery); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to the respective parties at the following addresses (or to such other Persons or at such other address for a party as shall be specified in a written notice given in accordance with this Section 9.09):

If to Parent or a Merger Sub, to:	MDA Space Ltd. 7500 Financial Dr, Brampton, ON L6Y 6K7 Canada Attention: [***] Email: [***]
with a copy (which will not constitute notice to Parent or a Merger Sub) to:	222 Bay St. Suite 3000, Toronto, ON M5K 1E7 Canada Attention: [***] Email: [***]
If to the Company, to:	SatixFy Communications Ltd. 12 Hamada Street, Rehovot 7670316, Israel Attention: [***] Email: [***]
with a copy (which will not constitute notice to the Company) to:	Goldfarb Gross Seligman & Co. Round Tower, 1 Azrieli Center Tel Aviv, 6701101, Israel Attention: [***] Email: [***]

Section 9.10          Entire Agreement.

This Agreement (including all exhibits, annexes, and schedules referred to herein), the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement, including the provisions of the letter agreement between Parent and the Company dated December 5, 2024, the side letter agreement between Parent and the Company dated February 12, 2025, the “Right of Inclusion” contained in Section 2.4 of the Investor Rights Agreement dated October 31, 2023 between Parent and the Company (provided that if this Agreement is terminated, the Right of Inclusion shall again apply in accordance with its original terms), or the “No-Shop Provisions” of the Share Purchase Agreement dated August 30, 2023 between MDA Space and Robotics Limited and the Company. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement and the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter), the statements in the body of this Agreement will control.

Section 9.11          No Third-Party Beneficiaries.

This Agreement is for the sole benefit of the parties hereto and their permitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement, except if the Effective Time occurs: (a) the rights of Stockholders to receive the Merger Consideration; (b) the rights of holders of Company Equity Awards to receive the consideration set forth in Section 2.07; and (c) the rights of the Indemnified Parties as set forth in Section 4.04.

Section 9.12          Severability.

In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties. The parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.13          Assignment.

Neither Parent or the Merger Subs, on the one hand, nor the Company on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party (Parent in the case of Parent and the Merger Subs), which consent shall not be unreasonably withheld, conditioned, or delayed; provided, however, that prior to the Effective Time, either Merger Sub may, without the prior written consent of the Company, assign all or any portion of its rights under this Agreement to Parent or to one or more of Parent’s direct or indirect wholly owned Subsidiaries, provided that under no circumstances shall such assignment be permitted if such assignment would reasonably be expected to: (i) prevent, impair, materially hinder or materially delay the consummation of the Mergers and the transactions contemplated hereby or (ii) result in adverse tax implications for the Holders. Subject to the preceding sentence, no assignment shall relieve the assigning party of any of its obligations hereunder and this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns..

Section 9.14          Remedies Cumulative.

Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 9.15          Non-survival of Representations and Warranties.

None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.15 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

Section 9.16          Specific Performance.

(a)          The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity.

(b)          Each party further agrees that: (i) no such party will oppose the granting of an injunction or specific performance as provided herein on the basis that the other party has an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity; (ii) no such party will oppose the specific performance of the terms and provisions of this Agreement; and (iii) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.16, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

Section 9.17          Counterparts; Effectiveness.

This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Satixfy Communications Ltd.
By /s/ “Nir Barkan” Name: Nir Barkan Title: Chief Executive Officer By /s/ “Oren Harari” Name: Oren Harari Title: Interim Chief Financial Officer
MDA SPACE LTD.
By /s/ Michael Greenley Name: Michael Greenley Title: Chief Executive Officer
MANTISRAEL OPERATIONS 1 LTD.
By /s/ Michael Greenley Name: Michael Greenley Title: Authorized Person
MANTISRAEL OPERATIONS 2 LTD.
By /s/ “Michael Greenley” Name: Michael Greenley Title: Authorized Person

EXHIBIT A
ARTICLES OF ASSOCIATION OF MERGER SUBS

SCHEDULE “A”

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 1.01          Organization; Standing and Power; Authority; Non-Contravention; Charter Documents and Corporate Records; Subsidiaries.

(a)          Organization; Standing and Power. The Company and each of its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in such jurisdiction) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power, capacity and authority to own, lease, and operate its properties and assets as now owned, leased or operated and to carry on its business as now conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (or other similar concept, as applicable in the relevant jurisdiction) in each jurisdiction set out in the Company Disclosure Letter where the character of the assets and properties owned, leased, or operated by it or the nature of its business or any material aspects thereof makes such qualification or license necessary.

(b)          Authority. The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the First Merger, adoption of this Agreement by the affirmative vote or consent of the Company Board, the Company Special Committee, the Audit Committee and the holders of a majority of the outstanding shares of Company Common Stock in accordance with the Companies Law, subject to the approval and majority requirements set forth in Section 275 of the Companies Law (the “Requisite Stockholder Approval”), to consummate the transactions contemplated by this Agreement, including the First Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the First Merger, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the First Merger and the other transactions contemplated hereby (excluding the Second Merger), subject only to the receipt of the Requisite Stockholder Approval, the Required Regulatory Approval and the filing and recordation of appropriate merger documents as required by the Companies Law (including the Merger Proposal). The Requisite Stockholder Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement, approve the First Merger, and consummate the First Merger and the other transactions contemplated hereby (excluding the Second Merger). This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and the Merger Subs, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by: (i) bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally; and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief as may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(c)          Non-Contravention. The execution, delivery, and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the First Merger but excluding the Second Merger, do not and will not (with the giving of notice, the lapse of time or the happening of any other event or circumstance): (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company or any of its Subsidiaries; (ii) conflict with or violate any Law applicable to the Company, any of its Subsidiaries, or any of their respective properties, assets or operations, subject to the receipt of the Requisite Stockholder Approval and the Required Regulatory Approval; (iii) result in a breach or a violation of, or conflict with, any Order of any Governmental Entity imposed on the Company or any of its Subsidiaries; (iv) result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Company or any of its Subsidiaries, or necessary to the ownership of the shares of Company Common Stock, the use of the assets of the Company or any of its Subsidiaries or the operation of their respective businesses; or (v) result in or require the creation of any Lien on any of the shares of Company Common Stock or any of the properties or assets of the Company or any of its Subsidiaries.

(d)          Charter Documents and Corporate Records. The Company has delivered to Parent a true, correct and complete copy of the Charter Documents of the Company and each of its Subsidiaries as in effect as of the date of this Agreement. The Company and each of its Subsidiaries (except for Jet Talk) are in compliance with the provisions of their respective Charter Documents in all material respects. The Corporate Records contain the minutes of all meetings and resolutions of the boards of directors and each committee thereof (or similar governing bodies) since October 27, 2022, except for Jet Talk and those minutes and portions of minutes of the Company Board and any committee thereof relating to this Agreement and the transactions contemplated by this Agreement, including the First Merger, and have been maintained in accordance with applicable Law and are complete and accurate in all material respects. True, correct and complete copies of the Corporate Records (except for the Corporate Records of Jet Talk) since October 27, 2022 have been provided in the electronic data room established in respect to the First Merger (other than those minutes and portions of minutes of the Company Board and any committee thereof relating to this Agreement and the transactions contemplated by this Agreement, including the First Merger).

(e)          Subsidiaries.

(i)          A true and complete list of all Subsidiaries of the Company is set out in the Company Disclosure Letter, and the following information with respect to each Subsidiary is set out therein:

(A)          its name;

(B)          its entity type;

(C)          the number, type and percentage of each class of outstanding shares or other interests owned directly or indirectly by the Company; and

(D)          its governing jurisdiction.

(ii)          Other than the Subsidiaries of the Company set out in the Company Disclosure Letter, the Company has no direct or indirect Subsidiaries nor does it own any direct or indirect equity or voting interest of any kind in any Person.

(iii)          The Company, directly or indirectly, owns all of the issued and outstanding shares and other interests of each of its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and all of the issued and outstanding shares or interests directly or indirectly owned by the Company have been duly authorized and validly issued and are fully paid and non-assessable shares or interests (to the extent such concept is applicable to such shares or interests), and no such shares or interests have been issued in violation of any pre-emptive or similar rights.

(iv)          There are no Contracts, arrangements or restrictions that require the Subsidiaries of the Company to issue, sell or deliver any shares or other interests, or any securities convertible into or exchangeable for, any shares or other interests.

(f)          Jet Talk Matters.

(i)          The Company Disclosure Letter sets out, as of the date hereof, the total aggregate amount of capital committed by the Company, directly or indirectly, to Jet Talk since its inception. Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is required to make any cash or capital contribution or minimum cash commitment, or to otherwise invest in or lend further amounts, to Jet Talk.

(ii)          (A) The Company Disclosure Letter sets out (x) a description of the Company IP, and (y) a complete and accurate list of any Registered Company-Owned IP (if applicable), in each case owned, licenced, used or held for use by Jet Talk, and (B) Except as set forth in the Company Disclosure Letter, no Company-Owned IP has been transferred or exclusively licensed to Jet Talk by the Company or any other Subsidiary, and there are no contractual arrangements or obligations requiring such transfer or exclusive license in the future.

(iii)          Neither the Company nor any of its Subsidiaries has rejected, foregone or had constrained or hindered, any business or commercial opportunity by reason of the existence of Jet Talk or any of the rights granted to the shareholders of Jet Talk pursuant to the Jet Talk Shareholders’ Agreement.

(iv)          Jet Talk is in compliance with the provisions of its Charter Documents in all material respects, and true, correct and complete copies of Jet Talk’s Corporate Records have been provided in the electronic data room established in respect to the First Merger.

(v)          All material reports, documents, licensing fees, claims and notices required to be filed, maintained or furnished to any Governmental Entity by Jet Talk have been so filed, paid, maintained or furnished. All such reports, documents, claims and notices were materially complete and correct on the date filed such that no liability exists with respect to the completeness or accuracy of such filing.

Section 1.02          Capital Stock etc.

(a)          Capital Stock.

(i)          The authorized capital stock of the Company consists of 250,000,000 shares of Company Common Stock. As of March 28, 2025, 86,849,556 shares of Company Common Stock, which do not include:

(A)          5,040,314 shares of Company Common Stock issuable upon the exercise of Company Stock Options to directors, Company Employees and consultants, outstanding as of such date, with exercise prices ranging between $0.00012 to $2.36751 per share and a weighted average exercise price per share of $1.954;

(B)          4,326,366 shares of Company Common Stock issuable on the exercise of the Company RSUs granted to directors, Company Employees, and consultants, none of which have vested as of such date; and

(C)          14,329,792 shares of Company Common Stock issuable upon the exercise of the Company Warrants issued at an exercise price of $11.50, were issued and outstanding, and no shares of Company Common Stock were held in the Company’s treasury. From and including March 28, 2025 to and including the date hereof, the Company has not issued any Company Common Stock, Company RSUs, Company Stock Options or Company Warrants. All of the outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance pursuant to the outstanding Company Stock Options, Company RSUs and Company Warrants shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights. Each grant of a Company Equity Award was duly authorized by the Company Board.

(ii)          The Company Disclosure Letter sets forth for each outstanding Company Stock Option, Company RSU and Company Warrant (A) the name of the holder, (B) the number of shares of Company Common Stock subject of such security, (C) the date of grant or issuance, (D) the exercise price, purchase price or similar pricing (if applicable), (E) the vesting, repurchase or other lapse of restrictions (if applicable), and the extent to which such security is vested and exercisable as of the date hereof, and (F) the expiration date (if applicable). All outstanding Company Equity Awards have been recorded in the Company’s financial statements in accordance with IFRS and no such grants involved any “back dating”, “forward dating”, “spring loading” or similar concept.

(iii)          Except as set forth in subsection (i) above, in each case as of the date hereof, there are no outstanding: (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of the Company; (ii) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of the Company; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of the Company, in each case that have been issued by a Subsidiary of the Company (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “Company Subsidiary Securities”).

(iv)          Except as set forth in subsection (i) above or in the Company Stock Plan, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, redemption rights, repurchase rights, rights plans, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, from treasury any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding and no Person has otherwise made any claim to be entitled to any right over or affecting any shares of Company Common Stock.

(v)          Except for the outstanding Company Equity Awards, there are no outstanding contractual or other rights to which the Company or any Subsidiary of the Company is a party, the value of which is based on the value of the shares of Company Common Stock. The Company has made available to Parent true, correct and complete copies of the Company Stock Plan and the terms and/or form(s) of any securities issuable thereunder, and no agreement in respect of any Company Equity Award agreement contains material terms that are not consistent with, or in addition to, such terms and/or form(s).

(vi)          Each grant of a Company Equity Award and issuance of a share of Company Common Stock thereunder was made in accordance with, to the extent applicable: (A) the Company Stock Plan; (B) all applicable securities Laws and any applicable stock exchange rules or policies; and (C) all other applicable Laws. Provided the requisite corporate approvals are obtained, the Company has the requisite power and authority to take the actions contemplated by this Agreement and the treatment of the Company Equity Awards described in the First Merger, as of the Effective Time, will be binding on the holders of the Company Equity Awards.

(vii)          Except for the Company Equity Awards, there are no outstanding contractual or other obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding Company Securities or Company Subsidiary Securities.

(viii)          All dividends or distributions on securities of the Company that have been declared or authorized have been paid in full.

(ix)          No Subsidiary of the Company owns any shares of Company Common Stock.

(b)          Stock Awards.

(i)          Except as set out in the Company Disclosure Letter, as of the date hereof, there are no Contracts to which the Company or any Subsidiary is a party obligating the Company to accelerate the vesting of any Company Equity Award as a result of the transactions contemplated by this Agreement, including the First Merger (whether alone or upon the occurrence of any additional or subsequent events). Other than the Company Equity Awards, as of the date hereof, there are no outstanding: (A) securities of the Company or any of its Subsidiaries convertible into or exchangeable for Voting Debt or shares of capital stock of the Company; (B) options, warrants, or other agreements or commitments to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any Voting Debt or shares of capital stock of (or securities convertible into or exchangeable for shares of capital stock of) the Company; or (C) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock of the Company, in each case that have been issued by the Company or any of its Subsidiaries (the items in clauses (A), (B), and (C), together with the capital stock of the Company, being referred to collectively as “Company Securities”). All outstanding shares of Company Common Stock, and all outstanding shares of capital stock, voting securities, or other ownership interests in any Subsidiary of the Company, have been issued or granted, as applicable, in compliance in all material respects with all applicable securities Laws.

(c)          Voting Debt. No bonds, debentures, notes, or other indebtedness issued by the Company or any of its Subsidiaries: (i) having the right to vote on any matters on which Stockholders or equityholders of the Company or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of the Company or any of its Subsidiaries, are issued or outstanding (collectively, “Voting Debt”).

(d)          No Stockholder Rights Plan. The Company does not have in place, and neither the Company Board nor the Stockholders have not adopted or approved, any agreement in the nature of what is commonly referred to as a shareholders’ rights plan or a similar plan or agreement giving rights to acquire additional Shares upon execution or performance of the obligations under this Agreement.

(e)          No Shareholders’ and Similar Agreements. Since October 27, 2022, the Company has not been and is not currently, and none of its Subsidiaries have been or are currently, a party to, subject to, or, to the Knowledge of the Company, affected by, any shareholder or stockholder agreement or declaration, pooling, voting, trust or other similar arrangement or agreement relating to the ownership or voting of any securities of the Company or any of its Subsidiaries, or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no irrevocable proxies or voting agreements with respect to any securities issued by the Company or any of its Subsidiaries other than the Voting and Support Agreements.

(f)          Transfer Agent. Continental Stock Transfer & Trust Company has been duly appointed by the Company as the registrar and transfer agent for the shares of Company Common Stock.

Section 1.03          Dividends and Other Distributions. Since October 27, 2022, the Company has not authorized, declared or paid any dividends or authorized, declared or made any other distribution on the shares of Company Common Stock or other securities of the Company or any of its Subsidiaries and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of the shares of Company Common Stock or other securities or agreed to do any of the foregoing.

Section 1.04          Governmental Consents; Board Approval.

(a)          Governmental Consents. No consent, waiver, approval, permission, Order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing, a “Consent”) any Governmental Entity is required to be obtained or made by the Company in connection with the execution, delivery, and performance by the Company of this Agreement or the consummation by the Company of the First Merger and other transactions contemplated hereby (excluding the Second Merger), except for: (i) the filing of the Merger Proposal in relation to the First Merger with the Companies Registrar and all such other notices or filings required under the Companies Law with respect to the consummation of the First Merger and the issuance of a Certificate of Merger by the Companies Registrar; (ii) the filing with the SEC of (A) the Proxy Statement in definitive form in accordance with the Exchange Act, and (B) such reports under the Exchange Act or other applicable securities Laws as may be required in connection with this Agreement, the First Merger and the other transactions contemplated by this Agreement (excluding the Second Merger); (iii) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of NYSE American; (iv) receipt of the Required Regulatory Approval; and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)          Board Approval. The Company Board has evaluated the First Merger with the Company’s management and legal and financial advisors, and upon the recommendation of the Company Special Committee, by resolutions duly adopted by a [unanimous] vote at a meeting of all directors of the Company duly called and held and, not subsequently rescinded or modified in any way, has: (i) approved the consummation of the First Merger and adoption of this Agreement by the Company; (ii) determined that this Agreement and the transactions contemplated hereby, including the First Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and the Stockholders and that there is no reasonable concern that this Merger will cause the Company not to fulfill its obligations to its creditors; (iii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, including the First Merger, upon the terms and subject to the conditions set forth herein; (iii) directed that this Agreement be submitted to a vote of the Stockholders for adoption at the Company Meeting; and (iv) recommend that Stockholders vote in favor of adoption of this Agreement in accordance with applicable Law (collectively, the “Board Recommendation”).

(c)          Company Special Committee Approval. The Company Special Committee has evaluated the First Merger with the Company’s management and legal and financial advisors, and has:

(i)          determined that the First Merger is fair to the Stockholders and is in the best interests of the Company; and

(ii)          resolved to [unanimously] recommend that the Company Board recommend that the Stockholders vote in favor of the First Merger.

Section 1.05          Securities Laws; SEC Filings; Financial Statements; Books and Records; Internal Controls; Disclosure Controls and Procedures; No Undisclosed Liabilities; Off-Balance Sheet Arrangements; Sarbanes-Oxley Act and NYSE American Compliance; Accounting, Securities, or Other Related Complaints or Reports.

(a)          Securities Laws. The shares of Company Common Stock are listed and posted for trading on NYSE American and are not listed on any other market. The Company is not in default of any material requirements of any securities Laws or the applicable listing and corporate governance rules and regulations of NYSE American. The Company has not taken any action to cease to be a reporting company in the United States and any other jurisdiction nor has the Company received notification from the SEC or any securities regulatory authority seeking to revoke the reporting company status of the Company. No proceeding or Order for the delisting, suspension of trading, or cease trade or other Order or restriction with respect to any securities of the Company is in effect or pending or, to the Knowledge of the Company, has been threatened or is expected to be implemented or undertaken.

(b)          SEC Filings. The Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and schedules thereto and all other information incorporated by reference) required to be filed or furnished by it with the SEC since October 27, 2022, (the “Company SEC Documents”). True, correct, and complete copies of all Company SEC Documents are publicly available in the Electronic Data Gathering, Analysis, and Retrieval database of the SEC (“EDGAR”). To the extent that any Company SEC Document available on EDGAR (other than any Company SEC Documents involving Parent and its Affiliates) contains redactions pursuant to a request for confidential treatment or otherwise, the Company has made available to Parent the full text of all such Company SEC Documents that it has so filed or furnished with the SEC, and the Company has not filed any confidential report or other filing with any securities regulatory authority which, at the date of this Agreement, remains confidential. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and did not contain any misrepresentation. None of the Company SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents. None of the Subsidiaries of the Company is required to file or furnish any forms, reports, or other documents with the SEC and neither the Company nor any of its Subsidiaries is required to file or furnish any forms, reports, or other documents with any securities regulation regime of a non-United States Governmental Entity. Neither the Company is nor any of its Subsidiaries are subject to any ongoing proceeding by any securities regulatory authority and, to the Knowledge of the Company, no such proceeding is threatened.

(c)          Financial Statements.

(i)          The true, correct and complete copies of each of the Audited Financial Statements and the Interim Financial Statements (including, in each case, any notes and schedules thereto) publicly available on EDGAR: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) were prepared in accordance with applicable Law and IFRS consistently applied throughout the periods referred to therein; and (iii) are complete and accurate and present fairly in all material respects the assets, liabilities, cash flows, consolidated financial condition and the results of operations of the Company and its Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, except as may be indicated in the notes thereto or, in the case of the Interim Financial Statements, to normal and year-end audit adjustments as permitted by the applicable rules and regulations of the SEC.

(ii)          The Company does not intend to correct or restate and there is no basis for any correction or restatement of any aspect of any of the Company’s financial statements. The selected financial data and the summary financial information included in the public disclosure of the Company made in accordance with applicable Law have been compiled in all material respects on a basis consistent with that of the Audited Financial Statements.

(iii)          There has been no material change in the Company’s accounting policies since October 27, 2022, except as described in the notes to the Company’s financial statements.

(iv)          Within the past five years, no internal investigations with respect to accounting, auditing or revenue recognition have been conducted by the Company.

(v)          Since October 27, 2022, the Company has not received any written or oral complaint, allegation, assertion or claim with respect to accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company, or unlawful accounting or auditing matters with respect to the Company.

(vi)          The financial books, records and accounts of the Company and each of its Subsidiaries:

(A)          have been maintained in accordance with applicable Law and IFRS (except in the case of the Company’s United Kingdom Subsidiaries, which financial books, records and accounts have been maintained in accordance with UK GAAP and are presented in accordance with IFRS on an adjusted consolidated basis);

(B)          accurately and fairly reflect in all material respects the transactions, acquisitions and dispositions of the Company and each of its Subsidiaries; and

(C)          accurately and fairly reflect in all material respects the basis of the Company’s financial statements.

(d)          Books and Records. All accounts (including management accounts) and Books and Records, registers, ledgers, subledgers and supporting documents of the Company and its Subsidiaries are up to date in all material respects and accurately and fairly reflect all matters required to be dealt with in such accounts, Books and Records, registers, ledgers, subledgers and supporting documents (including all account reconciliations) in accordance with all applicable Laws and generally accepted accounting principles in all material respects. All accounts, Books and Records, registers, ledgers, subledgers and supporting documents are in possession (or under the control) of the Company and its Subsidiaries and will be available in the Ordinary Course following the Effective Time.

(e)          Internal Controls. Except as set out in the Company Disclosure Letter, the Company and each of its Subsidiaries have established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS including policies and procedures that: (i) pertain to the maintenance and retention of records that in reasonable detail accurately and fairly reflect all transactions of the Company and its Subsidiaries (including any acquisitions or dispositions of the assets of the Company and its Subsidiaries); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with due authorizations of the Company’s management and, if such authorization is required under applicable Law, the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company and its Subsidiaries. None of the Company, any of its Subsidiaries nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of: (1) any “significant deficiency” or “material weakness” in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (2) any material weakness relating to the design, implementation, maintenance and operating effectiveness of the Company’s internal control over financial reporting and the ability of the Company and its Subsidiaries to record, process, summarize and report financial information, or (3) fraud, whether or not material, that involved or involves management or other representatives who have a role in the internal control over financial reporting of the Company and its Subsidiaries. Neither the Company nor any Subsidiary of the Company has received in writing or otherwise obtained knowledge of: (A) any proceeding, complaint, allegation or assertion that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices; or (B) any expression of concern regarding questionable accounting or auditing matters, in each case, which set forth or constitute allegations of circumstances that if determined to be true, would be material to the Company and the Subsidiaries, taken as a whole.

(f)          Disclosure Controls and Procedures. The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to provide assurance that all information required to be disclosed by the Company in the reports that it files or submits under securities Laws (including the Exchange Act) is recorded, processed, summarized, and reported within the time periods specified in securities Laws (including the rules and forms of the SEC), and such disclosure controls and procedures include controls and procedures to ensure that all such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under securities Laws (including the Exchange Act) with respect to such reports.

(g)          No Undisclosed Liabilities. Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any Liabilities  other than Liabilities that: (i) are reflected in the balance sheet of the Company contained in the Interim Financial Statements and/or the notes to the Audited Financial Statements; (ii) were incurred in the Ordinary Course consistent with past practice; (iii) arise or are incurred in connection with the transactions contemplated by this Agreement, including the First Merger; or (iv) that, individually or in the aggregate, are immaterial.

(h)          Off-Balance Sheet Arrangements. Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand or that otherwise creates any off-balance sheet arrangements); or (ii) any “off-balance sheet arrangements” (as defined in item 2.03(d) of the SEC’s Current Report on Form 6-K or as described in Instruction 8 to Item 303(b) of Regulation S-K promulgated by the SEC).

(i)          Accounts Receivable. All accounts receivable of the Company and its Subsidiaries are: (a) recorded in the financial Books and Records; (b) invoiced in accordance with the Company’s procedures; (c) actual and bona fide receivables resulting from the ordinary and usual conduct of the respective businesses of the Company and its Subsidiaries; (d) subject to customary trade terms; and (d) collectible without set-off or counterclaim. Any reserves provided for such accounts receivable in the financial Books and Records of the Company and its Subsidiaries have been computed in accordance with IFRS (or UK GAAP in the case of SatixFy UK Limited) applied on a consistent basis.

(j)          Sarbanes-Oxley and NYSE American Compliance. Since October 27, 2022 each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company is also in compliance with all of the other applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules of NYSE American, in each case, in all material respects.

Section 1.06           Insolvency.Except as set out in the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company: (i) is insolvent under any applicable Law or unable to pay its debts as they fall due; (ii) since October 27, 2022, ceased to carry on business by reason of insolvency, stopped payment of its debts or entered into any compromise or arrangement in respect of its debts, nor has any step been taken by the Company or, to the Knowledge of the Company, any other Person to do any of the foregoing (except for negotiations and agreements with vendors for discounts or payment arrangements in the Ordinary Course); (iii) has been dissolved or entered into liquidation, administration, moratorium, administrative receivership, receivership, a voluntary arrangement, a scheme of arrangement with creditors, any analogous or similar procedure in any jurisdiction or any other form of procedure relating to insolvency, reorganization or dissolution in any jurisdiction, nor has a petition been presented to the Company, nor, to the Knowledge of the Company, has any other step been taken by any Person in furtherance of any of those things; and (iv) since October 27, 2022, received a written notice that any creditor has taken any steps to enforce or has enforced any security interest over any of its assets.

Section 1.07          Accounts. The Company Disclosure Letter sets out a complete and accurate list of all bank accounts (including any blocked accounts) of the Company or any of its Subsidiaries, the name and address of each bank intermediary within which the Company or any of its Subsidiaries has an account and the names of all Persons authorized to draw on the account.

Section 1.08          Officers and Directors. A complete and accurate list of all of the directors and officers of the Company and each of its Subsidiaries as at the date of this Agreement is set out in the Company Disclosure Letter.

Section 1.09          Absence of Certain Changes or Events. Since December 31, 2023, except for the transactions contemplated by this Agreement, including the First Merger, the respective businesses of the Company and each of its Subsidiaries have been conducted in the Ordinary Course, and, since December 31, 2023, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the consent of Parent, would constitute a breach or violation of Section 4.01 of this Agreement.

Section 1.10          Commitments for Capital Expenditures. Neither the Company nor any Subsidiary of the Company has committed to make any capital expenditures or authorized any capital expenditures exceeding $500,000 in the aggregate, whether or not fulfilled or paid.

Section 1.11          Non-Arm’s Length Transactions. The Company is not and none of its Subsidiaries are indebted to any director, officer or Company Employee, agent, independent contractor or Affiliate or associate (except for amounts due as salaries, bonuses, directors’ fees, paid time-off/vacation, other remuneration, indemnification or the reimbursement of expenses, in each case in the Ordinary Course). Except in the Ordinary Course, the Company is not and none of its Subsidiaries are a party to or bound by any Contract (other than directors’ or employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any Stockholder or former stockholder, director, officer or Company Employee, or any of their respective Affiliates.

Section 1.12          Related Person Transactions. There are no transactions, or series of related transactions, agreements, arrangements, or understandings in effect that would be required to be disclosed under Item 7.B. of Form 20-F that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 1.13          Assets.

(a)          The Company and each of its Subsidiaries hold all rights, assets and property necessary for the conduct of their respective businesses after the Effective Time, substantially in the same manner as conducted prior to the Effective Time.

(b)          (i) The Company and each Subsidiary of the Company has good and valid title or good and valid leasehold interest, to all of the properties and assets reasonably necessary to operate their respective businesses, including all the properties and assets reflected as being owned, as the case may be, by the Company or any Subsidiary on the balance sheet forming part of the most recent Audited Financial Statements or otherwise in the applicable Books and Records; and (ii) except as set out in the Company Disclosure Letter, the Company and each Subsidiary of the Company has legal and beneficial ownership of its respective properties and assets free and clear of all Liens other than Permitted Liens. No other Person owns any assets which are being used by the Company or any of its Subsidiaries in their respective businesses, except for the Leased Real Estate and the Leased Personal Property.

Section 1.14          Inventory. The Inventory consists of items of a quantity and quality that accord with normal industry practice. The Inventory is being maintained at levels sufficient for: (i) the operation of the business of the Company and its Subsidiaries in the Ordinary Course; and (ii) to meet client demand. No Inventory is held on consignment or otherwise by any other Person or at a location other than the premises of the Company and its Subsidiaries. All of the Inventory is reasonably fit for its usual purpose.

Section 1.15          Interest in Competitors, etc. None of the Company nor any of its Subsidiaries has any direct or indirect interest in: (i) any competitor, supplier or customer of the Company or any Subsidiary of the Company; and (ii) except in the case of Jet Talk, any Person with whom the Company or any Subsidiary of the Company otherwise has any business relationship.

Section 1.16          Compliance; Permits/Authorizations.

(a)          Compliance. The Company and each of its Subsidiaries is conducting and has in the last five years conducted in all material respects their respective businesses in compliance with, all applicable Laws or Orders applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound. To the Knowledge of the Company, since October 27, 2022: (i) no Governmental Entity has issued any written notice or notification to the Company or any of its Subsidiaries stating that the Company or any of its Subsidiaries is not in compliance with any applicable Law, (ii) neither the Company nor any of its Subsidiaries is otherwise under investigation with respect to, and has not been, to the Knowledge of the Company, threatened to be charged with applicable Laws. As of the date of this Agreement, there is no civil, criminal, administrative, or other proceeding, subpoena, written demand, hearing, written notice or demand pending, received by or, to the Knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries related to the Company’s material non-compliance with such applicable Laws.

(b)          Except as set out in the Company Disclosure Letter, since October 27, 2022, none of the Company, nor any of its Subsidiaries or any of their respective Representatives has conducted any internal investigation or been the subject of any actual, suspected, or, to the Knowledge of the Company, threatened allegations, investigations or voluntary or directed disclosures to any Governmental Entity, or any audit report or written communication from a Governmental Entity, or any whistleblower report or other complaint, in each case involving or alleging violations of applicable Laws by the Company, any of its Subsidiaries or any of their respective Representatives.

(c)          Authorizations. The Company and its Subsidiaries hold, possess, are in compliance with and lawfully use in the operation of their respective businesses all material permits, licenses, registrations, variances, clearances, Consents, commissions, franchises, exemptions, Orders and authorizations from Governmental Entities (collectively, “Authorizations”) which are necessary to conduct their respective businesses as currently conducted or for the ownership and use of the material assets and other material property used by the Company and its Subsidiaries or as otherwise required by applicable Law. Each material Authorization held by the Company or any of its Subsidiaries is set out in the Company Disclosure Letter. Except as set out in the Company Disclosure Letter, each Authorization is valid, subsisting, in good standing and in full force and effect, and neither the Company nor any of its Subsidiaries is in default or breach of any material Authorization. All material Authorizations are renewable or re-issuable by their terms or in the Ordinary Course without the need for, as the case may be, the Company or any of its Subsidiaries, agree to any materially different terms or conditions or pay any amounts other than routine filing fees or immaterial amounts. No legal proceeding is in progress or pending or, to the Knowledge of the Company, threatened, in respect of any material Authorization that would reasonably be expected to result in the suspension, payment of a penalty, loss, termination, revocation, cancellation, non-renewal, or materially adverse modifications of such material Authorization. To the Knowledge of the Company, there has not occurred any event that has resulted, or would reasonably be expected to result, in the termination, revocation, material adverse modification, non-renewal or cancellation of any material Authorization that would restrict the Company and its Subsidiaries from conducting their respective businesses as such business are being presently conducted, nor has the Company or any of its Subsidiaries received any written notification from a Governmental Entity asserting that the Company or any of its Subsidiaries is under investigation for not being in compliance with any Laws or material Authorizations.

Section 1.17          Regulatory Matters.

(a)          Except as set forth in the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company has received since October 27, 2022 any notice of adverse finding, warning letter, untitled letter, penalty, order or other correspondence or notice from any Governmental Entity alleging or asserting noncompliance with any applicable Laws or any exemptions, Authorizations and supplements or amendments thereto required by any such applicable Laws or threatening enforcement proceedings against the Company or any Subsidiary thereof.

(b)          There are no actual and, in the past five years, neither the Company nor any of its Subsidiaries has committed any material breach of the rules of any Governmental Entity and, to the Knowledge of the Company, there are no threatened enforcement proceedings by any Governmental Entity that has jurisdiction over the operations of the Company or any Subsidiary of the Company against it. Neither the Company nor any Subsidiary of the Company has received written notice of any pending or, to the Knowledge of the Company, threatened claim by any Governmental Entity that has jurisdiction over the operations of the Company or any Subsidiary of the Company against it, and to the Knowledge of the Company, no Governmental Entity is considering such action. Neither the Company nor any Subsidiary of the Company is subject to any obligation or requirement arising under any investigation or inspection report (other than inspection reports arising in the Ordinary Course) issued by or entered into by the Company or any of its Subsidiaries with any Governmental Entity or any Authorization from or agreement with any Governmental Entity with regard to the respective businesses, products or services of the Company or any of its Subsidiaries.

(c)          Except as set forth in the Company Disclosure Letter, all material reports, documents, licensing fees, claims and notices required to be filed, maintained or furnished to any Governmental Entity by the Company or any of its Subsidiaries (excluding Jet Talk) have been so filed, paid, maintained or furnished. All such reports, documents, claims and notices were materially complete and correct on the date filed such that no liability exists with respect to the completeness or accuracy of such filing.

(d)          Neither the Company nor any of its Subsidiaries has received any notices, correspondence, Order or other communication from any Governmental Entity requiring the termination, suspension or material modification of any ongoing activities conducted by, or on behalf of, the Company or any Subsidiary of the Company, or in which the Company or any Subsidiary of the Company participates, nor, to the Knowledge of the Company, is any Governmental Entity considering such action.

(e)          Neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company, any of their respective officers, Company Employees or agents in their capacity as such, has: (A) made an untrue statement of a material fact or fraudulent statement to any Governmental Entity; (B) failed to disclose a material fact required to be disclosed to any Governmental Entity; or (C) committed any unlawful act that would reasonably be expected to provide a basis for a Governmental Entity to initiate any proceeding against the Company or any Subsidiary of the Company.

(f)          Neither the Company nor any Subsidiary of the Company has been convicted of any crime or engaged in any conduct which could reasonably be expected to result in debarment or disqualification of the Company or any Subsidiary from carrying on its respective business by any Governmental Entity and there is no proceeding pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company that reasonably might be expected to result in criminal liability or debarment or disqualification of the Company or such Subsidiary from carrying on its respective business by any Governmental Entity.

Section 1.18          Litigation.

(a)          Except as set out in the Company Disclosure Letter, there are no actions, suits or proceedings, at law or in equity, by any Person (including the Company or any Subsidiary of the Company), nor any arbitration, administrative, criminal or other proceeding by or before (or to the Knowledge of the Company any investigation by) any Governmental Entity, current or pending, or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries, or to the Knowledge of the Company any of their respective officers or directors (in their capacity as such) regarding the Company Securities or Company Subsidiary Securities, the respective businesses of the Company and its Subsidiaries, any of the material assets of the Company or any of its Subsidiaries, the Leased Real Estate or any other material property used by the Company or any of its Subsidiaries, including which would reasonably be expected to prevent, hinder or materially delay the consummation of the transactions contemplated by this Agreement and the First Merger. Except as set out in the Company Disclosure Letter, to the Knowledge of the Company, no event has occurred or circumstance exists which could reasonably be expected to give rise to, or serve as a valid basis for, the commencement of any action, suit, proceeding, arbitration or investigation by or against the Company, any of its Subsidiaries, any of their respective officers or directors (in their capacity as such) regarding the Company Securities or Company Subsidiary Securities, the respective businesses of the Company and its Subsidiaries, any of the material assets of the Company and its Subsidiaries, the Leased Real Estate or any other property or assets used by the Company or any of its Subsidiaries.

(b)          Without limiting the generality of subsection (a) above, there are no actions, suits or proceedings, at law or in equity, nor any arbitration, administrative, criminal or other proceeding by or before (or to the Knowledge of the Company any investigation by) any Governmental Entity, current or pending, or, to the Knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries or any of their respective officers or directors (in their capacity as such) regarding the Company Securities or Company Subsidiary Securities, the respective businesses of the Company and its Subsidiaries, involving a claim by a holder of Company Securities, that are or would reasonably be expected to be, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, including which would reasonably be expected to prevent, hinder or materially delay the consummation of the transactions contemplated by this Agreement and the First Merger. No event has occurred or circumstance exists which could reasonably be expected to give rise to, or serve as a valid basis for, the commencement of any action, suit, proceeding, arbitration or investigation by or against the Company, any of its Subsidiaries or any of their respective officers or directors (in their capacity as such) regarding the Company Securities or Company Subsidiary Securities, the respective businesses of the Company and its Subsidiaries, involving a claim by a holder of Company Securities.

(c)          Except as set out in the Company Disclosure Letter, in the past five years, neither the Company nor any of its Subsidiaries has been subject to any Order entered in any lawsuit or proceeding nor has the Company or any Subsidiary of the Company settled any claim prior to being sued or prosecuted or a judgment being given in respect of it.

(d)          There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company before any Governmental Entity. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors or officers, in their capacities as such, is subject to any outstanding injunction that is material to, as the case may be, the Company or any Subsidiary of the Company or that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement and the First Merger.

(e)          To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any malfeasance by any officer or director of the Company in their capacity as such.

Section 1.19          No Brokers. Except for the engagement letter between the Company and TD Securities (USA) LLC and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, or any of their respective officers, directors or Company Employees, or is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries, or any of their respective directors, officers or Company Employees, in connection with the First Merger or the other transactions contemplated by this Agreement (excluding the Second Merger). A true and correct copy of the engagement letter between the Company and TD Securities (USA) LLC has been provided to Parent and the Company has made true, correct and complete disclosure to Parent of all fees, commissions or other payments that may be incurred pursuant to the engagement of, or that may otherwise be payable to, TD Securities (USA) LLC in connection with the First Merger and other transactions contemplated by this Agreement (other than the Second Merger).

Section 1.20          Opinion of the Company’s Financial Advisor. The Company Board has received an opinion of TD Securities (USA) LLC to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be received by holders of Company Common Stock (other than, as applicable, Parent, the Merger Subs and their respective affiliates) is fair, from a financial point of view, to such holders.

Section 1.21          Employee Matters.

(a)          The Company has made the following available to Parent: (i) true, correct and complete copies of all contracts of employment or engagements for each of the officers and directors of the Company; (ii) copies of all template or standard terms of employment contracts used by the Company or Subsidiary of the Company; (iii) copies of all contractor/agency agreements; and (iv) copies of all policies and all bonus and incentive arrangements including any relocation or enhanced severance policies, if applicable.

(b)          The Company Disclosure Letter includes a complete and accurate list of all current Company Employees, agents, independent contractors and dependent contractors. The list includes, to the extent applicable, in respect of each Person: (i) their position or title with the Company or Subsidiary of the Company, as applicable; (ii) their current wages, salaries or hourly rate of pay and bonus entitlement; (iii) the date upon which the wage, salary, rate or aforementioned bonus became effective; (iv) the date upon which such Person was first hired or engaged; (v) the type of contract (whether fixed term, permanent, full or part time); (vi) the period of notice required to be given by either party to terminate the employment or engagement, only if the duration of such period exceeds the standard notice period applicable to the other Company Employees, agents, independent contractors and dependent contractors in the same jurisdiction; (vii) the Company Benefit Plans in which the Person participates; and (viii) their accrued vacation, if any. No Company Employee is on a leave of absence.

(c)          No material complaint, grievance, claim, proceeding, civil action, work order or to the Knowledge of the Company, investigation, has been filed, made or commenced against the Company or any of its Subsidiaries and is currently pending, in respect of or concerning any of the Company Employees.

(d)          The Company and each Subsidiary of the Company has observed and complied in all material respects with the provisions of all applicable Laws respecting employment, including Laws relating to employment standards and human rights, occupational health and safety, workplace safety and insurance, labour relations and pay equity, in each case. The Company and each of its Subsidiaries operating in Israel have complied in all material respects with all applicable Israeli labor and employment Laws.

(e)          There are no material actions, suits or proceedings, at law or in equity, by any Person (including the Company or any Subsidiary of the Company), nor any action, suit, arbitration, administrative proceeding or other proceeding by or before (or, to the Knowledge of the Company, any investigation by) any Governmental Entity, pending, or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company in respect of employment matters. To the Knowledge of the Company, no event has occurred or circumstance exists which could reasonably be expected to give rise to or serve as a valid basis for the commencement of any such action, suit, investigation, arbitration, administrative proceeding or other proceedings by or against the Company or any Subsidiary of the Company in respect of employment matters.

(f)          In the past five years, neither the Company nor any Subsidiary of the Company has received any written remedial order, notice of offence or conviction under occupational health and safety, pay equity or employment standards Laws. The Company and each Subsidiary of the Company has performed all its financial obligations under such Laws which are owed to the Company Employees and the Governmental Entity having jurisdiction over such matters.

(g)          Neither the Company nor any Subsidiary of the Company is party to a collective agreement (including any related documents or agreements including letters of understanding, letters of intent and other written communications with bargaining agents for Company Employees which impose obligations upon the Company or any Subsidiary of the Company), has not entered into or is otherwise bound by any Contract with any labour union or employee association, has not made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements, and is not party to any certification of any such union with regard to a bargaining unit.

(h)          To the Knowledge of the Company, there are no ongoing union drives. To the Knowledge of the Company, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent: (i) holds bargaining rights with respect to any of the Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights; (ii) has applied to be certified as the bargaining agent of any of the Company Employees; or (iii) has applied to have the Company or any Subsidiary of the Company declared a related employer pursuant to the provisions of the applicable Laws.

(i)          There is no labour strike, picketing, slow down, work stoppage or lock out, existing, pending, or to Knowledge of the Company, threatened against the Company or any Subsidiary of the Company. Neither the Company nor any Subsidiary of the Company has, since October 27, 2022, experienced any labour strike, picketing, slowdown, work stoppage, lock out or other collective labour action by or with respect to the Company Employees. There are no material charges or complaints pending, or to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company before any Governmental Entity in relation to unlawful labour practices or the violation of labor Laws. Since October 27, 2022, neither the Company nor any Subsidiary of the Company has received any written notice from any such Governmental Entity responsible for the enforcement of labour Laws of an intention to conduct an investigation of the Company or any Subsidiary of the Company or any of their respective businesses concerning their respective labour practices and no such investigation is, to the Knowledge of the Company, threatened.

Section 1.22          Benefit Plans.

(a)          Schedule. The Company Disclosure Letter contains a true and complete list, as of the date hereof, of each Company Benefit Plan and each Statutory Plan, and specifies the geographic regions to which such plan applies.

(b)          Documents. The Company has made available to Parent a true, correct and complete copy of each material Company Benefit Plan and all amendments thereto (or if the Company Benefit Plan is not written, a true, complete, and correct written summary and description thereof) and, to the extent applicable: (i) all related material trusts, insurance contracts or other arrangements funding such Company Benefit Plan, and each material contract or other arrangement with a record keeper or other service provider providing services with respect to such Company Benefit Plan which is now in effect or required in the future as a result of the transactions contemplated by this Agreement, including the First Merger, or otherwise; (ii) if applicable, the most recent determination or other assessment issued by a Governmental Entity regarding the tax-qualified or other status of the Company Benefit Plan; (iii) the most recent financial statements for the Company Benefit Plan; (iv) the most recent filing made by or on behalf of the Company or any Subsidiary of the Company with a Governmental Entity with respect to the Company Benefit Plan; (v) the most recent summary, explanation certificate of coverage, booklet, or other descriptive written materials of the Company Benefit Plan issued by the Company or any Subsidiary of the Company to participants in such plan and any subsequent modifications; (vi) the last three actuarial valuation reports concerning the Company Benefit Plan; and (vii) any material non-routine correspondence within the last 24 months with any Governmental Entity in respect of such Company Benefit Plan. The Company has made available to Parent a true, correct and complete copy of the documents the Company or any Subsidiary of the Company has available with respect to each Statutory Plan in the United Kingdom.

(c)          Compliance. Each Company Benefit Plan has been established, maintained, funded and administered in all respects in accordance with its terms and in compliance with applicable Laws. Each Company Benefit Plan that is designed and intended to satisfy requirements of applicable tax or other applicable Law or intended to qualify for special tax treatment satisfies in all material respects such tax or other applicable Law and otherwise meets all the requirements for such special tax treatment in all material respects and no circumstance exists that is likely to result in a failure by such plan to satisfy such tax or other applicable Law or other requirements. Except to the extent limited by applicable Law, each Company Benefit Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Parent, the Company, or any of its Subsidiaries (other than ordinary administration expenses and in respect of accrued benefits thereunder). There are no (i) inquiries, enforcement actions, or Legal Actions by a Governmental Entity pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan, and (ii) there are no Legal Actions by a plan participant pending, or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan (other than routine claims for benefits). None of the Company or any Subsidiary of the Company has engaged in a transaction with or with respect to a Company Benefit Plan that would subject the Company, any Subsidiary of the Company or any officer thereof to a tax or penalty imposed by applicable Law. No Company Benefit Plan is presently or has, within the three years prior to the date hereof, been the subject of an examination or other Legal Action by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Entity. All reports and disclosures relating to the Company Benefit Plans required to be filed with or furnished to a Governmental Entity or plan participants or beneficiaries have been prepared in accordance with applicable Laws and filed or furnished in accordance with applicable Laws in a timely manner. There exists no condition that would subject the Company or any Subsidiary of the Company to any Liability under the terms of the Company Benefit Plans or applicable Laws other than any payment of benefits in the normal course of plan operation.

(d)          Company Benefit Plan Payments. The Company and each Subsidiary of the Company, as applicable, has timely made all contributions, premium payments, and other payments required by and due under the terms of each Company Benefit Plan and each Statutory Plan and by applicable Law, including all employee contributions or, if applicable, have been properly accrued as liabilities on the books of the Company or a Subsidiary of the Company in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters and to the extent required by such accounting practices adequate reserves are reflected on the financial statements of the Company for such amounts. To the extent applicable to the Company or any of its Subsidiaries, all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with IFRS. No Company Benefit Plan in Bulgaria is required to be funded, book-reserved or secured by an insurance policy nor has the Company accrued contributions for any such Company Benefit Plan obligations in Bulgaria.

(e)          No Liability for Certain Plans. None of the Company, any Subsidiary of the Company or any Benefit Plan Affiliate has incurred or reasonably expects to incur, either directly or indirectly, any liability with respect to any (i) Pension Plan, (ii) Multiemployer Plan or (iii) any benefit plan or program to which more than one employer contributes. None of the assets of the Company or any Subsidiary of the Company are or, in the past six years, have been subject to any Lien under applicable Law as a result of any Company Benefit Plan or Statutory Plan or the plan of any Benefit Plan Affiliate and no facts or circumstances exist or are reasonably expected to exist that would trigger any right to impose any such Lien. No Company Benefit Plan contains a commitment to provide any Company Employee or other Person any medical, surgical, hospitalization, life insurance benefits or other welfare benefits (whether or not insured by a third party) for periods extending beyond their retirements or other terminations of service, other than (i) coverage mandated by applicable Law and (ii) coverage through the end of the calendar month in which a termination of employment occurs, and none of the Company or any Subsidiary of the Company has any material Liability with respect to such benefits.

(f)          Transaction Payments. Except as set forth in the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of any of the transactions contemplated by this Agreement, including the consummation of the First Merger, will: (i) entitle any Company Employee or other Person to termination notice, severance pay, wrongful dismissal damages, bonus or any other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of the Company or any Subsidiary of the Company to merge, amend, or terminate any Company Benefit Plan; or (iv) increase the amount payable under any Company Benefit Plan or result in any other material obligation pursuant to any Company Benefit Plan. No amount that could be received (whether in cash or property or the vesting of any property) as a result of the consummation of the transactions contemplated by this Agreement, including the First Merger, by any Company Employee or other Person under any Company Benefit Plan or otherwise would be nondeductible for applicable Tax purposes or would be subject to an excise Tax under applicable Law.

Section 1.23          Real Property and Personal Property Matters.

(a)          Leased Real Estate.

(i)          The Company Disclosure Letter sets out a complete list of all Leased Real Estate and an identification of each lease, sublease, license, sublicense, occupancy agreement or similar Contract to which the Company or any Subsidiary of the Company is a party (the “Real Property Leases”). The Company has made available to Parent true, correct and complete copies of the Real Property Leases, together with all amendments, modifications or supplements.

(ii)          Other than pursuant to the Real Property Leases, neither the Company nor any Subsidiary of the Company owns, leases, licenses, occupies or has any right or interest in any other real property, and neither the Company nor any Subsidiary of the Company has any actual or contingent liability in respect of any Former Properties or any other real property in respect of which it acted as a guarantor.

(iii)          Each Real Property Lease is valid and legally binding on the Company or the applicable Subsidiary of the Company and, to the Knowledge of the Company, each other party thereto, and is enforceable in accordance with its terms by the Company or the applicable Subsidiary of the Company (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity), and neither the Company nor the applicable Subsidiary of the Company is in breach of or in default of any material provision under any Real Property Lease and, to the Knowledge of the Company, no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or the applicable Subsidiary of the Company or permit termination, modification or acceleration by any counterparty thereunder or restrict the ability of the Company or the applicable Subsidiary of the Company to exercise any of its rights as lessee thereunder, including any rights of extension or renewal or first rights of refusal or similar special rights contained therein, and there is no dispute involving the Company or any of its Subsidiaries in respect of any Leased Real Estate.

(iv)          No counterparty has repudiated or has the right to terminate or repudiate any Real Property Lease or any material provision thereof or has served notice to terminate or repudiate any Real Property Lease.

(v)          The current uses of the Leased Real Estate by the Company or the applicable Subsidiary of the Company comply in all material respects with the provisions of the applicable Real Property Lease.

(vi)          To the Knowledge of the Company, no counterparty to any Real Property Lease is in default thereunder.

(vii)          The Company and its Subsidiaries do not own and have never owned any real property.

(viii)          To the Knowledge of the Company, there are no Liens, except for Permitted Liens and Liens expressly provided in the Real Property Leases, affecting any Leased Real Estate.

(ix)          There are: (A) no third party Consents, waivers or approvals that are required to be obtained under the Real Property Leases in connection with the transactions contemplated by this Agreement, including the First Merger but excluding the Second Merger; and (B) no notices that are required to be given to any third parties under the Real Property Leases in connection with the transactions contemplated by this Agreement, including the First Merger but excluding the Second Merger.

(b)          Personal Property.

(i)          The Company Disclosure letter sets out all of the tangible personal property (other than items of immaterial value) owned by the Company and its Subsidiaries (the “Owned Personal Property”). With respect to the Owned Personal Property: (A) the Company or the applicable Subsidiary of the Company has good and valid title to the Owned Personal Property, free and clear of any Liens other than Permitted Liens; and (B) there are no outstanding options or rights of first refusal to purchase the Owned Personal Property, or any portion thereof or interest therein.

(ii)          The Company Disclosure Letter sets out all tangible personal property (other than items of immaterial value) leased or subleased by the Company and its Subsidiaries (the “Leased Personal Property”). With respect to the Leased Personal Property, (A) the lease or sublease agreement for such property is valid, legally binding, enforceable and in full force and effect, and neither the Company nor the applicable Subsidiary of the Company is in material breach of or in material default under such lease or sublease, and, to the Knowledge of the Company, no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by the Company or the applicable Subsidiary of the Company or permit termination, modification or acceleration by any third party thereunder, (B) no third party has repudiated or has the right to terminate or repudiate any such lease or sublease agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, and (C) none of the lease or sublease agreements have been assigned by the Company or the applicable Subsidiary of the Company in favor of any Person. To the Knowledge of the Company, no counterparty to any foregoing lease or sublease agreement is in default thereunder. There are no Liens, other than Permitted Liens, on the leaseholds or subleaseholds of the Company or its Subsidiaries to any Leased Personal Property.

(iii)          All Owned Personal Property and Leased Personal Property is in each case: (A) in reasonable working order having regard to its use and age for the uses to which they are put; (B) in a reasonable state of repair and operational condition, subject to reasonable wear and tear; and (C) reasonably adequate and suitable for the uses to which they are put.

Section 1.24          No Options, etc. No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege (whether by Law, contractual or otherwise) for the purchase or other acquisition from the Company or any of its Subsidiaries of any of their respective material assets, other than pursuant to purchase orders in the Ordinary Course.

Section 1.25          Taxes.

(a)          Tax Returns and Payment of Taxes. Except as set forth in the Company Disclosure Letter, the Company and each of its Subsidiaries have duly and timely filed or caused to be filed (taking into account any valid extensions) in the past five years all material Tax Returns required to be filed by them in all jurisdictions in which such Tax Returns are required to be filed. All Tax Returns filed or required to be filed are true, complete, and correct in all material respects. None of the Tax Returns is, to the Knowledge of the Company, the subject of any material dispute with a Tax Authority. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return or to pay or to remit any material Taxes or amounts on account of Taxes other than automatic extensions of time to file Tax Returns obtained in the Ordinary Course consistent with past practice. Except as set forth in the Company Disclosure Letter, all material Taxes due and owing by the Company or any of its Subsidiaries have been timely paid or, where payment is not yet due, the Company has made an adequate provision for such material Taxes in the Company’s financial statements included in the Company SEC Documents (in accordance with IFRS) and the relevant Subsidiary of the Company has made an adequate provision for such Taxes in its financial statements in accordance with the applicable accounting standards. The Company’s most recent audited financial statements included in the Company SEC Documents reflect an adequate reserve (in accordance with IFRS) for all material Taxes payable by the Company and its Subsidiaries through the date of such financial statements. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes since the date of the Company’s most recent financial statements included in the Company SEC Documents outside of the Ordinary Course.

(b)          Maintaining Books. The Company and each of its Subsidiaries have, within applicable time limits, kept and maintained complete and accurate records, invoices and other information in relation to Tax as is required by Tax law in all material respects. Such records, invoices and information form part of Tax accounting arrangements that enable the Tax liabilities of the Company and each of its Subsidiaries to be calculated accurately in all material respects.

(c)          Availability of Tax Returns. The Company and each of its Subsidiaries have made available to Parent true, correct and complete copies of all income, franchise, and other Tax Returns filed by or on behalf of the Company or its Subsidiaries for any Tax period ending after December 31, 2018, and the Company and each of its Subsidiaries has preserved all records relating to Tax which it is required by Law to maintain.

(d)          Certain Refunds. The Company has not applied for, claimed or received a Tax refund or credit to which it was not entitled pursuant to applicable Laws.

(e)          Withholding and Deductions. (i) To the Knowledge of the Company, except as set forth in the Company Disclosure Letter, the Company and each of its Subsidiaries have duly and timely withheld and timely remitted and paid each material Tax or material deduction of any other payment, welfare, social security charges and pension contributions required to have been withheld, remitted and paid by it, and complied, in all material respects, with all related information reporting and backup withholding provisions of applicable Law; (ii) except as set forth in the Company Disclosure Letter, each of the Company and its Subsidiaries have complied with all applicable Laws relating to the payment and withholding of Taxes from payments made or deemed made to any Person and have duly and timely withheld and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid under all applicable Laws, including all payments and deemed payments for the exercise, conversion, repayment and cancellation of stock options, warrants, convertible securities, and convertible debt and equity equivalents of the Company or the relevant Subsidiary of the Company, in each case, in all material respects.

(f)          Penalties/Fines/Surcharge. Neither the Company nor its Subsidiaries have paid or become liable to pay, within the period of five years ending on the date of this Agreement, nor, to the Knowledge of the Company, will become liable in connection with any event occurring on or before the date of this Agreement to pay any material penalty, fine, surcharge or interest charged by virtue of any Tax statute.

(g)          Tax Audits. Neither the Company nor its Subsidiaries have, within the past five years, been subject to any visit, audit, investigation, aspect query, discovery or access order by any Tax Authority and, to the Knowledge of the Company, there are not any circumstances existing which make it likely that a visit, audit, investigation, aspect query, discovery or access order will be made in the next 12 months.

(h)          Disclosure of Audit Reports and Tax Opinions. The Company and its Subsidiaries have disclosed to the Purchaser complete copies of (i) any audit report issued with respect to or relating to any Taxes due from or with respect to the Company or relevant Subsidiary of the Company, (ii) any closing or settlement agreements entered into by or with respect to the Company or relevant Subsidiary of the Company with any Tax Authority and (iii) all signed Tax opinions relied upon by the Company addressing tax matters or positions of the Company or relevant Subsidiary of the Company that are currently valid and relevant to the tax situation of, as applicable, the Company or relevant Subsidiary of the Company.

(i)          Clearance or Consent from the Tax Authorities. All transactions in respect of which any clearance or consent was required by Law from any Tax Authority have been entered into by the Company and any of its Subsidiaries after such consent or clearance has been properly obtained. Any application for such clearance or consent has been made on the basis of full and accurate disclosure of all the relevant material facts and considerations, and all such transactions have been carried into effect only in accordance with the terms of the relevant clearance or consent.

(j)          Purpose to Evade from Tax Liability. Neither the Company nor its Subsidiaries have participated in any transaction, scheme or arrangement of which the or a main purpose or effect is the avoidance or evasion of a liability to taxation or which could be re-characterized or treated as unenforceable for taxation purposes.

(k)          Deemed Dividend. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has taken any measure or entered into any agreement or transaction which may reasonably be regarded as resulting in a deemed dividend by any Tax Authority.

(l)          Intercompany Transactions within the Same Jurisdiction. All intercompany transactions between the Company and/or its relevant Subsidiaries within the same jurisdiction as the Company as well as transactions between the Company and/or its relevant Subsidiaries within the same jurisdiction as the Company and/or any related party or Affiliate thereof have been entered into validly and bindingly and have been performed on arm’s length terms and conditions.

(m)          No Election for Special Benefits in Israel. Each of the Company and its Subsidiaries have never made any election to be treated or claimed any benefits as “Approved Enterprise” (Mifaal Meushar), “Beneficial Enterprise” (Mifaal Mutav), “Preferred Enterprise” (Mifaal Muadaf) or “Preferred Technological Enterprise” (Mifaal Technology Muadaf), in each case, as such terms are defined under the Law for Encouragement of Capital Investments, 1959.

(n)          Liability for Reorganization. To the Knowledge of the Company, no transfers of assets, reorganizations or mergers which take effect on or before the Closing will give rise to the assessment of or liability for Taxation on the part of the Company or any of its Subsidiaries on or after the Closing.

(o)          Tax Reportable Items in Israel. None of the Company or any of its Subsidiaries, have ever participated in, engage or have ever engaged in any Tax Reportable Item, which was not reported in the Tax reports for the relevant year. A “Tax Reportable Item” means any item or transaction listed in Section 131(g) of the Ordinance and the Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder (or any comparable provision of state, local or foreign law) or is subject to reporting obligations under Sections 131D and 131E of the ITO, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance [New Version] 5717-1957 and Section 21(c) of Fuel Excise Law, 5718-1958. or any comparable provision of state, local or foreign law.

(p)          Property Corporation. None of the Company or any of its Subsidiaries are, or have ever been, a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(q)          Liens. There are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries other than Liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings, in each case, for which adequate reserves in accordance with IFRS or other applicable accounting standards have been made in the Company’s most recent financial statements included in the Company SEC Documents or in the relevant Subsidiary of the Company’s most recent financial statements.

(r)          Transfer Pricing. To the Knowledge of the Company, the terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company and each of its Subsidiaries for which the Company obtained a transfer pricing study do not materially differ from those that would have been made between Persons dealing at arm’s length and applicable transfer pricing Laws. To the Knowledge of the Company, each of the Company and its Subsidiaries comply, in all material respects, and have been compliant, in all material respects, with all applicable transfer pricing laws and regulations, including Section 85A of the Ordinance and the regulations promulgated thereunder.

(s)          Secondary Liabilities. Neither the Company nor any of its Subsidiaries has entered into any agreement or similar contract or arrangement with, or provided any undertaking to, any Person pursuant to which any of them has assumed liability for the payment of Taxes owing by such Person and are not, and will not otherwise, to the Knowledge of the Company, become liable in respect of any Taxes of any other Person by joint and several or secondary liability by Law.

(t)          Elections. The Company and each of its Subsidiaries have not made any Tax elections pursuant to any Law.

(u)          Sales Taxes. Each of the Company and its Subsidiaries are registered for Sales Taxes only in their jurisdiction of incorporation and, except as set forth in the Company Disclosure Letter, are not and have never been treated as a member of any group for the purposes of any Sales Tax.

(v)          Tax Jurisdictions. No claim has ever been made in writing by any Tax Authority in a jurisdiction where the Company or any of its Subsidiaries, as applicable, does not file a particular Tax Return that indicates that the Company or any of its Subsidiaries, as applicable, is or may be required to file such Tax Return. Except as set forth in the Company Disclosure Letter (i) neither the Company nor any of its Subsidiaries is subject to any Tax claims by a Tax Authority in any jurisdiction outside the country of its incorporation or formation by virtue of having a permanent establishment or fixed place of business, (ii) since incorporation, each of the Company and its Subsidiaries been resident for all taxation purposes in its country of incorporation only, and (iii) neither the Company nor any of its Subsidiaries has ever been treated or regarded as resident or been liable to pay Tax in any other jurisdiction (including under any double taxation agreement, treaty or convention or any double taxation relief arrangements).

(w)          Tax Rulings. Except as set forth in the Company Disclosure Letter: (i) during the past five years, neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private ruling, technical advice memorandum, or similar ruling or memorandum with any Tax Authority with respect to any Taxes (a “Tax Ruling”), nor is any such request outstanding; and (ii) the Company and its Subsidiaries are in compliance with the requirements of each Tax rulings arrangement entered into by the Company or the relevant Subsidiary of the Company with any Tax Authority.

(x)          Consolidated Groups, Transferee Liability, and Tax Agreements. Except as set forth in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries: (i) has been a member of a group filing Tax Returns on an affiliated, consolidated, combined, unitary, or similar basis; (ii) has any liability for Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any comparable provision of Law), as a transferee or successor, by Contract, or otherwise by operation of Law; or (iii) is a party to, bound by, or has any Liability under any Tax sharing, allocation, indemnification agreement or arrangement.

(y)          Stamp Duty, etc. All stamp duties, registration taxes and other similar transfer taxes due in respect of any documents in the possession of the Company or any of its Subsidiaries or to the production of which the Company or any of its Subsidiaries is entitled have been paid and all such documents which attract stamp duties, registration taxes and other similar transfer taxes in the United Kingdom or elsewhere have been duly stamped or registered (as applicable).

(z)          Ownership Changes. Without regard to this Agreement, neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382 of the Code.

(aa)          Section 355. Neither Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in connection with a distribution that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(bb)          Reportable Transactions. Neither Company nor any of its Subsidiaries has been a party to, or a promoter of a material advisor with respect to a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b) (or any comparable provision of Law).

(cc)          US Tax Representations. SatixFy US LLC (i) is and always has been classified as a corporation for U.S. federal and applicable state income tax purposes, (ii) is not, nor has ever been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code), (iii) has not claimed any Tax credits under Section 2301 of the Coronavirus Aid, Relief, and Economic Security Act, P.L. 116-136, as amended, or Section 3134 of the Code, and (iv) has never been a shareholder of a “controlled foreign corporation” (as defined in Section 957 of the Code) or a “passive foreign investment company” (as defined in Section 1297 of the Code). Other than for SatixFy US LLC, no U.S. federal entity classification elections have been made for the Company or any of its Subsidiaries under Treasury Regulation section 301.7701-3(c).

Section 1.26          Intellectual Property.

(a)          Scheduled Company-Owned IP. The Company Disclosure Letter contains a true and complete list, specifying as to each as applicable, the name of the current owners, jurisdictions, and application or registration number, as of the date hereof, of all: (i) Company-Owned IP that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private registrar (collectively, the “Registered Company-Owned IP”); (ii) material unregistered Company-Owned IP; and (iii) Company IP Licenses.

(b)          Right to Use; Title. The Company or one of its Subsidiaries is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to, the Company-Owned IP and has a valid and enforceable right to use all Company IP, in each case of the foregoing, free and clear of all Liens other than Permitted Liens, in each case, except as set out in the Company Disclosure Letter. All Company IP Licenses are in good standing, binding, and enforceable in accordance with their respective terms and no material default exists on the part of the Company or any of its Subsidiaries thereunder. The Company IP is sufficient for the material operation of the Company’s or any of its Subsidiaries’ businesses as currently conducted.

(c)          Validity and Enforceability. The Company’s and its Subsidiaries’ rights in the Company-Owned IP are valid, subsisting, and enforceable. The Company and each of its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of Company IP and to protect and preserve the confidentiality of all Trade Secrets included in the Company IP. The Registered Company-Owned IP has not been used, not used, enforced or not enforced in a manner that would reasonably be expected to result in their abandonment, cancellation, or unenforceability. All applications for registration of the Registered Company-Owned IP that are actively pending or granted are in good standing, have been filed in a timely manner within the appropriate offices to preserve the rights thereto and assignments have been recorded in favour of the Company or one of its Subsidiaries, as appliable, to the extent recordation within a timely manner is required to preserve the rights thereto. There has been no public disclosure, sale, or offer for sale by the Company or any of its Subsidiaries of any invention, either described in a patent application or otherwise included in Company-Owned IP that would prevent the Company or one of its Subsidiaries, as applicable, from obtaining or sustaining valid patent rights to such invention.

(d)          Non-Infringement. The Company and its Subsidiaries have not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person, and to the Knowledge of the Company, no third party is infringing upon, violating, or misappropriating any Company-Owned IP. In the past six years, neither the Company nor any of its Subsidiaries has received written notice of any alleged infringement, misappropriation, or other violation of any Intellectual Property owned by any other Person or any other unsolicited written communication that involves an offer to license any Intellectual Property relating to infringement, misappropriation, or other violation.

(e)          IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation, or violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any Company-Owned IP or the Company or any of its Subsidiaries’ rights with respect to any Company IP. The Company and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company-Owned IP, and, to the Knowledge of the Company, the Company and its Subsidiaries are not subject to any outstanding Order that restricts or impairs the use of any Company IP that is not Company-Owned IP.

(f)          Transaction. Except as set forth in the Company Disclosure Letter, neither the execution, delivery or performance of this Agreement nor the completion of any of the transactions contemplated by this Agreement, including the First Merger but excluding the Second Merger, will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company-Owned IP (ii) a breach of or default under any Contract pertaining to any Company IP including any Company IP Licenses; (iii) the release, disclosure or delivery of any Company-Owned IP, including any source code, by or to any escrow agent or other Person; or the grant, assignment or transfer to any other Person of any license or other right or interest under, to, or in any of the Company-Owned IP.

(g)          Employees, Consultants, Contractors. All of the Intellectual Property developed or created for the Company or one of its Subsidiaries by Company Employees or pursuant to Contracts with outside consultants or contractors have been, as applicable, assigned to the Company or one of its Subsidiaries, as applicable, in writing or in another enforceable manner. All such Company Employees, outside consultants or contractors have waived in favour of the Company and its Subsidiaries all non-assignable rights (including moral rights) to such Intellectual Property, as well as any claims for additional remuneration (other than in respect of their applicable services) due with respect to the development and/or use of any Company-Owned IP, in each case without a right (conditioned or otherwise) in the relevant Contract to revoke such waiver. To the Knowledge of the Company, no such current or former consultant or contractor of the Company or any of its Subsidiaries or any Company Employee has any claim, right (whether or not currently exercisable), or interest to or in any Company-Owned IP or in relation to any such additional remuneration due with respect to the development and/or use of such Company-Owned IP.

(h)          Royalties. Except as set forth in the Company Disclosure Letter, no royalty or other fee is required to be paid by the Company or any of its Subsidiaries to any other Person in respect of the use of any Intellectual Property other than in respect of Company IP Licenses and Off-the-Shelf Software Licenses, in each case granted in the Ordinary Course, and there are no material restrictions on the ability of the Company or any of its Subsidiaries to use and exploit any Company-Owned IP.

(i)          Funding. Except as set forth in the Company Disclosure Letter, no funding, facilities or personnel of any Governmental Entity or any public or private university, college or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any Company-Owned IP. No Company Employee, consultant or independent contractor of the Company or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of Company-Owned IP: (i) has performed services for any Governmental Entity, university, college or other educational institution or research center during a period of time during which such Company Employee, consultant or independent contractor was also performing services for the Company or one of its Subsidiaries; or (ii) was or is operating under any grants from any Governmental Entity or, to the Knowledge of the Company, subject to any employment agreement in any invention assignment or non-disclosure agreement or other obligations with any Person that would reasonably be expected to materially adversely affect the rights of the Company or any of its Subsidiaries in Company-Owned IP.

(j)          IIA Funding.

(i)          [***]

(ii)          All information provided by the Company to its advisor for purposes of such advisor preparing the Subject Report was true, correct, and complete in all material respects, and nothing has arisen since the date such information was provided that would make the information that the Company provided to its aforesaid advisor untrue, incorrect, or incomplete in any material respect.

(iii)          [***]

(iv)          To the Knowledge of the Company, no Company-Owned IP has been transferred to any Person in contravention of the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 and the regulations promulgated thereunder, including all IIA regulations, and without requisite notice having been provided to, or consent having been obtained from, the IIA, if applicable.

(k)          Standards Bodies. Neither the Company nor any of its Subsidiaries is or has ever been a member or promotor of, or a contributor to, any industry standards body or similar organization that would reasonably be expected to require or obligate the Company to grant or offer to any other Person any license or right to any Company-Owned IP.

(l)          Escrow; Source Code. Except as set forth in the Company Disclosure Letter, the Company and its Subsidiaries have not: (i) deposited any Company-Owned IP (excluding source code) with any escrow agent or other third party (other than consultants or contractors of the Company and its Subsidiaries engaged for the development of the deposited Company-Owned IP or customers for the purpose of integration of the deposited Company-Owned IP) and neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver or make available Company-Owned IP (excluding source code) to any escrow agent or other third party (other than consultants or contractors of the Company and its Subsidiaries engaged for the development of such Company-Owned IP or customers for the purpose of integration of such Company-Owned IP); (ii) deposited any source code included in Company-Owned IP with any escrow agent or other third party (other than consultants or contractors of the Company and its Subsidiaries engaged for the development of the deposited source code) and neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver or make available source code included in Company-Owned IP to any escrow agent or other third party (other than consultants or contractors of the Company and its Subsidiaries engaged for the development of such source code); and (iii) no Person has exercised its rights or, to the Knowledge of the Company, threatened to exercise its rights to obtain access to any Company-Owned IP that is deposited with any escrow agent, and to the Knowledge of the Company, no event has occurred or circumstance exists which could reasonably be expected to give rise to or serve as a valid basis for a Person to exercise any such rights. Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (A) has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Software owned by the Company and included in Company-Owned IP to any third party, or (B) except as set out in the Company Disclosure Letter, disclosed any source code to any Software owned by the Company and included in Company-Owned IP to any third party, and no third party has any right, contingent or otherwise to obtain access to or use any source code to any Software included in the Company-Owned IP.

(m)          Open Source Software.

(i)          The Company Disclosure Letter sets out a complete and accurate list and description of: (i) each item of Open Source Software that is contained in, distributed with or used in the development of Company-Owned IP or from which any part of any Company-Owned IP is derived; (ii) the applicable license terms for each such item of Open Source Software; (iii) the Company-Owned IP to which each such item of Open Source Software relates; (iv) how the item of Open Source Software communicates or is integrated with any Company-Owned IP; and (v) whether the item of Open Source Software has been modified by or on behalf of the Company or any of its Subsidiaries, provided that each of (i)-(v) shall exclude any Company-Owned IP that relates solely to Deprecated Products.

(ii)          To the Knowledge of the Company, the Company Disclosure Letter sets out a complete and accurate list and description of: (i) each item of Open Source Software that is contained in, distributed with or used in the development of Company-Owned IP relating solely to Deprecated Products or from which any part of any such Company-Owned IP is derived; (ii) the Company-Owned IP to which each such item of Open Source Software relates; and (iii)  whether the item of Open Source Software has been modified by or on behalf of the Company or any of its Subsidiaries.

(iii)          No Company-Owned IP contains, is derived from, is distributed with, or is being or was developed using Open Source Software in a manner that the terms under which it is licenced: (i) impose or could impose a requirement or condition that any Company-Owned IP or part thereof (x) be disclosed or distributed in source code form, (y) be licenced for the purpose of making modifications or derivative works, or (z) be redistributable at no charge; or (ii) otherwise impose or could impose any other material limitation, restriction, or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any Company-Owned IP.

Section 1.27          IT Systems

(a)          The Company Disclosure Letter sets out a complete and accurate list of all Company IT Systems owned, licenced, used or held for use by the Company and its Subsidiaries.

(b)          To the Knowledge of the Company, the Company IT Systems are materially sufficient for the conduct of the respective businesses of the Company and its Subsidiaries in the Ordinary Course after Closing (assuming the business is conducted in materially the same manner). To the Knowledge of the Company, the use of any Company IT Systems by the Company and its Subsidiaries does not exceed the scope of the rights granted to the Company and its Subsidiaries with respect thereto, including any applicable limitation upon the usage, type or number of licences, users, hardware, time, services or systems.

(c)          The Company and its Subsidiaries have in place reasonably appropriate physical, organizational and technological security measures, processes and safeguards to secure all Company IT Systems and business data from unauthorized use, copying, disclosure, modification, theft, destruction, threats, cyberattacks and Disabling Codes that a reasonably prudent and diligent commercial entity would undertake in similar circumstances. To the Knowledge of the Company, the Company IT Systems do not contain any material Disabling Code.

(d)          In the past three years, no written notice of a material defect or default has been sent or received by the Company or any Subsidiary of the Company in respect of any Contract relating to the Company IT Systems.

(e)          The Company and its Subsidiaries have made reasonable efforts to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and Software and hardware support arrangements, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries maintain data back-up procedures and data recovery procedures and tools that a reasonably prudent and diligent commercial entity would undertake in similar circumstances to safeguard against loss or corruption of business or customer data in the event of a failure of the Company IT Systems. Disaster recovery plans are in place for the Company and its Subsidiaries and are designed to ensure that, in the event of a failure of the Company IT Systems, such Company IT Systems and the data and other material contained therein can be reasonably recovered or replaced by the Company and its Subsidiaries without material disruption to their respective businesses.

Section 1.28          Privacy and Data Protection.

(a)          The Company has engaged a third-party advisor to review its compliance with applicable Privacy Laws.

(b)          Neither the Company nor any Subsidiary of the Company has been in the past three years, and currently is not, in receipt of any written notification, claim, demand, audit or action by any Person against the Company or any Subsidiary of the Company in relation to Personal Information it uses, collects, processes, stores, discloses, transfers, shares or protects, including in relation to an alleged violation of any Privacy Laws. Neither the Company nor any Subsidiary of the Company has been, and currently is not, subject to any audit or investigation by any Governmental Entity with respect to such matters, and, to the Knowledge of the Company, there are no facts or circumstances that could form the basis of any such claims, audits, investigations or allegations.

(c)          In the past three years, there has been no Security Breach. The Company has not been notified of, and, to the Knowledge of the Company,  there is no event, vulnerability or condition that would reasonably be expected to result in any Security Breach. The Company has implemented and maintains security measures to protect against such vulnerabilities, complies in all material respects with all applicable cybersecurity laws, regulations and industry standards and conducts regular security assessments and audits to ensure the continued security and integrity of its products. There have been no internal or external audits of the Company’s products in which cybersecurity vulnerabilities were identified and not promptly resolved by the Company.

Section 1.29          Artificial Intelligence

(a)          To the extent the Company has used any AI Tools in the development, production or improvement of any products, the Company has: (i) obtained and materially complied with all licences, consents, and permissions, provided all notices and disclosures, and otherwise obtained all rights, in each case as required under applicable Law, to use all such AI Tools; and (ii) where applicable, materially complied with all use restrictions and other requirements of any licence, consent, permission, or other contract, terms of service, or other terms governing Company’s use of such AI Tools.

(b)          To the Knowledge of the Company, the Company has not used any AI Tool in the development, production or improvement of any products in a manner that is reasonably expected to adversely affect the ownership, validity, enforceability, registrability, or patentability of any Company-Owned IP.

(c)          To the Knowledge of the Company, the Company does not and has not included any Personal Information for any purpose in its use of AI Tools including any prompts or inputs into any generative AI Tools in a manner that does not materially comply with applicable Privacy Laws.

(d)          The Company has not received any written notice, complaint, claim, proceeding, litigation, inquiry, audit, investigation, or other action by any Governmental Entity or other Person: (A) alleging that Company’s use of any AI Tools in the development, production or improvement of any products infringed any Intellectual Property or was falsified, biased, untrustworthy, or manipulated in an unethical or unscientific way; or (B) otherwise concerning any use by the Company of any AI Tool or implementation of AI Tools in the business and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to give rise to any of the foregoing.

Section 1.30          Sanctions, Anti-Money Laundering and Anti-Corruption.

(a)          During the last five years, neither the Company nor any Subsidiary of the Company has been notified that any investigation, review, enquiry, proceeding or claim in respect of the affairs of the Company or any of its Subsidiaries or the affairs of any of its Associated Persons is being or has been initiated, conducted or, to the Knowledge of the Company, is threatened or pending by any governmental, administrative, judicial, regulatory or other body, authority or organization in relation to any applicable sanction, anti-money laundering or anti-corruption Law.

(b)          Neither the Company nor any Subsidiary of the Company nor, to the Knowledge of the Company, any of its respective directors, officers, Company Employees or any of their other respective Associated Persons, in each case, and in their capacity as such, is or has at any time such Person was engaged by the Company or its Subsidiaries engaged in any activity, practice or conduct or has taken any action or failed to act, directly or indirectly, in each case, in their capacity as such, which would or is reasonably likely to constitute an offence under applicable sanction, anti-money laundering or anti-corruption Law.

(c)          Neither the Company nor any Subsidiary of the Company nor any of its directors, officers or Company Employee or Associated Persons: (A) is a Sanctioned Person; (B) to the Knowledge of the Company, has engaged in any unlawful business or dealings, directly or indirectly, involving any Sanctioned Person; or (C) to the Knowledge of the Company, has pending or, to the Knowledge of the Company, threatened claims against it with respect to sanctions.

(d)          Since October 27, 2022, except as set out in the Company Disclosure Letter, the Company and its Subsidiaries have had in place Adequate Procedures, including the policies set out in the Company Disclosure Letter.

Section 1.31          Export Controls. The Company Disclosure Letter sets out a complete and accurate list of Authorizations issued to the Company or its Subsidiaries under Export Control Laws. During the past five years, the Company and each of its Subsidiaries is and has been in material compliance with all applicable Export Control Laws and no claims concerning the breach or liability of the Company or any Subsidiary of the Company under such Laws are to the Knowledge of the Company unresolved. Without limiting the foregoing: (A) the Company, each Subsidiary of the Company and all Persons acting on behalf of them have obtained all material import and export licenses and all other notices, authorizations, declarations and filings, certificates and registrations required for the export, import, re-export or transfer of goods, services, Software and technology (including defense-related or dual use technology, as may be designated under applicable Law) required for the movement of finished-products (including any part or prototype thereof), any incoming or outgoing shipment in which the Company or any Subsidiary of the Company acted as importer or exporter, transferor, broker or for the operation of the respective businesses of the Company or any of its Subsidiaries in connection with any Authorizations required under Export Control Laws; (B) to the Knowledge of the Company, no Governmental Entity has initiated any proceeding or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of any Authorization under Export Control Laws or debarment or denial of future Authorizations under Export Control Laws against the Company, any of its Subsidiaries or, to the Knowledge of the Company, its directors, officers, Company Employees or agents, in each case, in their respective capacity at the Company or a Subsidiary, as applicable, in connection with any actual or alleged violation of any applicable Export Control Laws; and (C) during the past five years, neither the Company nor any Subsidiary of the Company has received written claims, investigations or requests for information by a Governmental Entity with respect to the Authorizations of the Company and its Subsidiaries and compliance with applicable Export Control Laws.

Section 1.32          Environmental Matters.

(a)          During the past five years, the Company and each Subsidiary of the Company is and has been in compliance in all material respects with all Environmental Laws and neither the Company nor any Subsidiary of the Company has been charged with any offence under any Environmental Laws.

(b)          During the past five years, neither the Company nor any Subsidiary of the Company has received any notice of, nor does the Company have any Knowledge of, any issued, outstanding, pending or threatened orders, complaints, claims, allegations, actions, prosecutions, administrative monetary penalties, or investigations, with respect to the operations of the Company or any of its Subsidiaries or the Leased Real Estate, in regard to any alleged threat, damage, breach, non-compliance, default, or liability under Environmental Laws.

(c)          During the past five years, neither the Company nor any Subsidiary of the Company has been required by applicable Law to obtain, and has not obtained, Environmental Permits.

(d)          During the past five years, neither the Company nor any Subsidiary of the Company has received any notice of, nor does the Company have any Knowledge of, any investigation, review, enquiry, proceeding, claim, Authorization or decision (judicial or administrative) initiated, conducted, pending or threatened by any Governmental Entity (including administrative, judicial, regulatory or other body, authority or organization) in relation to any Environmental Laws to revoke, suspend, modify, or limit any Environmental Permits required by Environmental Laws for the operation of the respective businesses and/or the assets of the Company and its Subsidiaries and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, enquiry, review, proceeding, claim, Authorization or decision.

(e)          No Environmental Permits that were issued to the Company or any of its Subsidiaries pursuant to Environmental Laws will become void or voidable or be automatically or by Governmental Entity’s discretion terminated as a result of the completion of the transactions contemplated by this Agreement (excluding the Second Merger) nor is any Consent, notice, or other approval required in connection with the transactions contemplated by this Agreement (excluding the Second Merger) in order to maintain any such Environmental Permits in full force and effect.

(f)          Neither the Company nor any of its Subsidiaries has expressly assumed or retained any material Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

(g)          Neither the Company nor any of its Subsidiaries has produced, sold, used, stored, transported, handled, Released (or caused to be Released), discharged, disposed of or arranged for the transportation, treatment or disposal of Hazardous Substances at or from any location (except in material compliance with applicable Environmental Law) and under conditions that would not reasonably be expected to result in a material Liability to the Company or its Subsidiaries under applicable Environmental Laws. To the Knowledge of the Company, no Hazardous Substances are existing at, on, under, in, to or from any of the real property currently or formerly used by the Company or any of its Subsidiaries in the business of the Company or any of its Subsidiaries in quantities or concentrations that would reasonably be expected to result in a material Liability to the Company or its Subsidiaries under applicable Environmental Laws. To the Knowledge of the Company, no property at which the Company disposed of, or arranged for the disposal of, Hazardous Substances produced, used or stored by the Company or any of its Subsidiaries during the past five years, is on any list of properties promulgated by a Governmental Entity that is the subject of an investigation or remediation pursuant to applicable Environmental Laws.

Section 1.33          Material Contracts.

(a)          The Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof and true and correct copies of all Material Contracts within the possession of the Company as of the date hereof (including all amendments, assignments and supplements thereto) have been provided in the electronic data room established in respect to the First Merger. As of the date hereof, no such Contract has been modified, rescinded or terminated by the Company, a Subsidiary of the Company or any other party to such Contract.

(b)          The Company or the applicable Subsidiary of the Company has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under each Material Contract and, except as set out in the Company Disclosure Letter, is not alleged to be in default or breach of, or to have violated, any Material Contract in any material respect.

(c)          The Company or the applicable Subsidiary of the Company has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under and is not in default or breach of, or, to the Knowledge of the Company, alleged to have violated, the Senior Credit Documents.

(d)          Each Material Contract is legal, valid and binding on the Company or the applicable Subsidiary of the Company and, to the Knowledge of the Company, each other party thereto and in full force and effect and is enforceable against, the Company or the applicable Subsidiary of the Company and each other party thereto, in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(e)          The Company or the applicable Subsidiary of the Company has in all material respects performed all obligations required to be performed by it to date under the Material Contracts. There exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a breach of, or a default or event of default under, or a violation of, any Material Contract. Except as set out in the Company Disclosure Letter, no Consent of any Person is required in order for Parent or any of its Subsidiaries, as the case may be, to continue to have the full benefit of each Material Contract after the Effective Time.

(f)          Neither the Company nor any Subsidiary of the Company has received any written notice that any party to a Material Contract intends to cancel, terminate or otherwise adversely modify or not renew its relationship with the Company or any Subsidiary of the Company and, to the Knowledge of the Company, no such action has been threatened.

(g)          Neither the Company nor any Subsidiary of the Company has violated or breached any of the terms or conditions of any Material Contract to which it is a party or bound in any material respect (or received any notice with respect to any such violation of breach) and all of the covenants to be performed and the obligations to be fulfilled by any other party to such Contract have been fully performed and fulfilled.

(h)          Neither the Company nor any Subsidiary of the Company has entered into any customer Contract offering pricing or discounts that are outside of the Ordinary Course.

(i)          Except as set out in the Company Disclosure Letter, the Company and its Subsidiaries have fully discharged and fulfilled all obligations pursuant to the Development Agreement and have no further liability or obligations thereunder.

(j)          Except as set out in the Company Disclosure Letter, the Company or the applicable Subsidiary of the Company has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under each of the Subject Customer Contracts and is not alleged to be in default or breach of, or to have violated, any of the Subject Customer Contracts in any material respect.

(k)          Except as set out in the Company Disclosure Letter, the Company and its Subsidiaries have fully discharged and fulfilled all obligations pursuant to the Subject Customer Contracts.

Section 1.34          No Conflict with Material Contracts. Subject to receipt of the Consents set forth in the Company Disclosure Letter, the execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the completion of the First Merger and the other transactions contemplated under this Agreement (excluding the Second Merger) do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)          result in a breach or a violation of, or conflict with, any Material Contract; or

(b)          result in or give any Person the right to seek, or to cause:

(i)          the termination, cancellation, amendment or renegotiation of any Material Contract;

(ii)          the acceleration of any indebtedness or other material Liabilities of the Company or any of its Subsidiaries; or

(iii)          the forfeiture or other loss, in whole or in part, of any material benefit which would otherwise accrue to the Company or any of its Subsidiaries (including by triggering any right of first refusal or first offer, change in control provision or other restriction or limitation).

Section 1.35          Restrictions on Conduct of Business. Except as set forth in the Company Disclosure Letter, neither the Company nor any Subsidiary of the Company is a party to, nor is it bound by, any non-competition agreement or any other Contract or Authorization which purports to:

(a)          limit the manner (including any business practice) or the localities in which all or any portion of, as the case may be, the business of the Company or any Subsidiary of the Company may be conducted;

(b)          limit any lines of business of the Company or any Subsidiary of the Company; or

(c)          restrict any acquisition or disposition of any assets or property by the Company or any Subsidiary of the Company.

Section 1.36          Customers and Suppliers.

(a)          The Company Disclosure Letter sets out a complete and accurate list of all of the customers active during the 24-month period ending on the date of this Agreement and the ten (10) largest suppliers of the Company and its Subsidiaries by dollar amount received for sales or paid for purchases during the 24-month period ending on the date of this Agreement.

(b)          Except as set out in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any amounts delinquent or overdue by over 90 days to any one of its suppliers in excess of $100,000.

Section 1.37          Products, Services and Related Liabilities.

(a)          The products and services of the Company and its Subsidiaries meet the requirements of applicable Law in all material respects, and have been sold or provided in all material respects in accordance with applicable Law.

(b)          The Company and each of its Subsidiaries have obtained all necessary approvals, clearances and authorizations from Governmental Entities in Israel to the extent required by applicable Laws to engage in the manufacturing of products outside of Israel.

(c)          All information provided by the Company and its Affiliates to Parent and its Affiliates pursuant to any of the MDA Agreements in respect of the products and services of the Company and its Subsidiaries (including, for certainty, with respect to the Company Chip Products), including the functionality and technical performance of such products and services and the Company’s forecasts or estimates of its achievement of future goals and milestones in respect of such products and services, was true, complete and correct in all material respects when and where provided and did not omit any fact that would be required to be made to ensure that it was not misleading.

(d)          Neither the Company nor any of its Subsidiaries has received any written claim for or based upon a breach of any product or service warranty of the Company or any Subsidiary of the Company, strict liability in tort, negligent manufacture of product, negligent provision of services or any product complaint, adverse event report or any other similar allegation of liability, including or resulting in product (voluntary or involuntary) recalls and including or resulting in bodily injury or property damage, arising from the conduct of the respective businesses, products or services of the Company or any of its Subsidiaries.

(e)          No warranty claims were made to the Company or any of its Subsidiaries with respect to, or in connection with, the products, goods or services manufactured, constructed, installed, distributed or sold by the Company and its Subsidiaries.

(f)          To the Knowledge of the Company, there is no pending or threatened civil, criminal or administrative investigations or proceedings relating to: (i) any alleged hazard or defect in design, manufacture, construction, installation, materials or workmanship, including any failure to warn or alleged breach of express or implied warranty, relating to any service provided or product manufactured, installed, distributed or sold by or on behalf of the Company or its Subsidiaries; or (ii) any material breach of any of the product or service warranties given to customers of the respective businesses of the Company or its Subsidiaries.

(g)          Except as set out in the Company Disclosure Letter, the Company and its Subsidiaries have in place reasonably appropriate physical, organizational and technological security measures, processes and safeguards (including, without limitation, back-up, data and disaster recovery, Software and hardware support arrangements, and safeguards against loss or corruption of data) to secure all Product IT Systems from unauthorized use, copying, disclosure, modification, theft, destruction, threats, cyberattacks and Disabling Codes that a reasonably prudent and diligent commercial entity would undertake in similar circumstances. Except as set out in the Company Disclosure Letter, such measures, processes and safeguards: (i) comply in all material respects with all applicable cybersecurity Laws, regulations and industry standards; and (ii) ensure that, in the event of a failure of the Product IT Systems, the data and other material contained therein can be reasonably recovered or replaced by the Company and its Subsidiaries without material disruption to the operation of the products provided to customers by the Company and its Subsidiaries. To the Knowledge of the Company, the Product IT Systems do not contain any material Disabling Code.

(h)          Except as set out in the Company Disclosure Letter, each of the Company and its Subsidiaries conducts regular security assessments and audits to ensure the continued security and integrity of its Product IT Systems and there have been no internal or external audits of the Company’s products in which cybersecurity vulnerabilities in its Product IT Systems were identified and not promptly resolved by the Company. In the past three years, there has been no event, vulnerability or condition involving the Product IT Systems that would reasonably be expected to result in unauthorized use, copying, disclosure, modification, theft, destruction, threats, cyberattacks and Disabling Codes.

Section 1.38          Insurance.

(a)          Except as set out in the Company Disclosure Letter, the assets of the Company and its Subsidiaries, the Leased Real Estate and all other property and assets used in the respective businesses of the Company and its Subsidiaries are insured against loss or damage by insurable hazards and risks as appropriate and applicable to the Company’s business on a replacement cost basis.

(b)          The Company Disclosure Letter contains a complete and accurate list of insurance policies that are maintained by or on behalf of the Company and its Subsidiaries and sets out, in respect of each policy, a description of the type of policy, the name of insurer, the coverage, the expiration date, the annual premium and any pending claims. Neither the Company nor any Subsidiary of the Company is in material default with respect to any of the provisions contained in the insurance policies or the payment of any premiums under any insurance policy and has not failed to give any notice or to present any claim under any insurance policy in a due and timely fashion.

(c)          In the past five years, there has been no change in the relationship of the Company and its Subsidiaries with any of their respective insurers or the availability of coverage. No material claims have been made under any policies of insurance maintained by or for the benefit of the Company and its Subsidiaries in the past five years. True, correct and complete copies of all insurance policies held by or on behalf of the Company and its Subsidiaries have been delivered to Parent.

Section 1.39          Information Supplied. None of the information included or incorporated by reference in the Proxy Statement to be filed with the SEC and sent to the Stockholders in connection with the transactions contemplated by this Agreement (including any amendments or supplements thereto) will, at the date it is first disseminated to the Stockholders or at the time of the Company Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to any information supplied by Parent, Merger Subs or any of their respective Representatives for inclusion in the Proxy Statement.

Section 1.40          No Other Representations. Except for the representations and warranties expressly set forth in this Schedule A, the Company makes no express or implied representation or warranty (and there is and has been no reliance by Parent or any of its respective Affiliates or Representatives on any such representation or warranty) with respect to the Stockholders and each of the Company, its Subsidiaries and their respective businesses or the accuracy or completeness of any information provided to Parent or the Merger Subs in connection with this Agreement. Without limiting the foregoing, absent fraud or willful misconduct, neither the Company nor any of its Subsidiaries will have or be subject to any liability or other obligation to Parent, its Representatives or its Affiliates resulting from Parent’s, its Representatives’ or its Affiliates’ use of any information, documents, projections, forecasts or other material made available by the Company to Parent, its Representatives or its Affiliates.

SCHEDULE “B”

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

Section 1.01          Organization; Standing and Power. Each of Parent and the Merger Subs is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in such jurisdiction) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of Parent and the Merger Subs is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in such jurisdiction) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary.

Section 1.02          Authority; Non-Contravention.

(a)          Authority. Each of Parent and the Merger Subs has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the approval of this Agreement by the board of directors of each of Parent and the Merger Subs, to consummate the transactions contemplated by this Agreement, including the First Merger. The execution and delivery of this Agreement by each of Parent and the Merger Subs and the consummation by each of them of the transactions contemplated hereby, including the First Merger, have been duly authorized by all necessary corporate action on the part of each of Parent and the Merger Subs and no other corporate proceedings on the part of any of Parent and the Merger Subs are necessary to authorize the execution and delivery of this Agreement or to consummate the First Merger and the other transactions contemplated hereby, subject only to the receipt of the Required Regulatory Approval and the filing and recordation of appropriate merger documents as required by the Companies Law (including the Merger Proposal). This Agreement has been duly executed and delivered by each of Parent and the Merger Subs and, assuming due execution and delivery by the Company, constitutes the legal, valid, and binding obligation of each of Parent and the Merger Subs, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by: (i) bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally; and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief as may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)          Non-Contravention. The execution, delivery, and performance of this Agreement by each of Parent and the Merger Subs, and the consummation by each of them of the transactions contemplated by this Agreement, including the First Merger but excluding the Second Merger, do not and will not (with the giving of notice, the lapse of time or the happening of any other event or circumstance): (i) contravene or conflict with, or result in any violation or breach of, any of their respective constating documents; (ii) conflict with or violate any Law applicable to any of them or any of their respective properties, assets or operations, subject to the receipt of the Required Regulatory Approval; (iii) result in a breach or a violation of, or conflict with, any Order of any Governmental Entity imposed on any of them; or (iv) result in a breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by any of them necessary to the use of their respective assets or the operation of their respective businesses.

Section 1.03          Governmental Authorization. The execution, delivery, and performance by Parent and the Merger Subs of this Agreement and the consummation by Parent and the Merger Subs of the transactions contemplated hereby (excluding the Second Merger) requires no Consent of or any action by or in respect of or with any Governmental Entity other than: (i) the filing of the Merger Proposals in relation to the First Merger with the Companies Registrar and all such other notices or filings required under the Companies Law with respect to the consummation of the First Merger and the issuance of a Certificate of Merger by the Companies Registrar; (ii) the filing with the SEC of (A) the Proxy Statement in definitive form in accordance with the Exchange Act, and (B) such reports under the Exchange Act or other applicable securities Laws as may be required in connection with this Agreement, the First Merger and the other transactions contemplated by this Agreement (excluding the Second Merger); (iii) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of NYSE American; (iv) receipt of the Required Regulatory Approval; and (v) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 1.04          Merger Subs. The authorized capital of Merger Sub 1 and Merger Sub 2 consists of 1,000,000 ordinary shares and 1,000,000 ordinary shares in each case. As of the date of this Agreement, there were: (i) in the case of Merger Sub 1, 100,000 ordinary shares, no par value each, issued and outstanding, all of which are owned indirectly by Parent, free and clear of all Liens; and (ii) in the case of Merger Sub 2, 100,000 ordinary shares, no par value each, issued and outstanding, all of which are owned directly by Merger Sub 1, free and clear of all Liens. All of the issued and outstanding shares owned, directly or indirectly, by Parent in the Merger Subs have been duly authorized and validly issued and are fully paid and non-assessable shares, and no such shares have been issued in violation of any pre-emptive or similar rights. Each Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and, prior to the Effective Time, and except for immaterial obligations or liabilities incurred in connection with its incorporation or the consummation of this Agreement and the transactions contemplated hereby, including the First Merger but excluding the Second Merger, has not incurred any Liabilities, has not engaged in any business activities and, other than this Agreement, has not entered into any Contracts or arrangements with any Person.

Section 1.05          Sufficient Funds. Parent has, or will have at the Effective Time, the funds necessary to pay the aggregate Merger Consideration.

Section 1.06          Parent Financial Advisor. Except for Citigroup Global Markets Inc., there is no investment banker, broker, financial advisor, finder or other person that is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission of a material amount in connection with the transactions contemplated by this Agreement and the First Merger based upon arrangements made by or on behalf of Parent or the Merger Subs.

Section 1.07          No Other Representations. Except for the representations and warranties expressly set forth in this Schedule B, neither Parent nor the Merger Subs make any express or implied representation or warranty (and there is and has been no reliance by the Company, its Subsidiaries or any of their respective Affiliates or Representatives on any such representation or warranty) with respect to the Merger Consideration and each of Parent, its Subsidiaries (including the Merger Subs) and their respective businesses or the accuracy or completeness of any information provided to the Company in connection with this Agreement.

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